UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

Summary

Registration data

General information	2
Address	4
Marketable securities	5
Auditor	6
Share registrer	6
Investor Relations Officer or equivalent	7
Shareholders’ Department	8

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brasil
Country in which the
marketable securities
are held in custody:	Brasil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

2

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU
	Valor Econômico	SP

3

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

4

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

5

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

4 - AUDITOR INFORMATION

Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

6

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

5 – SHARE REGISTRER

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

7

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

6 – INVESTOR RELATIONS OFFICER

NAME:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

NAME:	Lorival Nogueira Luz Júnior
Director of Investor Relations
CPF/CNPJ:	678.741.266-53

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br.

Start date of activity:	03/21/2011
End date of activity:	02/26/2013

8

Registration Form – 2013 – CPFL ENERGIA S.A.                                                            Version: 2

7 – SHAREHOLDERS’ DEPARTMENT

Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

9

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Statement of Comprehensive Income	5
Cash Flow Statements	6
Statement of Changes in Shareholders´ Equity
01/01/2012 to 12/31/2012	7
01/01/2011 to 12/31/2011	8
01/01/2010 to 12/31/2010	9
Statements of Added Value	10
Consolidated Financial Statements
Balance Sheet Assets	11
Balance Sheet Liabilities	12
Income Statement	13
Statement of Comprehensive Income	14
Cash Flow Statements	15
Statement of Changes in Shareholders’ Equity
01/01/2012 to 12/31/2012	16
01/01/2011 to 12/31/2011	17
01/01/2010 to 12/31/2010	18
Statements of Added Value	19
Management report	20
Notes to Financial Statements	34
Reports
Independent Auditors’ Report Unqualified	124
Report of the Audit Committee	126
Management Declaration on Financial Statements	127
Management Declaration on Independent Auditors’ Report	128

10

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 12/31/2012
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
RCA	02/12/2012	Dividend	04/27/2012	ON (Common shares)		0.78821
AGM	08/08/2012	Dividend	09/28/2012	ON (Common shares)		0.66534
RCA	03/13/2013	Dividend		ON (Common shares)		0.47377

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2012	Previous Year 12/31/2011	Previous Year 12/31/2010
1	Total assets	7,283,701	7,607,793	7,041,917
1.01	Current assets	574,911	764,388	601,635
1.01.01	Cash and cash equivalents	141,835	549,189	110,958
1.01.02	Financial Investments	3,939	45,668	42,533
1.01.02.02	Financial Investments at amortized cost	3,939	45,668	42,533
1.01.02.02.01	Held to maturity	3,939	45,668	42,533
1.01.06	Recoverable taxes	25,311	40,783	34,992
1.01.06.01	Current Recoverable taxes	25,311	40,783	34,992
1.01.08	Other current assets	403,826	128,748	413,152
1.01.08.03	Others	403,826	128,748	413,152
1.01.08.03.01	Other Credits	1,813	2,833	504
1.01.08.03.02	Dividends and interest on shareholders’ equity	401,473	125,913	412,648
1.01.08.03.03	Derivative	540	2	-
1.02	Noncurrent assets	6,708,790	6,843,405	6,440,282
1.02.01	Noncurrent assets	203,481	228,060	272,798
1.02.01.02	Financial Investments at amortized cost	-	2,854	39,216
1.02.01.02.01	Held to maturity	-	2,854	39,216
1.02.01.06	Deferred taxes	177,411	193,874	177,729
1.02.01.06.02	Deferred taxes credits	177,411	193,874	177,729
1.02.01.08	Related parties	-	2,610	14,875
1.02.01.08.02	Subsidiaries	-	2,610	14,875
1.02.01.09	Other noncurrent assets	26,070	28,722	40,978
1.02.01.09.03	Escrow deposits	12,579	11,744	10,676
1.02.01.09.04	Noncurrent Recoverable taxes	-	-	2,787
1.02.01.09.05	Other credits	13,365	16,978	27,515
1.02.01.09.06	Derivatives	71	-	-
1.02.01.09.07	Advance for future capital increase	55	-	-
1.02.02	Investments	6,504,548	6,614,915	6,167,072
1.02.02.01	Permanent equity interests	6,504,548	6,614,915	6,167,072
1.02.02.01.02	Investments in subsidiares	6,504,548	6,614,915	6,167,072
1.02.03	Property, plant and equipment	687	312	157
1.02.04	Intangible assets	74	118	255

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2012	Previous Year 12/31/2011	Previous Year 12/31/2010
2	Total liabilities	7,283,701	7,607,793	7,041,917
2.01	Current liabilities	195,160	200,258	41,245
2.01.01	Social and Labor Obligations	29	7	204
2.01.01.02	Labor Obligations	29	7	204
2.01.01.02.01	Estimated Labor Obligation	29	7	204
2.01.02	Suppliers	1,283	1,618	1,768
2.01.02.01	National Suppliers	1,283	1,618	1,768
2.01.03	Tax Obligations	453	197	436
2.01.03.01	Federal Tax Obligations	453	197	436
2.01.03.01.02	Others	453	197	436
2.01.04	Loans and financing	157,082	166,403	15,529
2.01.04.02	Debentures	157,082	166,403	15,529
2.01.04.02.01	Interest on debentures	7,082	16,403	15,529
2.01.04.02.02	Debentures	150,000	150,000	-
2.01.05	Other Current liabilities	36,313	32,033	23,308
2.01.05.02	Others	36,313	32,033	23,308
2.01.05.02.01	Dividends and interest on shareholders´ equity	16,856	15,575	16,360
2.01.05.02.04	Derivatives	-	-	123
2.01.05.02.05	Other payable	19,457	16,458	6,825
2.02	Noncurrent liabilities	191,882	340,378	506,964
2.02.01	Loans and financing	150,000	300,000	450,000
2.02.01.02	Debentures	150,000	300,000	450,000
2.02.02	Other Noncurrent liabilities	29,358	28,665	46,298
2.02.02.02	Others	29,358	28,665	46,298
2.02.02.02.03	Derivatives	-	24	460
2.02.02.02.04	Other payable	29,358	28,641	45,838
2.02.04	Provisons	12,524	11,713	10,666
2.02.04.01	Civil, Labor, Social and Tax Provisions	12,524	11,713	10,666
2.02.04.01.01	Tax Provisions	12,524	11,713	10,666
2.03	Shareholders’ equity	6,896,659	7,067,157	6,493,708
2.03.01	Capital	4,793,424	4,793,424	4,793,424
2.03.02	Capital reserves	228,322	229,955	16
2.03.04	Profit reserves	1,339,286	1,253,655	904,705
2.03.04.01	Legal reserves	556,481	495,185	418,665
2.03.04.04	Reserve of retained earnings for investment	326,899	-	-
2.03.04.08	Additional Proposed dividend	455,906	758,470	486,040
2.03.05	Retained earnings	-	227,118	185,831
2.03.08	Other Comprehensive Income	535,627	563,005	609,732
2.03.08.01	Accumulated Comprehensive Income	535,627	563,005	609,732

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT (in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year	Previous Year
		01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2011	01/01/2010 to 12/31/2010
3.01	Net revenues	1,452	1,191	1,795
3.03	Operating income	1,452	1,191	1,795
3.04	Operating income (expense)	1,301,501	1,592,588	1,632,162
3.04.02	General and administrative	(29,549)	(30,791)	(34,676)
3.04.05	Other	(36)	(145,189)	(145,302)
3.04.06	Equity income	1,331,086	1,768,568	1,812,140
3.05	Income before financial income and taxes	1,302,953	1,593,779	1,633,957
3.06	Financial income / expense	(22,084)	585	(3,287)
3.06.01	Financial income	15,301	57,783	92,941
3.06.02	Financial expense	(37,385)	(57,198)	(96,228)
3.07	Income before taxes	1,280,869	1,594,364	1,630,670
3.08	Income tax and social contribution	(54,946)	(22,072)	(35,519)
3.08.01	Current	(38,483)	(38,218)	(37,052)
3.08.02	Deferred	(16,463)	16,146	1,533
3.09	Net income from continuing operations	1,225,923	1,572,292	1,595,151
3.11	Net income	1,225,923	1,572,292	1,595,151
3.99.01.01	ON	1.27	1.63	1.66

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME (in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year	Previous Year
		01/01/2012 to 12/31/2012	01/01/2011 to 12/31/2012	01/01/2010 to 12/31/2010
4.01	Net income	1,225,924	1,572,292	1,595,101
4.03	Comprehensive income	1,225,924	1,572,292	1,595,101

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais – R$)

Code	Description	current year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011	Previous Year 01/01/2011 to 12/31/2011
6.01	Net cash from operating activities	1,151,182	1,637,526	1,262,001
6.01.01	Cash generated (used) from operations	(20,117)	7,651	(14,486)
6.01.01.01	Net income, including income tax and social contribution	1,280,869	1,594,364	1,630,670
6.01.01.02	Depreciation and amortization	65	145,359	145,452
6.01.01.03	Reserve for contingencies	7	-	-
6.01.01.04	Interest and monetary and exchange restatement	30,028	36,496	21,532
6.01.01.06	Equity in subsidiaries	(1,331,086)	(1,768,568)	(1,812,140)
6.01.02	Variation on assets and liabilities	1,171,299	1,629,875	1,276,487
6.01.02.01	Dividend and interest on shareholders’ equity received	1,199,996	1,692,403	1,317,799
6.01.02.02	Recoverable taxes	47,539	28,249	38,945
6.01.02.03	Escrow deposits	(28)	(21)	-
6.01.02.05	Other operating assets	4,747	7,762	(309)
6.01.02.06	Suppliers	(336)	(150)	(890)
6.01.02.07	Income tax and social contribution paid	(39,976)	(39,730)	(38,003)
6.01.02.08	Other taxes and social contributions	699	1,103	3,295
6.01.02.09	Interest on debts (paid)	(45,080)	(51,984)	(44,895)
6.01.02.10	Other operating liabilities	3,738	(7,757)	545
6.02	Net cash in investing activities	(15,202)	30,394	53,579
6.02.02	Acquisition of property, plant and equipment	(508)	(188)	2
6.02.03	Financial investments	49,263	46,202	43,627
6.02.05	Seles of noncurrent assets	-	-	(45)
6.02.06	Advance for future capital increase	(55)	-	-
6.02.07	Intercompany loans with subsidiaries and associated companies	2,799	(3,868)	10,227
6.02.08	Capital increase in investments	(66,701)	(11,752)	-
6.02.09	Others	-	-	(232)
6.03	Net cash in financing activities	(1,543,334)	(1,229,689)	(1,423,748)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(149,827)	(121)	(198)
6.03.02	Payments of dividend and interest on shareholders’ equity	(1,393,507)	(1,229,568)	(1,423,550)
6.05	Increase (decrease) in cash and cash equivalents	(407,354)	438,231	(108,168)
6.05.01	Cash and cash equivalents at beginning of period	549,189	110,958	219,126
6.05.02	Cash and cash equivalents at end of period	141,835	549,189	110,958

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO DECEMBER 31, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,956	1,253,655	-	790,122	7,067,158
5.02	Prior year profit or loss	-	-	-	227,118	(227,118)	-
5.03	Adjusted balance	4,793,424	229,956	1,253,655	227,118	563,005	7,067,158
5.04	Capital transactions within shareholders	-	(1,634)	(302,564)	(1,092,224)	-	(1,396,422)
5.04.06	Interim Dividend	-	-	-	(640,239)	-	(640,239)
5.04.08	Prescribed dividend	-	-	-	3,921	-	3,921
5.04.09	Dividend approved	-	-	(758,470)	-	-	(758,470)
5.04.10	Business combinations CPFL Renováveis	-	(1,634)	-	-	-	(1,634)
5.04.11	Dividend proposed	-	-	455,906	(455,906)	-	-
5.05	Total comprehensive income	-	-	-	1,225,924	-	1,225,924
5.05.01	Net income / Loss for the period	-	-	-	1,225,924	-	1,225,924
5.06	Internal changes in Shareholders' equity	-	-	388,196	(360,818)	(27,378)	-
5.06.01	Formation of statutory reserve	-	-	388,196	(388,195)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	27,377	(27,378)	-
5.07	Final balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO DECEMBER 31, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	-	795,563	6,493,708
5.02	Prior Year profit or loss	-	-	-	185,831	(185,831)	-
5.03	Adjusted balance	4,793,424	16	904,705	185,831	609,732	6,493,708
5.04	Capital transactions within shareholders	-	229,940	272,430	(1,480,290)	(20,922)	(998,842)
5.04.06	Dividend	-	-	-	(747,709)	-	(747,709)
5.04.08	Prescribed dividend	-	-	-	4,967	-	4,967
5.04.09	Dividend approved	-	-	(486,040)	-	-	(486,040)
5.04.10	Business combinations CPFL Renováveis	-	229,940	-	20,922	(20,922)	229,940
5.04.11	Dividend proposed	-	-	758,470	(758,470)	-	-
5.05	Total comprehensive income	-	-	-	1,572,292	-	1,572,292
5.05.01	Net income / Loss for the period	-	-	-	1,572,292	-	1,572,292
5.06	Internal changes in Shareholders' equity	-	-	76,520	(50,715)	(25,805)	-
5.06.01	Formation of statutory reserve	-	-	76,520	(76,520)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	25,805	(25,805)	-
5.07	Final balance	4,793,424	229,956	1,253,655	227,118	563,005	7,067,158

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM DECEMBER 31, 2010 TO DECEMBER 31, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.02	Prior Year profit or loss	-	-	-	129,796	(129,796)	-
5.03	Adjusted balance	4,741,175	16	996,768	(104,482)	635,871	6,269,348
5.04	Capital transactions within shareholders	52,249	-	(168,977)	(1,254,063)	-	(1,370,791)
5.04.01	Capital increase	52,249	-	-	-	-	52,249
5.04.06	Dividend	-	-	-	(774,429)	-	(774,429)
5.04.08	Dividend proposed	-	-	486,040	(486,040)	-	-
5.04.09	Prescribed dividend	-	-	-	6,406	-	6,406
5.04.10	Dividend approved	-	-	(655,017)	-	-	(655,017)
5.05	Total comprehensive income	-	-	-	1,595,151	-	1,595,151
5.05.01	Net income / Loss for the period	-	-	-	1,595,151	-	1,595,151
5.06	Internal changes in Shareholders' equity	-	-	76,914	(50,775)	(26,139)	-
5.06.01	Formation of statutory reserve	-	-	76,914	(76,914)	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	26,139	(26,139)	-
5.07	Final balance	4,793,424	16	904,705	185,831	609,732	6,493,708

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011	Previous Year 31/12/2010 to 12/31/2010
7.01	Revenues	2,108	1,500	1,971
7.01.01	Sales of goods, products and services	1,600	1,312	1,971
7.01.03	Revenues related to the construction of own assets	508	188	-
7.02	Inputs	(12,700)	(23,313)	(30,554)
7.02.02	Material-Energy-Outsourced services-Other	(7,326)	(18,215)	(19,499)
7.02.04	Other	(5,374)	(5,098)	(11,055)
7.03	Gross added value	(10,592)	(21,813)	(28,583)
7.04	Retentions	(65)	(145,359)	(145,452)
7.04.01	Depreciation and amortization	(65)	(170)	(150)
7.04.02	Other	-	(145,189)	(145,302)
7.04.02.01	Intangible concession asset - amortization	-	(145,189)	(145,302)
7.05	Net added value generated	(10,657)	(167,172)	(174,035)
7.06	Added value received in transfer	1,365,481	1,845,141	1,923,346
7.06.01	Equity in subsidiaries	1,331,086	1,768,568	1,812,140
7.06.02	Financial income	34,395	76,573	111,206
7.07	Added Value to be Distributed	1,354,824	1,677,969	1,749,311
7.08	Distribution of Added Value	1,354,824	1,677,969	1,749,311
7.08.01	Personnel	14,713	6,314	3,293
7.08.01.01	Direct Remuneration	6,218	4,234	3,055
7.08.01.02	Benefits	8,005	1,839	131
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	490	241	107
7.08.02	Taxes, Fees and Contributions	76,986	42,079	54,548
7.08.02.01	Federal	76,982	42,075	54,532
7.08.02.02	State	4	4	-
7.08.02.03	Municipal	-	-	16
7.08.03	Remuneration on third parties’ capital	37,202	57,284	96,319
7.08.03.01	Interest	37,081	57,181	96,195
7.08.03.02	Rental	121	103	124
7.08.04	Remuneration on own capital	1,225,923	1,572,292	1,595,151
7.08.04.02	Dividend	1,089,948	1,501,212	1,254,063
7.08.04.03	Retained profit / loss for the period	135,975	71,080	341,088

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011	Previous Year 12/31/2010
1	Total assets	31,075,687	27,413,057	20,056,797
1.01	Current assets	5,630,196	5,363,055	3,898,190
1.01.01	Cash and cash equivalents	2,477,895	2,699,837	1,562,897
1.01.02	Financial Investments	6,100	47,521	42,533
1.01.02.02	Financial Investments at amortized cost	6,100	47,521	42,533
1.01.02.02.01	Held to maturity	6,100	47,521	42,533
1.01.03	Accounts receivable	2,268,601	1,874,280	1,816,073
1.01.03.01	Consumers	2,268,601	1,874,280	1,816,073
1.01.04	Materials and suppliers	49,346	44,872	25,223
1.01.06	Recoverable taxes	263,403	277,463	193,020
1.01.06.01	Current Recoverable taxes	263,403	277,463	193,020
1.01.08	Other current assets	564,851	419,082	258,444
1.01.08.03	Other	564,851	419,082	258,444
1.01.08.03.01	Other credits	516,903	409,938	253,446
1.01.08.03.02	Derivatives	870	3,733	244
1.01.08.03.03	Leases	9,740	4,581	4,754
1.01.08.03.04	Dividends and interest on shareholders’ equity	2,894	830	-
1.01.08.03.05	Financial asset of concession	34,444	-	-
1.02	Noncurrent assets	25,445,491	22,050,002	16,158,607
1.02.01	Noncurrent assets	6,298,173	4,830,487	3,787,268
1.02.01.02	Financial Investments at amortized cost	-	109,964	72,822
1.02.01.02.01	Held to maturity	-	109,964	72,822
1.02.01.03	Accounts receivable	162,016	182,300	195,738
1.02.01.03.01	Consumers	162,016	182,300	195,738
1.02.01.06	Deferred taxes	1,318,618	1,176,535	1,183,460
1.02.01.06.02	Deferred taxes credits	1,318,618	1,176,535	1,183,460
1.02.01.09	Other noncurrent assets	4,817,539	3,361,688	2,335,248
1.02.01.09.03	Derivatives	486,438	215,642	82
1.02.01.09.04	Escrow deposits	1,184,554	1,128,616	890,685
1.02.01.09.05	Recoverable taxes	225,036	216,715	138,966
1.02.01.09.06	Leases	31,703	24,521	26,315
1.02.01.09.07	Financial asset of concession	2,342,796	1,376,664	934,646
1.02.01.09.08	Private pension fund	10,203	3,415	5,800
1.02.01.09.09	Investments at cost	116,654	116,654	116,654
1.02.01.09.10	Other credits	420,155	279,461	222,100
1.02.03	Property, plant and equipment	9,611,958	8,292,076	5,786,465
1.02.03.01	Fixed assets - in service	8,950,586	7,226,461	5,001,815
1.02.03.03	Fixed assets - in progress	661,372	1,065,615	784,650
1.02.04	Intangible assets	9,535,360	8,927,439	6,584,874
1.02.04.01	Intangible assets	9,535,360	8,927,439	6,584,874

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011	Previous Year 12/31/2010
2	Total liabilities	31,075,687	27,413,057	20,056,797
2.01	Current liabilities	5,193,351	4,499,437	4,428,322
2.01.01	Social and Labor Obligations	72,535	70,771	58,688
2.01.01.02	Labor Obligations	72,535	70,771	58,688
2.01.01.02.01	Estimated Labor Obligation	72,535	70,771	58,688
2.01.02	Suppliers	1,691,002	1,240,143	1,047,385
2.01.02.01	National Suppliers	1,691,002	1,240,143	1,047,385
2.01.03	Tax Obligations	442,365	483,028	455,248
2.01.03.01	Federal Tax Obligations	270,693	182,510	207,357
2.01.03.01.01	Income tax and Social Contribution	142,395	90,120	109,133
2.01.03.01.02	PIS (Tax on Revenue)	14,153	12,446	13,563
2.01.03.01.03	COFINS (Tax on Revenue)	79,286	59,429	63,668
2.01.03.01.04	Others	34,859	20,515	20,993
2.01.03.02	State Tax Obligations	171,672	300,518	247,891
2.01.04	Loans and financing	2,133,170	1,653,053	2,247,407
2.01.04.01	Loans and financing	1,701,097	1,038,316	619,383
2.01.04.01.01	Brazilian currency	1,676,015	1,016,068	606,401
2.01.04.01.02	Foreign Currency	25,082	22,248	12,982
2.01.04.02	Debentures	432,073	614,737	1,628,024
2.01.04.02.01	Debentures	336,459	531,185	1,509,958
2.01.04.02.02	Interest on debentures	95,614	83,552	118,066
2.01.05	Other liabilities	854,279	1,052,442	619,594
2.01.05.02	Others	854,279	1,052,442	619,594
2.01.05.02.01	Dividends and interest on shareholders´ equity	26,542	24,525	23,815
2.01.05.02.04	Derivatives	109	-	3,981
2.01.05.02.05	Private pension fund	51,675	40,695	40,103
2.01.05.02.06	Regulatory charges	114,488	145,146	123,542
2.01.05.02.07	Charge for the use of Public Utilities	30,422	28,738	17,287
2.01.05.02.08	Other payable	631,043	813,338	410,866
2.02	Noncurrent liabilities	17,475,275	14,361,110	8,878,819
2.02.01	Loans and financing	14,992,948	11,954,734	7,159,311
2.02.01.01	Loans and financing	9,097,805	7,406,082	4,946,997
2.02.01.01.01	Brazilian currency	6,687,597	5,677,756	4,481,420
2.02.01.01.02	Foreign Currency	2,410,208	1,728,326	465,577
2.02.01.02	Debentures	5,895,143	4,548,652	2,212,314
2.02.02	Other payable	940,515	1,030,154	1,150,476
2.02.02.02	Other	940,515	1,030,154	1,150,476
2.02.02.02.03	Derivatives	336	24	7,883
2.02.02.02.04	Private pension fund	325,455	414,629	570,878
2.02.02.02.05	Taxes and Contributions	-	165	959
2.02.02.02.06	Charge for the use of Public Utilities	461,157	440,926	429,631
2.02.02.02.07	Other payable	149,100	174,410	141,125
2.02.02.02.08	Suppliers	4,467	-	-
2.02.03	Deferred taxes	1,155,733	1,038,101	277,767
2.02.03.01	Deferred Income tax and Social Contribution	1,155,733	1,038,101	277,767
2.02.04	Provisions	386,079	338,121	291,265
2.02.04.01	Civil, Labor, Social and Tax Provisions	386,079	338,121	291,265
2.02.04.01.01	Tax Provisions	263,382	248,760	219,513
2.02.04.01.02	Labor and tax provisions	68,505	43,850	39,136
2.02.04.01.04	Civil provisions	27,130	28,484	27,843
2.02.04.01.05	Others	27,062	17,027	4,773
2.03	Shareholders´ equity - consolidated	8,407,061	8,552,510	6,749,656
2.03.01	Capital	4,793,424	4,793,424	4,793,424
2.03.02	Capital reserves	228,322	229,956	16
2.03.04	Profit reserves	1,339,286	1,253,655	904,705
2.03.04.01	Legal reserves	556,481	495,185	418,665
2.03.04.04	Reserve of retained earnings for investment	326,899	-	-
2.03.04.08	Additional Proposed dividend	455,906	758,470	486,040
2.03.05	Retained earnings	-	227,118	185,831
2.03.08	Other comprehensive income	535,628	563,005	609,732
2.03.09	Noncontrolling interest	1,510,401	1,485,352	255,948

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011	Previous Year 01/01/2010 to 12/31/2010
3.01	Net revenues	15,055,147	12,764,028	12,023,729
3.02	Cost of electric energy services	(10,701,965)	(8,517,565)	(8,340,963)
3.02.01	Cost of electric energy	(7,725,979)	(6,220,970)	(6,222,490)
3.02.02	Operating cost	(1,620,311)	(1,157,970)	(1,067,493)
3.02.03	Services rendered to third parties	(1,355,675)	(1,138,625)	(1,050,980)
3.03	Operating income	4,353,182	4,246,463	3,682,766
3.04	Operating income (expense)	(1,582,069)	(1,195,916)	(943,451)
3.04.01	Sales expenses	(468,346)	(364,352)	(300,435)
3.04.02	General and administrative	(732,824)	(615,171)	(443,212)
3.04.05	Others	(380,899)	(216,393)	(199,804)
3.05	Income before financial income and taxes	2,771,113	3,050,547	2,739,315
3.06	Financial income / expense	(767,632)	(625,378)	(271,307)
3.06.01	Financial income	720,332	761,400	565,751
3.06.02	Financial expense	(1,487,964)	(1,386,778)	(837,058)
3.07	Income before taxes	2,003,481	2,425,169	2,468,008
3.08	Income tax and social contribution	(746,747)	(800,896)	(853,431)
3.08.01	Current	(927,268)	(735,908)	(755,321)
3.08.02	Deferred	180,521	(64,988)	(98,110)
3.09	Net income from continuing operations	1,256,734	1,624,273	1,614,577
3.11	Net income	1,256,734	1,624,273	1,614,577
3.11.01	Net income attributable to controlling shareholders	1,225,924	1,572,292	1,595,151
3.11.02	Net income attributable to noncontrolling shareholders	30,810	51,981	19,426
3.99.01.01	ON	1.27	1.63	1.66

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011	Previous Year 01/01/2010 to 12/31/2010
4.01	Net income	1,256,734	1,624,274	1,614,577
4.03	Comprehensive income	1,256,734	1,624,274	1,614,577
4.03.01	Comprehensive income attributtable to controlling shareholders	1,225,924	1,572,293	1,595,151
4.03.02	Comprehensive income attributable to non controlling shareholders	30,810	51,981	19,426

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2012 to 12/31/2012	YTD previous year 01/01/2011 to 12/31/2011	YTD previous year 01/01/2010 to 12/31/2010
6.01	Net cash from operating activities	2,144,084	2,488,652	2,029,213
6.01.01	Cash generated from operations	4,485,779	4,294,160	3,584,715
6.01.01.01	Net income, including income tax and social contribution	2,003,481	2,425,169	2,468,008
6.01.01.02	Depreciation and amortization	1,127,103	801,203	691,793
6.01.01.03	Reserve for tax, civil, labor and environmental risks	95,226	35,219	(29,598)
6.01.01.04	Interest and monetary and exchange restatement	1,099,913	1,105,405	531,310
6.01.01.05	Gain on pension plan	(16,340)	(82,953)	(80,629)
6.01.01.06	Losses on disposal of noncurrent assets	54,579	3,688	1,142
6.01.01.07	Deferred taxes - PIS and COFINS	(64,005)	6,429	2,153
6.01.01.08	Other	21,919	-	536
6.01.01.09	Provision for doubtful accounts	163,903	-	-
6.01.02	Variation on assets and liabilities	(2,341,695)	(1,805,508)	(1,555,502)
6.01.02.01	Consumers, Concessionaires and Licensees	(486,380)	(9,184)	(34,085)
6.01.02.02	Recoverable Taxes	48,558	(12,972)	3,146
6.01.02.03	Leases	(3,969)	(6,347)	(2,945)
6.01.02.04	Escrow deposits	8,305	(164,165)	(52,109)
6.01.02.05	Other operating assets	(73,495)	(61,086)	(78,202)
6.01.02.06	Suppliers	435,014	122,783	(16,714)
6.01.02.07	Taxes and social contributions paid	(864,145)	(764,195)	(88,996)
6.01.02.08	Other taxes and social contributions	(146,600)	54,230	(72,235)
6.01.02.09	Employee Pension Plans	(79,450)	(70,318)	(573,170)
6.01.02.10	Interest paid on debt	(1,018,078)	(981,682)	(705,366)
6.01.02.11	Regulator charges	(29,057)	21,596	59,792
6.01.02.12	Other operating liabilities	(68,314)	65,832	5,382
6.01.02.13	Reserve for tax, civil and labor risks paid	(64,084)	-	-
6.02	Net cash in investing activities	(3,368,260)	(2,487,531)	(1,801,887)
6.02.02	Acquisition of property, plant and equipment	(1,034,589)	(829,701)	17,777
6.02.03	Marketable Securities, Deposits and Escrow Deposits	(14,806)	18,688	(3,931)
6.02.05	Acquisition of intangible assets	(1,433,064)	(1,075,072)	828
6.02.06	Leases	(6,581)	8,314	(1,165,609)
6.02.08	Acquisition of subsidiaries net of cash acquired	(706,186)	(814,330)	-
6.02.09	Increase Cash for Business Combinations	-	253,178	(634,931)
6.02.10	Other	(558)	-	-
6.02.11	Payment of acquisition payables	(172,476)	(48,608)	-
6.02.12	Intercompany loans with subsidiaries and associated companies	-	-	(10,269)
6.02.13	Increase on investments on subsidiaries	-	-	(5,752)
6.03	Net cash in financing activities	1,002,233	1,135,819	(151,674)
6.03.01	Loans, financing and debentures obtained	4,294,254	5,536,932	2,571,002
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(1,885,175)	(3,157,839)	(1,280,290)
6.03.03	Dividend and interest on shareholders’ equity paid	(1,406,846)	(1,240,590)	(1,440,094)
6.03.05	Cash increase due to increase of investment in subsidiaries	-	1,118	-
6.03.06	Others	-	(3,802)	(2,292)
6.05	Increase (decrease) in cash and cash equivalents	(221,943)	1,136,940	75,652
6.05.01	Cash and cash equivalents at beginning of period	2,699,837	1,562,897	1,487,245
6.05.02	Cash and cash equivalents at end of period	2,477,894	2,699,837	1,562,897

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2012 TO DECEMBER 31, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,956	1,253,655	0	790,122	7,067,158	1,485,352	8,552,510
5.02	Prior Year profit or loss	-	-	-	227,118	(227,118)	-	-	-
5.03	Adjusted opening balance	4,793,424	229,956	1,253,655	227,118	563,005	7,067,158	1,485,352	8,552,510
5.04	Capital transactions within shareholders	-	(1,634)	(302,564)	(1,092,224)	-	(1,396,422)	(5,427)	(1,401,849)
5.04.06	Dividend	-	-	-	(640,239)	-	(640,239)	-	(640,239)
5.04.08	Prescribed dividend	-	-	-	3,921	-	3,921	-	3,921
5.04.09	Dividend proposed	-	-	455,906	(455,906)	-	-	(5,875)	(5,875)
5.04.10	Dividend approved	-	-	(758,470)	-	-	(758,470)	(8,201)	(766,671)
5.04.11	Business combinations CPFL Renováveis	-	(1,634)	-	-	-	(1,634)	5,086	3,452
5.04.12	Capital Increase Noncontrolling shareholders	-	-	-	-	-	-	3,563	3,563
5.05	Total comprehensive income	-	-	-	1,225,924	-	1,225,924	30,810	1,256,734
5.05.01	Net income	-	-	-	1,225,924	-	1,225,924	30,810	1,256,734
5.06	Internal changes of shareholders equity	-	-	388,196	(360,818)	(27,378)	-	(334)	(334)
5.06.01	Formation of statutory reserve	-	-	388,196	(388,195)	-	-	-	-
5.06.02	Realization of Comprehensive Income - Deemed cost	-	-	-	41,482	(41,482)	-	-	-
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	-	-	-	(14,105)	14,104	-	-	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(334)	(334)
5.07	Ending balance	4,793,424	228,322	1,339,287	-	535,627	6,896,660	1,510,401	8,407,061

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2011 TO DECEMBER 31, 2011 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	16	904,705	-	795,563	6,493,708	255,948	6,749,656
5.02	Prior Year profit or loss	-	-	-	185,831	(185,831)	-	-	-
5.03	Adjusted opening balance	4,793,424	16	904,705	185,831	609,732	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	-	229,940	272,430	(1,480,290)	(20,922)	(998,842)	1,177,437	178,597
5.04.06	Dividend	-	-	-	(747,709)	-	(747,709)	(3,498)	(751,207)
5.04.08	Business combinations CPFL Renováveis	-	229,940	-	20,922	(20,922)	229,940	1,184,531	1,414,473
5.04.09	Dividend approved	-	-	(486,040)	-	-	(486,040)	(3,596)	(489,636)
5.04.10	Prescribed dividend	-	-	-	4,967	-	4,967	-	4,967
5.04.11	Dividend proposed	-	-	758,470	(758,470)	-	-	-	-
5.05	Total comprehensive income	-	-	-	1,572,292	-	1,572,292	51,981	1,624,271
5.05.01	Net income	-	-	-	1,572,292	-	1,572,292	51,981	1,624,271
5.06	Internal changes of shareholders equity	-	-	76,520	(50,715)	(25,805)	-	(14)	(14)
5.06.01	Formation of statutory reserve	-	-	76,520	(76,520)	-	-	-
5.06.02	Realization of Comprehensive Income - Deemed cost	-	-	-	39,098	(39,098)	-	-
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	-	-	-	(13,293)	13,293	-	-
5.07	Ending balance	4,793,424	229,956	1,253,655	227,118	563,005	7,067,158	1,485,352	8,552,510

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2010 TO DECEMBER 31, 2010 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.02	Prior Year profit or loss	-	-	-	129,796	(129,796)	-	-	-
5.03	Adjusted opening balance	4,741,175	16	996,768	(104,482)	635,871	6,269,348	267,431	6,536,779
5.04	Capital transactions within shareholders	52,249	-	(168,977)	(1,254,063)	-	(1,370,791)	(17,148)	(1,387,939)
5.04.01	Capital increase	52,249	-	-	-	-	52,249	-	52,249
5.04.06	Dividend	-	-	-	(774,429)	-	(774,429)	(6,181)	(780,610)
5.04.08	Dividend approved	-	-	(655,017)	-	-	(655,017)	(10,967)	(665,984)
5.04.09	Prescribed dividend	-	-	-	6,406	-	6,406	-	6,406
5.04.10	Dividend proposed	-	-	486,040	(486,040)	-	-	-	-
5.05	Total comprehensive income	-	-	-	1,595,151	-	1,595,151	19,426	1,614,577
5.05.01	Net income	-	-	-	1,595,151	-	1,595,151	19,426	1,614,577
5.06	Internal changes of shareholders equity	-	-	76,914	(50,775)	(26,139)	-	(13,761)	(13,761)
5.06.01	Formation of statutory reserve	-	-	76,914	(76,914)	-	-	-	-
5.06.02	Realization of Comprehensive Income - Deemed cost	-	-	-	39,605	(39,605)	-	-	-
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	-	-	-	(13,466)	13,466	-	-	-
5.06.05	Other transaction with noncontrolling shareholders'
5.07	Ending balance	4,793,424	16	904,705	185,831	609,732	6,493,708	255,948	6,749,656

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP –   Date: December 31, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2012 to 12/31/2012	Previous Year 01/01/2011 to 12/31/2011	Previous Year 01/01/2010 to 12/31/2010
7.01	Revenues	22,353,535	19,267,606	18,421,036
7.01.01	Sales of goods, products and services	20,070,723	17,736,156	16,513,001
7.01.02	Other revenue	1,351,551	1,129,826	1,043,678
7.01.02.01	Revenue from construction of infrastructure distribution	1,351,551	1,129,826	1,043,678
7.01.03	Revenues related to the construction of own assets	1,095,164	472,298	916,026
7.01.04	Allowance for doubtful accounts	(163,903)	(70,674)	(51,669)
7.02	Inputs	(12,236,546)	(9,375,269)	(9,535,417)
7.02.01	Cost of sales	(8,584,834)	(6,926,552)	(6,914,197)
7.02.02	Material-Energy-Outsourced services-Other	(2,077,890)	(1,987,656)	(2,281,569)
7.02.04	Other	(1,573,822)	(461,061)	(339,651)
7.03	Gross added value	10,116,989	9,892,337	8,885,619
7.04	Retentions	(1,127,382)	(845,819)	(720,528)
7.04.01	Depreciation and amortization	(841,374)	(661,770)	(537,913)
7.04.02	Other	(286,008)	(184,049)	(182,615)
7.04.02.01	Intangible concession asset - amortization	(286,008)	(184,049)	(182,615)
7.05	Net added value generated	8,989,607	9,046,518	8,165,091
7.06	Added value received in transfer	739,531	785,967	603,720
7.06.02	Financial income	739,531	785,967	603,720
7.07	Added Value to be Distributed	9,729,138	9,832,485	8,768,811
7.08	Distribution of Added Value	9,729,138	9,832,485	8,768,811
7.08.01	Personnel	659,595	595,433	498,110
7.08.01.01	Direct Remuneration	437,223	417,848	379,198
7.08.01.02	Benefits	178,647	146,586	89,235
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	43,725	30,999	29,677
7.08.02	Taxes, Fees and Contributions	6,276,188	6,184,300	5,709,743
7.08.02.01	Federal	3,081,294	3,204,456	2,968,855
7.08.02.02	State	3,183,205	2,970,299	2,731,991
7.08.02.03	Municipal	11,689	9,545	8,897
7.08.03	Remuneration on third parties’ capital	1,536,621	1,428,479	946,381
7.08.03.01	Interest	1,493,141	1,401,428	931,649
7.08.03.02	Rental	29,641	27,051	14,732
7.08.03.03	Others	13,839	-	-
7.08.04	Remuneration on own capital	1,256,734	1,624,273	1,614,577
7.08.04.02	Dividend	1,093,869	1,504,710	1,260,244
7.08.04.03	Retained profit / loss for the period	162,865	119,563	354,333

Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the Management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company’s Management Report and financial statements, including the report of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2012. All comparisons in this Report are based on consolidated data for the same period a year earlier, except when otherwise stated.

1.       Initial considerations

The year 2012 was a milestone in the history of the Brazilian electric sector: the treatment given by the Federal Government to the concessions of generation, transmission and distribution of electric energy, through the proposal of anticipated extension of these concessions, was an important step toward the goal to reduce electric energy tariffs.

Considered one of the world's most expensive tariffs, Brazilian society had expected a few years ago, for the government action to reduce the electric energy tariff, thereby helping to increase the competitiveness of the economy and provide better living conditions for the population. Government measures, contained in the Provisional Measure No. 579/2012 and later converted into Law No. 12,783, certainly will give, in the coming years, a new impetus to economic growth and social development of the country, supporting from now, the effort of Brazilian authorities to control inflation.

The proposal of anticipated extension of the concessions made earlier by the Government, changed significantly the tariffs of power generation and transmission and its benefits were shared directly with consumers, through the reduction of the final tariff, announced in the end of January 2013.

In the specific case of CPFL Energia, were affected by government measures five small concessions of power distribution, corresponding to 2,575 GWh (4.5% of the concession area of CPFL Energia) and small hydroelectric power plants totaling 24 MW (less than 1% of total installed capacity of the Group).

Even in this adverse scenario, the CPFL Energia Group grew. The total energy sales increased 8.0% to 57,090 GWh (52,851 GWh in 2011). In the distribution segment, sales to the captive market increased 1.8% to 40,645 GWh, whereas the volume of energy corresponding to the consumption of free consumers in the concession areas of the group’s distributors, invoiced in the form of the Tariff for the Use of the Distribution System (TUSD), increased 8.0% to 15,855 GWh. Thus, energy consumption in the concession area of the CPFL Energia’s group was 56,500 GWh, an increase of 3.5% over 2011. The subsidiary CPFL Renováveis remained at the leadership of the power generation segment from alternative sources, completing several acquisitions, such as Bons Ventos and Atlântica wind farms and Ester cogeneration plant, fueled by sugarcane bagasse. Additionally, we had the beginning of commercial operation of Santa Clara wind farm and Salto Góes SHPP. CPFL Energia also maintained its excellence in the management of hydroelectric power plants through its subsidiary CPFL Geração and continued its leadership in energy trading in the free market through CPFL Brasil. Thus, commercialization and generation sales outside the Group reached 16,445 GWh, an increase of 27.1% compared to 2011. In other business segment, that of Value Added Services, the Group also showed growth, increasing its Net Revenue by 34.7%, reflecting an expansion in the volume of transactions and services sold to customers throughout Brazil.

Regulatory requirements have been extended every tariff cycle and continue to challenge companies to increase operational efficiency and quality of services provided to customers. The Group prepared itself for this new cycle, investing in innovation, through the incorporation of new technologies, especially smart grid, in addition to investments in the expansion and strengthening of networks to meet the strong growth in consumption in the distributors’ concession area. Thus, the volume of investments of the eight distribution subsidiaries totaled R$ 1,403 million.

Noteworthy also the inauguration of Tanquinho Solar Power Plant, located in Campinas, state of São Paulo, celebrating 100 years of the founding of CPFL Paulista, which led to the CPFL Energia Group. The Tanquinho Solar Power Plant with 1.1 MWp of installed capacity, is the result of a Research & Development Project developed by the CPFL Group companies in response to the strategic project called "Technical Arrangements for Insertion of Photovoltaic Solar Generation in the Brazilian Energy Matrix", object of the Public Call of the Brazilian National Electric Energy Agency (Aneel). In this sense, the project, which amounted to R$ 13.8 million, combines several technologies already employed in the world, seeking the mastery of existing technologies and evaluate how solar energy can be integrated into the electric distribution system of CPFL and Brazil. Thus, opens up perspectives for use of opportunities by the Group, as this source of energy becomes more competitive in the Country.

For the coming years, the Group's prospects are quite optimistic, primarily by expected growth of the Brazilian economy and low impact caused by the measures announced by the Federal Government in order to reduce the electric energy tariff for consumers through the proposal for the anticipation of the concessions maturing between 2015 and 2017.

For this reason, CPFL Energia plans to keep the strategies that have been the main driving forces of growth and empowerment, with a focus on seizing opportunities for consolidation, investment in new generation projects, and increasing efficiency through innovation in current businesses, especially distribution, with strong investment in smart grid technologies.

Group must also keep those who were the pillars of its development in recent years: the commitment to corporate governance, business excellence, social responsibility and business sustainability, widely recognized by the market and by the Brazilian society.

SHAREHOLDING STRUCTURE (simplified)

CPFL Energia is a holding company with stock participation in other companies:

Base: 12/31/2012

Notes:

(1)    Controlling shareholders;

(2)    UTEs Termoparaíba e Termonordeste;

(3)    CPFL Energia owns a 63.0% interest in CPFL Renováveis through CPFL Geração, with 35.5%, and CPFL Brasil, with 27.5%.

2.       Comments on the situation

MACROECONOMIC ENVIRONMENT

The year 2012 was marked by the continuity of instability in the international macroeconomic environment, besides other unfavorable elements that have contributed to get the macroeconomic downturn even deeper. After the crisis of 2008/2009, in 2010 the international economy witnessed the recovery of developed countries and, to a greater extent, the emerging countries. It was expected that the same was accomplished in subsequent years, but adverse factors altered the growth trend observed so far.

Emerging markets, especially China, have registered a smoother economic slowdown, but Europe is in recession and U.S. follows the path of a moderate growth, still influenced by negotiations on the fiscal cliff.

Thus, the world has experienced moments of uncertainty in 2012, with implications for global trade, investment and confidence. These were the main transmission channels of the crisis to Brazil, highlighting the poor performance of the industrial sector, which declined by 2.7% for the year. Besides the global slowdown, the appreciation of foreign exchange rate for much of the year, high inventories and structural problems in infrastructure, bureaucracy and qualification of skilled labor have contributed to this underperformance.

However, the government has implemented measures to stimulate the sector, highlighting: pension tax relief, tax cuts, drop in electricity tariffs, increase in borrowing capacity of states and programs of concessions to private investment. Also noteworthy is the drop in spreads and interest rates (which should favor public debt and investments) and also change the level of the exchange rate to boost exports. Thus, in late 2012 the industrial sector began a slight recovery. Meanwhile, unemployment remained low, boosting income and payroll, which explains the good result of retail trade in 2012.

With good perspectives, it is estimated that Brazilian GDP growth goes from 1.0% in 2012 to 3.2% in 2013, according to market (Focus Report), driven by improved confidence, industrial sector and investment. The outlook for the domestic market remains good, given the low unemployment and good performance of income and trade.

REGULATORY ENVIRONMENT

Distribution Segment

For the distribution segment, after the conclusion in 2011 of the Tariff Setting Procedures ("PRORET"), in the economic regulation 2012 was marked by the improvement in rules, highlighting: (i)  Normative Ruling ("REN") No. 472/2012 - Regulation over the methodology to determine monthly the difference between revenues and the amount of funds to be transferred to each distribution company, by the implementation of the Electric Energy Social Tariff – TSEE; (ii)  REN 478/2012 - Regulation over Connection Charges and changes in Distribution System Usage Tariff – TUSD for consumers from A1 subgroup; (iii)  REN 484/2012 - Definition of procedures to be adopted by concessionaires, permissionaires and services and energy facilities authorized companies to obtain consent to the transfer of corporate control and other arrangements; (iv) REN 498/2012 – White Hourly Tariff for low voltage consumers – kz parameter; and (v)  REN 1399/2012 – Extraordinary Calculation of reference TUSDg (Distribution System Usage Tariff applicable to generators) to consider effects of Provisional Measure no. 579/2012.

Regarding the technical and commercial regulation, the following factors are significant: (i)  REN 479/2012 – Review of Normative Ruling no. 414/2010, which considers the general conditions of electric energy supply; (ii)  REN 480/2012 –Technical accounting procedures for the transfer to municipal government, without charges, of the public lighting assets recorded in the Fixed Assets in Service of the distribution companies, under the terms of ANEEL Resolution No. 414/2010; (iii)  REN 482/2012 – Establishment of general conditions to the access of micro and small distributed generation to electric energy distribution system and electric energy compensation system; (iv)  REN 493/2012 – Electric energy supply through individual or collective generation systems in communities and isolated villages, characterized by large dispersion of consumers and lack of economies of scale; (v) REN 488/2012 – Establishment of conditions for the revision of universalization of electric energy distribution services in rural areas, considering the institution of the Light for All Program for the period 2011 to 2014; (vi)  REN 495/2012 – Approval of the Manual for Financial Audit of Energy Efficiency Programs and Research and Technology Development in Electric Energy Sector; (vii)  REN 499/2012 – Approval of Module 9 of PRODIST and changes in Chapter XVI of Normative Ruling No. 414/2010; (viii) REN 502/2012 – Regulation over energy metering system of consumers under Group B; (ix)  REN 504/2012 – Review of the Manual for Research and Technology Development in Electric Energy Sector, 2008 version; (x) REN 506/2012 – Establishment of conditions to access the distribution system through connection in installations owned by the distribution company to be followed by the one who accesses and the one that is accessed; (xi)  REN 507/2012 – Consolidation and review of rules to access to distribution systems; (xii) REN 508/2012 – Establishment of criteria and conditions to the celebration of bilateral agreement between signing parties of “new” energy CCEARs; (xiii) REN 514/2012 – Establishment of conditions to contract Quotas of Assured Energy and Capacity, in compliance with the provisions of Decree 7.805/2012; (xiv)  REN 516/2012 – Review of Chapter XV, Section II, of Normative Ruling No. 414/2010 which deals with the telephone service provided by distribution companies; and (xv)  REN 517/2012 – Changes on ANEEL Normative Ruling 482/2012, approval the 6th review of Module 1 and 5th review of Module 3 of PRODIST – Distribution Procedures.

In 2012, Aneel also put under discussion, through the mechanism of Public Hearing ("AP"), other important issues that have not yet turned into specific regulations.

Generation Segment

For the generation segment, by the regulatory point of view, 2012 was a year of great changes and settings, particularly for the generation concessions maturing until 2017. It is relevant to note: (i) REN 466/2011, published in January 2012, which addresses the criteria for generation dispatch out of merit order to compensate former unavailability; (ii)  renewal of Petrobras Commitment Term, ensuring natural gas for thermal power plants until 2015, (iii)  creation of the "Forum of Associations for Gas" and the Gas Parliamentary Front, aimed at opening the Gas Market in order to enhance energy generation; (iv)  Law nr. 12.651/2012 - New Brazilian Forest Code - which represents a major breakthrough for the electric energy sector in power generation and transmission; (v)  discussions on the concatenation of the first payment of the Use of Public Property (UBP) with the date of commercial operation of the enterprises with delay, in most cases, for reasons of environmental licensing; (vi)  Provisional Measure 577/2012, which regulates the extinction in bankruptcy and forfeiture, and intervention in concessions and permits for public service of electric energy; (vii)  Provisional Measure 579/2012, which deals with the Concessions Renewal of Electric Energy Sector and tariff relief, and its developments: a) PM 591/2012 and Decree 7.850/2012, regarding indemnities to be paid to transmission and generation companies which were affected by this PM and about what should be taken into account in calculating generation tariffs; and b)Public Hearings 091 and 098/2012 which addressed TUST and TUSDg, establishing methodologies for the extraordinary calculation of transmission and distribution tariffs (applied to generators), aiming to reduce the overall cost of transmission and distribution; (viii)  MME Ordinance 455/2012, which extinguishes the ex post energy market and determines the creation of an index for reference price of electricity traded in the market; (ix)  the adoption of measures to reduce the delinquency of agents in CCEE; (x) REN 508/2012, which allows bilateral agreements for suspension, reduction, termination and transfer of “new” energy CCEARs.

The above-mentioned examples show, in general, the outlook of the electric energy sector in 2012. The present moment is marked by the consolidation of these actions, mainly because the regulation of PM 579 will have important developments in 2013. Another extremely important point concerns the energy security of the National Interconnected System (SIN), which in current condition will not only require great efforts of the National System Operator (ONS) to face the situation as bring to light the need to review issues as the generation of energy versus climate changes and to maintain depth discussions on the Brazilian electric energy matrix.

ELECTRIC ENERGY TARIFFS AND PRICES

Distribution Segment

2012 Annual Tariff Adjustment (RTA): Aneel approved the Annual Tariff Adjustment (RTA) of 2012 for three of Group CPFL distributors (Paulista, RGE and Piratininga) and for the other distributors the tariff remained unchanged, as shown in the following table:

Annual Tariff Adjustment - RTA	CPFL Paulista	RGE	CPFL Piratininga*
Date of tariff adjustment	04/08/2012	06/19/2012	10/23/2012
Economic adjustment	1.96%	0.49%	7.71%
Financial components	1.75%	11.02%	1.08%
Total Adjustment	3.71%	11.51%	8.79%

* Combined result of the application of Periodic Tariff Review (RTP), Annual Tariff Adjustment (RTA) and the return of a portion of the tariff that had been kept unchanged in the previous period.

Third Periodic Tariff Revision:

CPFL Piratininga

In October 2012, by Ratifying Resolution No. 1,369, from 10/16/2012, Aneel ratified CPFL Piratininga’s Third Periodic Tariff Review, which resulted in a tariff repositioning of minus 4.45%, which added to the adjustment of the financial components of minus 0.98%, amounted to minus 5.43%. The average effect for consumers was minus 6.78%.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

Because of the late approval of the methodologies for the 3rd cycle of tariff reviews, Aneel extended the current tariffs to concessionaires who would be subject to tariff review by early 2012 (case of the distributors: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa), through Normative Resolution No. 471/2011. The effects of tariff review would apply to tariffs from the date of next tariff adjustment, including retroactive effects. The application of the new methodology for tariff review will take place simultaneously with the adjustment of February 2013.

Major changes to the 3rd Cycle of Periodic Tariff Review:

•         Operating costs: transition in the methodology of the reference company to the benchmark model. The costs defined in the previous cycle were updated, reverting to lower tariffs the average gains in productivity achieved by the distributors. In addition, a comparative assessment of the efficiency of the distributors was made. The difference between the two results will define if there will be a trajectory of operating costs using the Xt Factor;

•         Rate of Return (WACC): declined from 9.95% to 7.5% (real and net of taxes). The decline reflected a reduction of perceived risk to investing in energy distribution in Brazil and the lower costs of funding by the distributors, in addition to other methodological adjustments, such as exclusion from the regulatory risk and country risk calculated by the median, among others;

•         XPd Factor – Productivity Component: to estimate productivity gains, the historical relationship between market expansion and growth of the costs of distribution was observed;

•         XQ Factor – Quality Component: Companies that have better performance will have greater benefit and lower penalties. The reverse is true for companies that have poorer performance in quality, when compared with the history of the company. (For XQ = 0, variation in the quality indexes between DEC and FEC between -5% and +5%);

•         Xt Factor – Trajectory: applied if the operating costs as defined in 2CRTP, updated according to productivity gains, are not contained in the range of efficient operating costs defined by the method of benchmarking (Xt limited to +/- 2%);

•         Unrecoverable Revenues: it was considered the delinquency by class of consumer and on sector charges, with the limits set by Aneel;

•         In the case of “Other revenues”, revenues for exceeding demand (additional value that the distributor receives when a consumer exceeds the demand pre-established in contract) and the collection of consumer surplus of reactive energy (additional value received by the distributor when a consumer uses reactive energy* beyond the levels set by Aneel, overloading the system) are to be counted as "special obligations" and are used to benefit the system of electricity distribution, with consequent impacts on the final consumer.

(*) Reactive energy is consumed due to some load characteristics, such as being predominantly inductive and non-linear, like fluorescent lamps, refrigerator motors, air conditioners, computers and transformers. In general, the reactive energy does not produce work and thus reduces the efficiency of the system.

Note: In January 2012, the Brazilian Association of Electric Power Distributors (Abradee) filed a suit with a request for injunctive relief against the application of the methodology of Other Revenues in the 3rd cycle, by Aneel.

Generation Segment

The generators’ energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual variation measured by the General Market Price Index (IGP-M). The contracts signed within the Regulated Contracting Environment (ACR) use the Wide Consumer Price Index (IPCA) as the indexing indicator and the bilateral contracts signed with Enercan use a combination of dollar indexes and the IGP-M. In accordance with ANEEL Resolution No 488/2002, which establishes the possibility of seeking a review of adjustment indexes after ten years of the celebration of a bilateral contract, in 2012 Enercan filed a lawsuit in ANEEL and is awaiting approval to consider a single index: IPCA or IGP-M.

3.       Operating performance

ENERGY SALES

In 2012, energy sales in the concession area, made by the distribution segment, totaled 56,500 GWh, an increase of 3.5% compared to the 54,590 GWh sold in 2011. Sales to the captive market totaled 40,645 GWh, up 1.8%, and 15,855 GWh were billed through the Tariff for the Use of the Distribution System (TUSD).

In the captive market, we highlight the growth of residential and commercial classes, which together represented 56.8% of total consumption by the captive consumers of the Group’s distributors:

•       Residential and commercial classes: increases of 6.9% and 5.9%, respectively, favored by the accumulated effects of economic growth (increase in income and in purchase power of consumers, higher access to credit) that have been seen in the past several years.

•       Industrial class: reduction of 9.7%, influenced by the slowdown in industrial production and by the migration of customers to the free market, reflected in the growth of the TUSD.

The volume of energy corresponding to the consumption of free consumers in CPFL Energia’s concession areas invoiced in the form of the Tariff for the Use of the Distribution System (TUSD) was 15,855 GWh, an increase of 8.0%, mainly a reflection of the migration of customers to the free market.

Commercialization and generation sales (excluding related parties) totaled 16,445 GWh, which represented a 27.1% increase, mainly due to the expansion of CPFL Renováveis, and the increase in sales through bilateral contracts and to free customers. The number of customers in the portfolio reached 231 in December 2012 compared to 141 in December 2011.

PERFORMANCE IN THE ELECTRIC ENERGY DISTRIBUTION SEGMENT

The Group continued its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (2012)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.48	5.66	14.61	5.28	8.26	4.49	10.80	5.83
FEC	5.37	4.24	8.94	5.83	6.57	4.66	9.10	5.69

PERFORMANCE IN THE ELECTRIC ENERGY GENERATION SEGMENT

In 2012, CPFL continued its expansion in the Generation segment, with a 12% increase in its installed capacity, from 2,644 MW to 2,961 MW, driven by the acquisition of assets and entry into operation of CPFL Renováveis’ power plants. In May 2012, both CPFL Bio Ipê, with 25 MW, and CPFL Bio Pedra, with 70 MW, came into operation. In June 2012, the acquisition of Bons Ventos wind farms, with157.5 MW, was concluded. The Santa Clara wind farms, with 188 MW, came into operation in July 2012, while the conclusion of the acquisition of Ester biomass power plant, with 40 MW, occurred in October 2012. Finally, in December 2012, the Salto Goes SHPP came into operation with 20 MW. Furthermore, in March 2012, it was concluded the acquisition of Atlântica wind farms, with 120 MW, to be operational in 2013.

4.       Economic-financial performance

Management’s comments on the economic-financial performance and operating results should be read in conjunction with the financial statements and explanatory notes.

Operating revenue

Net operating revenues increased by 17.9% (R$ 2,291 million), reaching R$ 15,055 million. Excluding the revenue from infrastructure construction by the concession (which does not affect the result because of the corresponding costs of the same value), net revenue would be R$ 13,704 million, an increase of 17.8% (R$ 2,069 million).

This increase is due mainly to the following factors:

(i)           Tariff adjustments by distributors;

(ii)          Increase of 1.8% in the volume of sales to the captive market;

(iii)        Increase of 7.1% (R$ 94 million) in TUSD gross revenues from free customers, mainly due to migration of captive customers to the free market;

(iv)       Increase of 29.4% in commercialization and generation sales mainly due to the expansion of CPFL Renováveis, and the increase in sales through bilateral contracts and to free customers.

(v)          Net additional revenue from the following factors:

•         Effect on CPFL Piratininga and CPFL Paulista related to the recognition of the revenue from low-income subsidy for the period from 2002 to 2004 (R$ 15 million);

•         Increase in revenue due to the dispatch of the two Epasa’s thermoelectric power plants (R$ 81 million);

•         Acquisition of Bons Ventos wind farms (157.5 MW) in June 2012 and the biomass cogeneration assets from Ester Plant (40 MW) in October 2012 (R$ 111 million);

•         The startup of operations of Bio Ipê and Bio Pedra TPPs in May 2012; and

•         The startup of operations of Santa Clara wind farms (188 MW) in July 2012 (R$ 87 million).

It should be pointed out that part of the sales of these generation projects is made to CPFL Group companies, and the corresponding revenues are eliminated in the consolidated report.

Operating cash generation — EBITDA

EBITDA is a non-accounting indicator calculated by the Management from the sum of net income, taxes, financial income, depreciation/amortization. This measure serves as an indicator of the performance of the management and is usually accompanied by the market.

Reconciliation of net income and EBITDA
	2012	2011
Net Income	1,256,734	1,624.272
Depreciation and amortization	1,127,103	801,203
Financial income	767,632	625,378
Social contributions	198,987	215,517
Income tax	547,760	585,380
EBITDA	3,898,215	3,851,750

The operating cash generation measured by EBITDA reached R$ 3,898 million, an increase of 1.2% (R$ 46 million), reflecting mainly the 17.8% increase (R$ 2,069 million) in net revenues (excluding the revenue from infrastructure construction by the concession), partially offset by an increase of 24.2% in the costs of purchased electric energy (R$ 1,505 million) and of 27.4% (R$ 451 million) in operating costs and expenses, which are excluded: the cost of building the infrastructure for the concession and private pension fund spending, depreciation and amortization.

This increase of 27.4% (R$ 451 million) in operating costs and expenses for CPFL Energia is due mainly to the following effects:

(i)               The increase due to the dispatch of the two Epasa’s thermoelectric power plants as of October 2012 (R$ 109 million);

(ii)              The increase in legal fees (R$ 142 million);

(iii)             The increase due to the adjustment in the reversal of the provision for doubtful accounts with the changes in the estimate of the Group’s distribution companies (R$ 76 million);

(iv)            The increase regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in all Group’s distribution companies (R$ 44 million);

(v)             Operating expenses related to the operations of CPFL Renováveis, with the startup of operations of Bio Ipê and Bio Pedra TPPs in May 2012, of Santa Clara wind farms in July 2012, and the acquisitions of Bons Ventos wind farms in June 2012 and the biomass cogeneration assets from Ester Plant in October 2012, in addition to other assets already in operation.

Excluding these effects, the operating costs and expenses would show a reduction of 1.9% (R$ 27 million) in 2012 compared to the IGP-M for the period (7.8%).

Net income

In 2012, Net Income reached R$ 1,257 million, down 22.7% (R$ 368 million), mainly reflecting: (i) the increase in net financial expenses (R$ 143 million); and (ii) the increase in depreciation and amortization (R$ 326 million), mainly caused by the startup of CPFL Renováveis’ new generation projects and by the change in the recording of Pis and Cofins taxes credits, that, in 2011, were registered in the “depreciation and amortization” expenses line and, in 2012, were registered in the “deductions from the operating revenue” line, for better accounting purposes. These effects were partially offset by a 1.2% increase (R$ 46 million) in the EBITDA; and (ii) the positive effect of Income Tax and Social Contributions (R$ 54 million).

Dividends

The Management proposes the distribution of R$ 1,096 million in dividends to the holders of common shares, traded on BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (São Paulo Stock Exchange). The proposed annual amount corresponds to R$ 1.139118233 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in its dividend policy.

Excluding the R$ 640 million regarding the first half of 2012 (paid on September 28, 2012), the amount to be effectively paid will be R$ 456 million, equivalent to R$ 0,473778718 per share.

Indebtedness

The company‘s indebtedness at the end of 2012 (including hedges) amounted to R$ 16,639 million, up 24.3%. Available cash totaled R$ 2,478 million, which represented reduction of 8.2%. As a result, the net debt rose to R$ 14,161 million, up 32.5%. The increase in net debt is intended to support the Group’s business expansion strategy, such as for example the acquisition of Bons Ventos wind farms and the financing of a number of greenfield projects still under construction by CPFL Renováveis. During the second half of 2011, CPFL Energia put into practice its pre-funding strategy, anticipating funding for maturing debt during 2012. This strategy continued to be employed during the year 2012 in respect of debt maturing in 2013. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 2.1 percentage point, to 9.0% p.a., as well as extending its debt profile by 3.5%, from 4.32 to 4.47 years.

5.       Investments

In 2012, capital expenditures in the amount of R$ 2,468 million were carried out for maintenance and business expansion, of which R$ 1,403 million was earmarked for distribution, R$ 1,043 million went to generation (R$ 1,022 million to CPFL Renováveis) and R$ 22 million was directed towards commercialization and services.

Among CPFL Energia’s investments in 2012, the following were highlights:

  Distribution: investments were made in expansion, maintenance, improvements, automation, modernization and strengthening of the electrical system to meet market demand, in operating infrastructure, in customer service improvements and in research and development programs, among others. On December 31, 2012, our distribution companies had 7.2 million customers (an increase of 223,000 customers) and our distribution network consisted of 235,498 km of distribution lines, including 327,455 distribution transformers (an increase of 50,894 transformers). Our eight distribution subsidiaries had 9,644 km of high tension distribution lines between 34.5 kV and 138 kV. On that date, we had 446 high tension to medium tension transformer substations for subsequent distribution (an additional 12 substations), with total transforming capacity of 13,650 MVA;
  Geração: investments were earmarked mainly for the the Bio Ipê and Bio Pedra TPPs, Salto Góes SHPP and Santa Clara Wind Complex, projects that already are in commercial operation, and the Alvorada and Coopcana TPPs, the Campo dos Ventos II Wind Farm and the Macacos I, Atlântica, Campo dos Ventos and São Benedito Wind Complexes, projects that are still under construction.

6.       Corporate governance

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

7.       Capital markets

CPFL Energia’s free float currently comprises 30.7% of its total capital stock and its shares are traded in Brazil (BM&FBovespa) and on the New York Stock Exchange (NYSE). In 2012, CPFL Energia’s shares depreciated by 12.9% on the BM&FBovespa and 21.2% on the NYSE, closing the year quoted at R$ 21.40 per share and US$ 20.96 per ADR. The average daily trading volume reached R$ 42.7 million, of which R$ 17.9 million was on the BM&FBovespa and R$ 24.8 million on the NYSE, 30.1% up on 2011. The number of trades conducted on the BM&FBovespa increased by 50.7%, going from average daily of 2,045 trades in 2011 to 3,081 trades in 2012.

8.       Sustainability and corporate responsibility

CPFL Energia maintains permanent initiatives that seek to create value for all its stakeholders and mitigate the impacts of their operations through the management of economic, environmental and social risks associated with the business it develops. The following are the highlights during the year:

System for the Management and Development of Ethics: CPFL’s Ethics and Business Conduct Committee held 13 meetings and has published three Orientation Summaries. A new Cycle of Seminars was organized through 15 meetings in 12 cities, with the objective of proposing a reflection on the best criteria for coexistence among employees of CPFL Energia. The activities were focused by Professor Clovis de Barros Filho, representative member of the civil society on the Committee, and with the direct participation of 1,468 employees. A comprehensive project for collaborative review of CPFL’s Code of Ethics and Business Conduct has started, in order to enhance the document.

Human Resources Management: the company ended 2012 with 8,667 employees (7,913 in 2011) and a turnover rate of 14.26%. The Group’s companies ran management and training programs, focused on the development of strategic skills for its businesses, leadership succession, productivity increases and occupational health and safety. The average number of training hours per employee was 91.56 hours, higher than the average of 50 hours of Sextante-2012 Survey benchmarking. Also during this period, CPFL Energia was again named to the “150 Best Companies for You to Work in Brasil”, for the 11th consecutive year, a publication of Guia Você S/A / Exame.

Community relationships: among the actions that seek to contribute to the development of the communities in which CPFL Energia has operations, the following can be highlighted: (i) CPFL Cultura – the programming of visual arts exhibitions, the free face meetings and the online transmissions were focused on the historical view of organizing themes of the contemporary world, in the period from 1912 to 2012, joining the company's centenary celebrations. TV programs, documentaries and other audiovisual products were edited, available on the website www.cpflcultura.com.br; (ii) CPFL Program for the Revitalization of Philanthropical Hospitals – aims to raise the administrative performance of philanthropical hospitals served by the Group's distributors in the state of São Paulo and improve services to the community. In 2012, the third phase of the program was launched, which covers 40 cities in the regions of Campinas and São José do Rio Preto. Until 2014, R$ 1.3 million will be invested; (iii) Program to Support Municipal Councils for Children’s and Teenagers’ Rights (CMDCA) – in 2012 edition, the Group’s companies earmarked the total of R$ 2.1 million in tax incentive funds to 58 municipalities of the concession area; (iv) CPFL Volunteer Program – the second edition of the Good Deeds Day was held, which included 25 organized actions in 20 cities and more than 5,500 volunteers involved; and (v) Influence and leadership in the value chain – in the 2012 edition of the More Value Award, an initiative that aims to recognize excellence in performance of the Group's suppliers, a new award category was created: Sustainability. Suppliers were evaluated from completing the Ethos Indicators of Social Responsibility.

Rio + 20: the company was present in major debates and organized various activities during the United Nations Conference on Sustainable Development.

Environmental management: in 2012, CPFL Energia conducted an inventory of greenhouse gas emissions, awarded with the gold medal by the Brazilian GHG Protocol Program. In addition, the company assumed targets that will contribute to reducing emissions. The company received the following awards this year: (i) Award "Green Enterprise", awarded by the Época magazine, (ii) Environmental Responsibility Award, awarded by the Coge Foundation, for the project "Organizational Development in Management of Greenhouse Gas Emissions" and (iii) Sustainable Innovation Award, awarded by Camargo Corrêa, for the project "Revitalization of Lamps". Regarding environmental licenses, two Preview Licenses (LPs), 12 Installation Licenses (LIs), one Operating License (LO) and nine Vegetation Removal Permissions were obtained, for the construction of substations and transmission lines of CPFL Paulista and CPFL Piratininga. Three LPs, nine LIs and two LOs were also obtained, for the construction of substations and transmission lines of RGE. In parallel, each Group company developed projects to mitigate the social-environmental impacts of its projects, with the following highlights:

•         Energy generation – Foz do Chapecó Hydroelectric Power Plant –  (i) inauguration of Memory Homes in São Carlos (SC) and Nonoai (RS) and museums in Águas de Chapecó and Caxambu do Sul (SC), Erval Grande, Alpestre and Rio dos Índios (RS); (ii) financing of Municipal Basic Sanitation Plans of Alpestre, Rio dos Índios, Erval Grande, Faxinalzinho, Nonoai and Itatiba do Sul (RS); (iii) project registration to generate carbon credits; and (iv) development project of the Volta Grande community, from Alpestre (RS), in partnership with the Movement of those Affected by Dams (MAB); Monte Claro, Castro Alves and 14 de Julho Hydroelectric Power Plants (Ceran) –  (i) maintenance of the certification of Ceran’s headquarters and Monte Claro, Castro Alves and 14 de Julho Hydroelectric Power Plants for ISOs 9001:2008 and 14001:2004 and OHSAS 18001:2007; and (ii) maintenance of an Environmental Information System (SIA) of the hydroelectric projects in the region; Campos Novos Hydroelectric Power Plant (Enercan) – (i) the Social-environmental Responsibility Program and the Sustainable Regional Development Fund (FDRS) supported in 2012 a total of 231 projects and social activities, with 51 projects framed in tax incentive laws, 68 projects and social activities presented by local and regional authorities around the HPP, and 112 projects of aggregating income; (ii) planting of 350,000 native seedlings in its Permanent Preservation Area (APP); (iii) winner of the Corporate Citizen Prize, and the certificates: "500 Largest Companies from the South", awarded by the Amanhã magazine, and MDGs (Millennium Development Goals), by the Movement We Can Santa Catarina; Serra da Mesa Hydroelectric Power Plant – an Agreement was signed between Furnas Centrais Elétricas, FUNAI and CPFL Geração for implementation of the Program of Support for the Avá-Canoeiro. Continuity of the support actions for the Goiás North-Northeast Region Development Fund. The Regional Development Fund currently has two collective projects and 104 individual projects, benefiting about 200 households; Barra Grande Hydroelectric Power Plant (BAESA) – (i) in 2012, the Social-environmental Responsibility Program supported a total of 114 projects and social activities, of which 22 projects framed in tax incentive laws, 60 projects and social activities presented by local and regional authorities around the HPP, and 32 projects of aggregate income, benefiting approximately 550,000 people and generating 70 direct and indirect jobs, (ii) implementation of the Incentive Program for the Conservation of the Permanent Preservation Area of the reservoir, and (iii) winner of the Corporate Citizen Prize, and the certificates: "500 Largest Companies from the South", awarded by the Amanhã magazine, and MDGs (Millennium Development Goals), by the Movement We Can Santa Catarina, Social Responsibility, by the Legislature of the State of Rio Grande do Sul, Excellence in Sustainable Management, by Editora Expressão and Aequo Soluções em Sustentabilidade, and the Child-Friendly Company Label, by ABRINQ Foundation.

•         Energy distribution – (i) continuity of the Urban Road Tree Planting Program: donation of 43,000 seedlings to municipal governments in the state of São Paulo; (ii) the planting of 549 native seedlings, donation of 1,951 seedlings for urban tree planting and donation of 78,000 seedlings of noble trees and araucaria in the municipalities of RGE’s concession area in the state of Santa Catarina; (iii) maintenance by CPFL Paulista, CPFL Piratininga and RGE of the environmental certification - IS0 14001 - in the scope “Coexistence of the urban electric energy distribution network with the environment and services of electric energy transmission”; and (iv) hiring of a specialized company (standby), to work in situations of environmental emergencies, and of a new environmental insurance - Itaú Seguros.

9.       Independent auditors

Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) were hired by CPFL Energia to provide external auditing services relative to the examination of the Company’s financial statements. In accordance with CVM Instruction 381/03, we hereby declare that this firm did not provide, in 2012, any non-auditing-related services whose fees were more than 5% of its total auditing fees.

During the year ended on December 31, 2012, Deloitte has provided in addition to the audit of the financial statements and review of interim financial information, the following auditing-related services:

Nature	Agreement Date	Term	Value	Percentage of total audit agreement
DIPJ review	03/12/2012	Calendar year 2012	112,042.16	2%
Assurance on compliance with financial covenants	03/12/2012	Average of 03 months	114,399.01	2%
Previously agreed procedures - Due Diligence	11/10/2011	12 months	716,122.84	11%
Works of previously agreed procedures as required by	10/04/2012	1 month	7,000.00	0%
ANEEL - R&D
Accounting reports	07/31/2012 and 11/22/2012	Average of 01 month	125,060.84	2%
Service in connection with the public offering of primary
and secondary distribution of shares of CPFL Renováveis	03/30/2012	05 months	1,188,248.90	19%
Audit of works - CPFL Renováveis	11/01/2010 and 08/25/2011	Average of 03 years	220,519.83	4%
			2,483,393.58	40%

As noted, CPFL Energia has not hired Deloitte to provide other services that are not related to the audit for the fiscal year of 2012.

CPFL Energia adopts the practice of not hiring independent auditors to provide services that are not related to the audit. The hiring of independent auditors, as the bylaws, is recommended by the Fiscal Council, and is the responsibility of the Board of Directors to decide on the selection or dismissal of the independent auditors.

The Management of CPFL Energia states that the provision of services was made in strict compliance with the rules dealing with the independence of the external auditors on audit work and did not represent situations that could affect the independence and objectivity necessary for the performance of external auditing services by Deloitte.

10.  Closing acknowledgements

CPFL Energia’s Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout 2012. We would like to offer a special thank you to our employees for their skill and commitment to achieving the established objectives and targets.

Management

For further information on the performance of this or any other CPFL Energia Group company, please visit our website at www.cpfl.com.br/ir.

Quartely Social Report 2012 /2011 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	2012 Value (R$ 000)			2011 Value (R$ 000)
Net Revenues (NR)	15,055,147			12,764,028
Operating Result (OR)	2,003,481			2,425,169
Gross Payroll (GP)	618,804			570,600
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	49,629	8.02%	0.33%	46,731	8.19%	0.37%
Mandatory payroll taxes	171,490	27.71%	1.14%	147,019	25.77%	1.15%
Private pension plan	35,924	5.81%	0.24%	33,381	5.85%	0.26%
Health	29,380	4.75%	0.20%	26,154	4.58%	0.20%
Occupational safety and health	2,513	0.41%	0.02%	2,307	0.40%	0.02%
Education	2,437	0.39%	0.02%	1,963	0.34%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	13,101	2.12%	0.09%	11,721	2.05%	0.09%
Day-care / allowance	930	0.15%	0.01%	901	0.16%	0.01%
Profit / income sharing	50,520	8.16%	0.34%	41,337	7.24%	0.32%
Others	6,257	1.01%	0.04%	4,161	0.73%	0.03%
Total - internal social indicators	362,181	58.53%	2.41%	315,675	55.32%	2.47%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	514	0.03%	0.00%	330	0.01%	0.00%
Culture	16,554	0.83%	0.11%	12,120	0.50%	0.09%
Health and sanitation	794	0.04%	0.01%	68	0.00%	0.00%
Sport	3,071	0.15%	0.02%	1,833	0.08%	0.01%
War on hunger and malnutrition	93	0.00%	0.00%	0	0.00%	0.00%
Others	4,768	0.24%	0.03%	2,079	0.09%	0.02%
Total contributions to society	25,794	1.29%	0.17%	16,430	0.68%	0.13%
Taxes (excluding payroll taxes)	6,154,155	307.17%	40.88%	6,080,430	250.72%	47.64%
Total - external social indicators	6,179,949	308.46%	41.05%	6,096,860	251.40%	47.77%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	46,289	2.31%	0.31%	43,411	1.79%	0.34%
Investments in external programs and/or projects	62,940	3.14%	0.42%	61,723	2.55%	0.48%
Total environmental investments	109,229	5.45%	0.73%	105,134	4.34%	0.82%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	2012			2011
Nº of employees at the end of period	8,667			7,913
Nº of employees hired during the period	2,262			1,541
Nº of outsourced employees	ND			ND
Nº of interns	220			229
Nº of employees above 45 years age	1,976			1,851
Nº of women working at the company	2,153			1,845
% of management position occupied by women	10.45%			9.25%
Nº of Afro-Brazilian employees working at the company	1,173			942
% of management position occupied by Afro-Brazilian employees	1.55%			2.89%
Nº of employees with disabilities	272			273
6 - Relevant information regarding the exercise of corporate citizenship	2012			2011
Ratio of the highest to the lowest compensation at company	20.65			74.10
Total number of work-related accidents	43			41
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	1,185,531	2,009	4,830	1,083,459	1,889	5,397
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	23.35%	100%	100%	14.63%
Total value-added to distribute (R$ 000):	Nine month of 2012	9,729,138		Nine month of 2011	9,832,485
Value-Added Distribution (VAD):	64.5% government 6.8% employees 11.2% shareholders 15.8% third parties 1.7% retained			62.9% govenment 6.1% employees 15.3% shareholders 14.5% third parties 1.2% retained
7 - Other information
Consolidated information

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

CPFL Energia S.A.
Balance Sheets as of December 31, 2012 and 2011
(in thousands of Brazilian Reais)
	Parent company		Consolidated
ASSETS	December 31, 2012	December 31, 2011 (1)	December 31, 2012	December 31, 2011 (1)

Current assets
Cash and cash equivalents (note 5)	141,835	549,189	2,477,894	2,699,837
Consumers, concessionaires and licensees (note 6)	-	-	2,268,601	1,874,280
Dividends and interest on shareholders´ equity (note 12)	401,473	125,913	2,894	830
Financial investments	3,939	45,668	6,100	47,521
Recoverable taxes (note 7)	25,311	40,783	263,403	277,463
Derivatives (note 34)	540	2	870	3,733
Materials and supplies	-	-	49,346	44,872
Leases (note 9)	-	-	9,740	4,581
Financial asset of concession (note 10)	-	-	34,444	-
Other credits (note 11)	1,813	2,833	516,903	409,938
Total current assets	574,911	764,388	5,630,196	5,363,054

Non current assets
Consumers, concessionaires and licensees (note 6)	-	-	162,017	182,300
Due from related parties	-	2,610	-	-
Escrow deposits (note 21)	12,579	11,744	1,184,554	1,128,616
Financial investments	-	2,854	-	109,965
Recoverable taxes (note 7)	-	-	225,036	216,715
Derivatives (note 34)	71	-	486,438	215,642
Deferred taxes credits (note 8)	177,411	193,874	1,318,618	1,176,535
Advance for future capital increase	55	-	-	-
Leases (note 9)	-	-	31,703	24,521
Financial asset of concession (note 10)	-	-	2,342,796	1,376,664
Private pension fund (note 18)	-	-	10,203	3,416
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	13,365	16,978	420,155	279,460
Investments (note 12)	6,504,548	6,614,915	-	-
Property, plant and equipment (note 13)	687	312	9,611,958	8,292,076
Intangible assets (note 14)	74	118	9,535,360	8,927,439
Total non current assets	6,708,790	6,843,405	25,445,491	22,050,004

Total assets	7,283,701	7,607,793	31,075,687	27,413,057

(1) Includes the effects described in note 2.9

CPFL Energia S.A.
Balance Sheets as of December 31, 2012 and 2011
(in thousands of Brazilian Reais)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2012	December 31, 2011 (1)	December 31, 2012	December 31, 2011 (1)

Current liabilities
Suppliers (note 15)	1,283	1,618	1,691,002	1,240,143
Accrued interest on debts (note 16)	-	-	142,599	141,902
Accrued interest on debentures (note 17)	7,082	16,403	95,614	83,552
Loans and financing (note 16)	-	-	1,558,499	896,414
Debentures (note 17)	150,000	150,000	336,459	531,185
Private pension fund (note 18)	-	-	51,675	40,695
Regulatory charges (note 19)	-	-	114,488	145,146
Taxes and social contributions payable (note 20)	453	196	442,365	483,028
Dividends and interest on equity (note 24)	16,856	15,575	26,542	24,524
Accrued liabilities related to personnel	29	7	72,535	70,771
Derivatives (note 34)	-	-	109	-
Public utilities (note 22)	-	-	30,422	28,738
Other accounts payable (note 23)	19,457	16,457	631,043	813,338
Total current liabilities	195,159	200,258	5,193,351	4,499,437

Non current liabilities
Suppliers (note 15)	-	-	4,467	-
Accrued interest on debts (note 16)	-	-	62,271	23,627
Loans and financing (note 16)	-	-	9,035,534	7,382,455
Debentures (note 17)	150,000	300,000	5,895,143	4,548,651
Private pension fund (note 18)	-	-	325,455	414,629
Taxes and social contributions payable (note 20)	-	-	-	165
Deferred taxes debits (note 8)	-	-	1,155,733	1,038,101
Reserve for tax, civil and labor risks (note 21)	12,524	11,713	386,079	338,121
Derivatives (note 34)	-	24	336	24
Public utilities (note 22)	-	-	461,157	440,926
Other accounts payable (note 23)	29,358	28,641	149,099	174,410
Total non current liabilities	191,882	340,378	17,475,275	14,361,110

Shareholdes' equity (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves	228,322	229,956	228,322	229,956
Profit reserves	556,481	495,185	556,481	495,185
Reserve of retained earnings for investment	326,899	-	326,899	-
Dividends	455,906	758,470	455,906	758,470
Other comprehensive income	535,627	563,005	535,627	563,005
Retained earnings	-	227,118	-	227,118
	6,896,660	7,067,157	6,896,660	7,067,157
Net equity attributable to noncontrolling shareholders	-	-	1,510,401	1,485,352
Total shareholdes' equity	6,896,660	7,067,157	8,407,061	8,552,510

Total liabilities and shareholders' equity	7,283,701	7,607,793	31,075,687	27,413,058

(1) Includes the effects described in note 2.9

CPFL Energia S.A.
Statement of income for the years ended on December 31, 2012 e de 2011
(in thousands of Brazilian Reais, except for earnings per share)

	Parent company		Consolidated
	2012	2011 (1)	2012	2011 (1)
Net operating revenue (note 26)	1,452	1,191	15,055,147	12,764,028
Cost of electric energy services
Cost of electric energy services (note 27)	-	-	(7,725,980)	(6,220,970)
Operating cost (note 28)	-	-	(1,620,312)	(1,157,970)
Services rendered to third parties (note 28)	-	-	(1,355,675)	(1,138,626)

Gross operating income	1,452	1,191	4,353,181	4,246,463
Operating expenses (note 28)
Sales expenses	-	-	(468,345)	(364,352)
General and administrative expenses	(29,549)	(30,791)	(732,823)	(615,171)
Other operating expense	(36)	(145,189)	(380,899)	(216,392)

Income from electric energy service	(28,134)	(174,789)	2,771,113	3,050,547

Interest in subsidiaries	1,331,086	1,768,568	-	-
Financial income (expense) (note 29)
Income	15,301	57,783	720,332	761,400
Expense	(37,385)	(57,198)	(1,487,964)	(1,386,778)
	(22,084)	585	(767,632)	(625,378)
Income before taxes	1,280,869	1,594,364	2,003,481	2,425,169
Social contribution (note 8)	(13,301)	(3,650)	(198,987)	(215,517)
Income tax (note 8)	(41,645)	(18,422)	(547,760)	(585,380)
	(54,945)	(22,072)	(746,747)	(800,896)

Net income	1,225,923	1,572,292	1,256,734	1,624,273

Net income attributable to controlling shareholders			1,225,924	1,572,292
Net income attributable to noncontrolling shareholders			30,810	51,981
Net income per share - Basic (note 25)	1.27	1.63	1.27	1.63
Net income per share - Diluted (note 25)	1.26	1.63	1.26	1.63

(1) Includes the effects described in note 2.9

CPFL Energia S.A.
Statement of comprehensive income for the years ended on December 31, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company
	2012	2011 (1)

Net income	1,225,924	1,572,292

Comprehensive income for the year - parent company	1,225,924	1,572,292

	Consolidated
	2012	2011 (1)
Net income	1,256,734	1,624,273

Comprehensive income for the year	1,256,734	1,624,273
Comprehensive income attributtable to controlling shareholders	1,225,924	1,572,292
Comprehensive income attributable to non controlling shareholders	30,810	51,981

(1) Includes the effects described in note 2.9

CPFL Energia S.A. Statement of changes in shareholders' equity for the years ended on December 31, 2012 (in thousands of Brazilian Reais)

			Profit reserve						Noncontrolling shareholders'		Total Shareholders' equity
	Capital	Capital reserve	Legal reserve	Reserve of retained earnings for investment	Dividends	Accumulated comprehensive income	Retained earnings	Total	Accumulated comprehensive income	Other equity

Balance as of January 1, 2011 (1)	4,793,424	16	418,665	-	486,040	609,732	185,831	6,493,708	-	255,948	6,749,656

Total comprehensive income
Net income for the year (1)	-	-	-	-	-	-	1,572,292	1,572,292	-	51,981	1,624,273
	-	-	-	-	-	-	1,572,292	1,572,292	-	51,981	1,624,273

Internal changes of shareholders' equity
Realization of deemed cost of fixed assets	-	-	-	-	-	(39,098)	39,098	-	(368)	368	-
Tax on deemed cost realization	-	-	-	-	-	13,293	(13,293)	-	125	(125)	-
Formation of statutory reserve	-	-	76,520	-	-	-	(76,520)	-			-
Other changes of noncontrolling shareholders'	-	-	-	-	-	-	-	-	-	(14)	(14)
	-	-	76,520	-	-	(25,805)	(50,715)	-	(243)	229	(14)

Capital transactions with the shareholders
Prescribed dividend	-	-	-	-	-	-	4,967	4,967	-	-	4,967
Interim dividend	-	-	-	-	-	-	(747,709)	(747,709)	-	(3,498)	(751,207)
Dividend proposed	-	-	-	-	758,470	-	(758,470)	-			-
Additional dividend aproved	-	-	-	-	(486,040)	-	-	(486,040)	-	(3,596)	(489,636)
CPFL Renováveis business combination	-	229,940	-	-	-	(20,922)	20,922	229,940	20,922	1,163,609	1,414,473
	-	229,940	-	-	272,430	(20,922)	(1,480,290)	(998,843)	20,922	1,156,515	178,596

Balance as of December 31, 2011 (1)	4,793,424	229,956	495,185	-	758,470	563,005	227,118	7,067,158	20,679	1,464,673	8,552,511

Total comprehensive income
Net income for the year	-	-	-	-	-	-	1,225,924	1,225,924	-	30,810	1,256,734
	-	-	-	-	-	-	1,225,924	1,225,924	-	30,810	1,256,734

Internal changes of shareholders' equity
Reserve of retained earnings for investment	-	-	-	326,899	-	-	(326,899)	-	-	-	-
Realization of deemed cost of fixed assets	-	-	-	-	-	(41,482)	41,482	-	(1,421)	1,421	-
Tax on deemed cost realization	-	-	-	-	-	14,104	(14,104)	-	483	(483)	-
Formation of statutory reserve	-	-	61,296	-	-	-	(61,296)	-	-	-	-
Other changes of noncontrolling shareholders'	-	-	-	-	-	-		-	-	(334)	(334)
	-	-	61,296	326,899	-	(27,378)	(360,818)	-	(938)	604	(334)

Capital transactions with the shareholders
Prescribed dividend	-	-	-	-	-	-	3,921	3,921	-	-	3,921
Interim dividend	-	-	-	-		-	(640,239)	(640,239)	-	-	(640,239)
Dividend proposed	-	-	-	-	455,906	-	(455,906)	-	-	(5,875)	(5,875)
Additional dividend aproved	-	-	-	-	(758,470)	-	-	(758,470)	-	(8,201)	(766,672)
Payment of capital by non-controlling shareholders in subsidiaries	-	-	-	-	-	-	-	-	-	3,563	3,563
CPFL Renováveis business combination	-	(1,634)	-	-	-	-	-	(1,634)	-	5,086	3,452
	-	(1,634)	-	-	(302,564)	-	(1,092,224)	(1,396,422)	-	(5,427)	(1,401,849)

Balance as of December 31, 2012	4,793,424	228,322	556,481	326,899	455,906	535,627	-	6,896,660	19,741	1,490,660	8,407,061

(1) Includes the effects described in note 2.9

CPFL Energia S/A
Statement of cash flow for the years ended on December 31, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2012	2011 (1)	2012	2011 (1)

OPERATING CASH FLOW
Income for the years, before income tax and social contribution	1,280,869	1,594,364	2,003,481	2,425,169
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	65	145,359	1,127,103	801,203
Reserve for tax, civil, labor and environmental risks	7	-	95,226	35,219
Provision for doubtful accounts	-	-	163,903	-
Interest and monetary restatement	30,028	36,496	1,099,913	1,105,405
Pension plan costs	-	-	(16,340)	(82,953)
Equity in subsidiaries	(1,331,086)	(1,768,568)	-	-
Losses on the write-off of noncurrent assets	-	-	54,579	3,688
Deferred taxes (PIS and COFINS)	-	-	(64,005)	6,429
Other	-	-	21,919	-
	(20,117)	7,651	4,485,779	4,294,160
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(486,380)	(9,184)
Dividend and interest on equity received	1,199,996	1,692,403	-	-
Recoverable taxes	47,539	28,249	48,558	(12,971)
Lease	-	-	(3,969)	(6,347)
Escrow deposits	(28)	(21)	8,305	(164,165)
Other operating assets	4,747	7,762	(73,495)	(61,086)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(336)	(150)	435,014	122,783
Other taxes and social contributions	699	1,103	(146,600)	54,230
Other liabilities with employee pension plans	-	-	(79,450)	(70,318)
Regulatory charges	-	-	(29,057)	21,596
Reserve for tax, civil and labor risks paid	-		(64,084)
Other operating liabilities	3,738	(7,757)	(68,314)	65,832
CASH FLOWS (USED IN) PROVIDED BY OPERATIONS	1,236,238	1,729,240	4,026,307	4,234,530
Payments of interest on debts	(45,080)	(51,984)	(1,018,078)	(981,682)
Taxes and social contributions paid	(39,976)	(39,730)	(864,145)	(764,195)
NET CASH FROM OPERATING ACTIVITIES	1,151,182	1,637,526	2,144,084	2,488,653

FINANCING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	(706,186)	(814,330)
Payment of acquisition payables			(172,476)	(48,608)
Capital increase in investments	(66,701)	(11,752)	-	-
Increase cash for business combinations	-	-	-	253,178
Increase in property, plant and equipment	(508)	(188)	(1,034,589)	(829,701)
Financial investments, pledges, funds and tied deposits	49,263	46,202	(14,806)	18,688
Lease	-	-	(6,581)	8,314
Additions to intangible assets	-	-	(1,433,064)	(1,075,072)
Advance for future capital increase	(55)	-	-	-
Intercompany loans with subsidiaries and associated companies	2,799	(3,868)	-	-
Other	-	-	(558)	-

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	(15,202)	30,394	(3,368,260)	(2,487,531)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	4,294,254	5,536,932
Capital increase due to increase in participation	-	-	-	1,118
Payments of loans, financing and debentures, net of derivatives	(149,827)	(121)	(1,885,175)	(3,157,839)
Payments of dividend and interest on shareholders´ equity	(1,393,507)	(1,229,568)	(1,406,846)	(1,240,590)
Other	-	-	-	(3,802)
(UTILIZATION) GENERATION OF CASH IN FINANCING	(1,543,334)	(1,229,689)	1,002,233	1,135,819
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(407,354)	438,231	(221,943)	1,136,941
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	549,189	110,958	2,699,837	1,562,897
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	141,835	549,189	2,477,894	2,699,838

(1) Includes the effects described in note 2.9

CPFL Energia S.A.
Added value statements for the years ended on December 31, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2012	2011 (1)	2012	2011 (1)
1. Revenues	2,108	1,500	22,353,535	19,267,606
1.1 Operating revenues	1,600	1,312	20,070,723	17,736,155
1.2 Revenues related to the construction of own assets	508	188	1,095,164	472,298
1.3 Revenue from infrastructure construction	-	-	1,351,550	1,129,826
1.4 Allowance of doubtful accounts	-	-	(163,903)	(70,673)

2. (-) Inputs	(12,700)	(23,313)	(12,236,546)	(9,375,269)
2.1 Electricity purchased for resale	-	-	(8,584,834)	(6,926,552)
2.2 Material	(424)	(210)	(1,006,729)	(892,429)
2.3 Outsourced services	(6,902)	(18,005)	(1,071,161)	(1,095,227)
2.4 Other	(5,374)	(5,098)	(1,573,822)	(461,061)

3. Gross added value (1 + 2)	(10,592)	(21,813)	10,116,989	9,892,338

4. Retentions	(65)	(145,359)	(1,127,382)	(845,819)
4.1 Depreciation and amortization	(65)	(170)	(841,374)	(661,770)
4.2 Amortization of intangible assets	-	(145,189)	(286,009)	(184,049)

5. Net added value generated (3 + 4)	(10,657)	(167,172)	8,989,607	9,046,518

6. Added value received in transfer	1,365,481	1,845,140	739,531	785,966
6.1 Financial Income	34,395	76,572	739,531	785,966
6.2 Equity in subsidiaries	1,331,086	1,768,568	-	-

7. Added value to be distributed (5 + 6)	1,354,824	1,677,969	9,729,138	9,832,485

8. Distribution of added value
8.1 Personnel and charges	14,713	6,314	659,596	595,432
8.1.1 Direct remuneration	6,218	4,234	437,223	417,847
8.1.2 Benefits	8,005	1,839	178,648	146,586
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	489	240	43,725	30,999
8.2 Taxes, fees and contributions	76,986	42,079	6,276,188	6,184,300
8.2.1 Federal	76,982	42,075	3,081,294	3,204,456
8.2.2 State	4	4	3,183,205	2,970,299
8.2.3 Municipal	-	-	11,689	9,545
8.3 Interest and rentals	37,201	57,284	1,536,621	1,428,479
8.3.1 Interest	37,081	57,181	1,493,141	1,401,429
8.3.2 Rental	121	103	29,641	27,051
8.3.3 Other	-	-	13,839	-
8.4 Interest on capital	1,225,923	1,572,292	1,256,734	1,624,273
8.4.1 Dividend (incluindo adicional proposto)	1,089,948	1,501,212	1,093,869	1,504,710
8.4.2 Retained earnings	135,975	71,080	162,865	119,563
	1,354,824	1,677,969	9,729,138	9,832,485

(1) Includes the effects described in note 2.9

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2012 AND 2011

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Sala 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company type	Equity interest	Consolidation criteira	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Full	Interior of São Paulo	234	3,891	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Full	Interior and coast of São Paulo	27	1,531	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Full	Interior of Rio Grande do Sul	253	1,354	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Full	Interior of São Paulo and Paraná	27	191	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Full	Interior of São Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Full	Interior of São Paulo	5	77	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Full	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

					Number of plants / type of energy	Installed power
Energy generation (conventional and renewable sources)	Company type	Equity interest	Consolidation criteira	Location (State)		Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	Full	São Paulo, Goiás and Minas Gerais	1 Hydroeletric, 2 SHPs (*) e 1 thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Proportional	Santa Catarina and Rio Grande do Sul	1 Hydroeletric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Proportional	Santa Catarina	1 Hydroeletric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Full	Rio Grande do Sul	3 Hydroeletrics	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Proportional	Santa Catarina and Rio Grande do Sul	1 Hydroeletric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Proportional	Paraíba	2 thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%**	Full	Tocantins	1 Hydroeletric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	Full	(***)	(***)	(***)	(***)

Commercialization of energy	Company type	Core activity	Equity interest	Consolidation criteira
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%	Full
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%	Full
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%	Full
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%	Full

Services	Company type	Core activity	Equity interest	Consolidation criteira
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%	Full
NECT Serviços Administrativos Ltda ("Nect") (a)	Limited company	Provision of administrative services	Direct 100%	Full
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%	Full
CPFL Total Serviços Administrativos Ltda. ("CPFL Total") (b)	Limited company	Billing and collection services	Direct and indirect 100%	Full
CPFL Telecom S.A ("CPFL Telecom") (c)	Private corporation	Telecommunication services	Direct 100%	Full
CPFL Transmissão Piracicaba S.A (****)	Private corporation	Operation and exploration of electric energy transmission services	Direct 100%	Full

(a) Former: Chumpitaz Serviços S.A.
(b) Former: Bio Anicuns S.A.
(c) Former: Bio Itapaci S.A.

Other	Company type	Core activity	Equity interest	Consolidation criteira
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%	Full
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%	Full
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%	Proportional
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%	Full

(*)    SHP – Small Hydropower Plant

(**)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5,93% share of the capital).

(***) CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At December 31, 2012, CPFL Renováveis had a project portfolio of 1,735 MW of installed capacity (1,093 MW proportional to the Company's share), as follows:

•       Hydropower generation: 35 SHP’s operational (326 MW);

•       Wind power generation: 15 projects operational (556 MW) e 18 projects under construction (482 MW);

•       Biomass power generation: 6 plants operations (270 MW) e 2 under construction (100 MW).

•       Solar energy generation: 1 solar plant operational (1,1 MW)

(****)   CPFL Transmissão Piracicaba

          In December 2012 the subsidiary CPFL Geração was the successful bidder in ANEEL Transmission Auction 007/2012 which provides for the construction and operation of a transmission line approximately 6.5 km long as well as a 440 KV substation located in the municipality of Piracicaba, State of São Paulo. This line will be connected to the grid of one of the CPFL Energia group distributors and the works will be carried out by the subsidiary CPFL Serviços, making the business feasible. CPFL Geração set up CPFL Transmissão Piracicaba S.A (“CPFL Transmissão”), exclusively to operate this concession

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) diverge from of the Separate Financial Statements which, under IFRSs,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2013.

2.2 Basis of measurement

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, and iv) actuarial assets measured at fair value, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Leasing;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other Credits (Allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment and recognition of impairment losses;

•         Note 14 – Intangible assets and recognition of impairment losses;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 26 – Net operating revenues;

•         Note 27 – Cost of electric energy;

•         Note 34 – Financial instruments

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries and jointly-owned entities:

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their parent companies or proportionately consolidated for jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

The balances of the jointly-owned entities, and the Company's percentage participations, at December 31, 2012 and 2011 are shown below:

	Enercan 48.72%	Baesa 25.01%	Chapecoese Geração 51%	Epasa 52.75%	Total
Equity interest
December 31, 2012
Current assets	54,239	17,548	61,657	112,788	246,233
Non current assets	662,784	329,980	1,683,765	386,905	3,063,434
Current liabilities	67,329	32,292	139,976	142,802	382,398
Non current liabilities	255,957	166,630	1,234,819	259,895	1,917,301
Shareholders' Equity	393,737	148,606	370,627	96,996	1,009,967

Gross operating revenues	218,840	77,736	346,003	212,700	855,279
Net operating income	203,718	70,545	319,310	191,114	784,688
Net profit	68,492	(6,476)	46,501	13,457	121,974
December 31, 2011
Current assets	52,131	19,718	35,861	23,140	130,850
Non current assets	685,795	362,484	1,737,137	405,175	3,190,591
Current liabilities	64,510	32,310	139,710	39,092	275,623
Non current liabilities	290,455	187,165	1,287,546	290,977	2,056,144
Shareholders' Equity	382,961	162,726	345,742	98,246	989,675

Gross operating revenues	207,649	79,377	246,592	122,908	656,527
Net operating income	193,314	71,539	229,128	109,764	603,745
Net profit	56,460	10,025	(3,376)	19,960	83,069

(iii) Acquisition of non controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Chapecoense and EPASA which are consolidated proportionately, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2012 and 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

2.9 Adjustments and reclassifications in the 2011 financial statements

Certain amounts in the financial statements for the year ended December 31, 2011, originally issued on February 24, 2012, have been adjusted or reclassified, although they are not material, for purposes of comparison with the financial statements for the year ended  December 31, 2012.  This amendment is due to a change in judgment concerning recognition in "other comprehensive income" of changes in expectations of cash flows from the financial concession asset, determined by IFRIC12/ICPC 01(R1) and designated in the category available for sale.

Although the concession contract does not explicitly define whether compensation will be based on the amount actually invested in infrastructure or on the residual amount determined by the tariff pricing methodology, i.e. the Regulatory Remuneration Base (“BRR”), the Company and its subsidiaries, based on their best interpretation of the concession contract, expect to receive at the end of the concession, as compensation for  investments made and not yet recovered, the equivalent of the amount calculated in accordance with the BRR. On first adoption of IFRS, the Company understood that changes in the fair values of the assets that comprise the concession infrastructure would also constitute changes in the fair value of the financial asset to be received as compensation at the end of the concession; such changes were therefore fully recognized in "other comprehensive income". Note that the procedure was adopted after analysis and discussions in a technical industry group, set up for the implementation of IFRS in Brazil, and the methodology described previously in this paragraph was applied for many participants in the technical group who took part in this debate and who adopted the BRR as the basis for calculating the amount of the compensation.

However, after review of the criteria used in accounting for this financial asset and the progress of industry discussions, the Company and its subsidiaries concluded that changes in the fair values of infrastructure assets, and consequently, in the compensation, reflect changes in the estimated cash flow expectations and should therefore be recognized in the income statement using the effective interest method in accordance with paragraph AG8 of CPC 38 and IAS 39 Financial Instruments: Recognition and Measurement.

Thus the Company and its subsidiaries committed an immaterial and unintentional error in interpretation of the accounting literature. In spite of the immaterial nature of the adjustment, the Company and its subsidiaries decided to adjust the comparative amounts for 2011 in presentation of the 2012 financial statements, in order to maintain the best comparison of the balances.

Consequently, the Company and its subsidiaries are reclassifying and adjusting the financial statements as of December 31, 2011, presented for purposes of comparison with the financial statements for the year ended December 31, 2012, in which the update of the financial concession asset, due of changes in the expectative of estimated cash flow, is reversed in "accumulated comprehensive income" and recognized in income for the year of 2011under “financial results”.

As mentioned above, since these effects are considered immaterial and do not change the total balances of assets, liabilities and shareholders’ equity at December 31, 2011 and January 1, 2011, the Company is not presenting the balance sheet for the beginning of the oldest period presented.

We present below a summary of the accounting entries that have been adjusted or reclassified, to assist understanding of the effects:

      i.        Liabilities and Shareholders’ equity

	Consolidated
	December 31, 2011			January 1, 2011
	Stated	Reclassification	Reclassified	Stated	Reclassification	Reclassified

Current liabilities	4,499,437	-	4,499,437	4,428,323	-	4,428,323
Non current liabilities	14,361,110	-	14,361,110	8,878,819	-	8,878,819
Shareholders' equity
Capital	4,793,424	-	4,793,424	4,793,424	-	4,793,424
Capital reserves	229,956	-	229,956	16	-	16
Profit reserves	495,185	-	495,185	418,665	-	418,665
Dividend	758,470	-	758,470	486,040	-	486,040
Other comprehensive income	790,123	(227,118)	563,005	795,563	(185,831)	609,732
Retained earnings	-	227,118	227,118	-	185,831	185,831
	7,067,157	-	7,067,157	6,493,708	-	6,493,708
Net equity attributable to noncontrolling shareholders	1,485,352	-	1,485,352	255,948	-	255,948
Total shareholders' equity	8,552,510	-	8,552,510	6,749,656	-	6,749,656

Total liabilities and shareholders' equity	27,413,058	-	27,413,058	20,056,797	-	20,056,797

     ii.        Statement of income

	Consolidated
	2011
	Stated	Adjustment	Adjusted
Net operating revenue	12,764,028	-	12,764,028
Cust of eletric energy services	(8,517,566)	-	(8,517,566)
Gross operating income	4,246,463	-	4,246,463

Income from electric energy service	3,050,547	-	3,050,547

Financial income (expense)	(688,590)	63,212	(625,378)
Income before taxes	2,361,957	63,212	2,425,169
Social contribution	(209,872)	(5,644)	(215,516)
Income tax	(569,701)	(15,679)	(585,379)

Net Income	1,582,384	41,889	1,624,273

Net income attributable to controlling shareholders	1,530,403	41,889	1,572,292
Net income attributable to noncontrolling shareholders	51,981	-	51,981
Net income per share - Basic	1.59		1.63
Net income per share - Diluted	1.59		1.63

    iii.        Statement of comprehensive income

	Consolidated
	2011
	Stated	Adjustment	Adjusted
Net income	1,582,384	41,890	1,624,273
Other comprehensive income
Financial asset of concession
- Gain in financial instruments	63,212	(63,212)	-
- Tax on financial instruments	(21,322)	21,322	-
Comprehensive income for the year	1,624,274	-	1,624,273
Comprehensive income attributable to controlling shareholders	1,572,292		1,572,292
Comprehensive income attributable to noncontrolling shareholders	51,981		51,981

    iv.        Statement of cash flow

	Consolidated
	2011
	Stated	Adjustment	Adjusted
Operating cash flow
Income for the year, before income tax and social contribution	2,361,957	63,212	2,425,169
Adjustment to reconcile income to cash provided by operating activities
Depreciation and amortization	801,203	-	801,203
Reserve for tax, civil and labor risks	35,219	-	35,219
Interest and monetary restatement	1,168,617	(63,212)	1,105,405
Pension plan costs	(82,953)	-	(82,953)
Losses on the write-off of non current assets	3,688	-	3,688
Deferred taxes (PIS and COFINS)	6,429	-	6,429

Increase in operating assets	(253,753)	-	(253,753)
Decrease in operating liabilities	(1,551,754)	-	(1,551,754)
Cash flows provided by operations	2,488,653	-	2,488,653

Utilization of cash in investments	(2,487,531)	-	(2,487,531)
Generation of cash in financing	1,135,819	-	1,135,819

     v.        Added value statement

	Consolidated
	2011
	Stated	Adjustment	Adjusted
1. Revenues	19,267,606	-	19,267,606
2. (-) Inputs	(9,375,269)	-	(9,375,269)
3. Gross added value (1 + 2)	9,892,338	-	9,892,338
4. Retentions	(845,819)	-	(845,819)
5. Net added value generated (3 + 4)	9,046,518	-	9,046,518

6. Added value received in transfer	722,754	63,212	785,966
6.1 Financial income	722,754	63,212	785,966

7. Added value to be distributed (5 + 6)	9,769,273	63,212	9,832,485

8. Distribution of added value	9,769,273	63,212	9,832,485
8.1 Personnel and charges	595,432	-	595,432
8.2 Taxes, fees and contributions	6,162,977	21,323	6,184,300
8.2.1 Federal	3,183,133	21,323	3,204,456
8.2.2 Estate	2,970,299	-	2,970,299
8.2.3 Municipal	9,545	-	9,545
8.3 Interest and rentals	1,428,479	-	1,428,479
8.4 Interest on capital	1,582,384	41,889	1,624,273
8.4.1 Dividends (including proposed additional)	1,504,710	-	1,504,710
8.4.2 Retained earnings	77,674	41,889	119,563

(3) SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements:

ICPC 01 and IFRIC 12 – establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and performed a rollforward  from the time of construction, complying with the provisions of the CPCs and the IFRS standards, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by transferring control of the assets at the end of the concession to the grantor.

The value of the financial concession assets is determined at fair value, based on the remuneration of the concession assets, as established by the regulatory body. The financial asset is classified as available-for-sale and after initial recognition is remeasured in accordance with changes in the estimated cash flows, against finance income in profit or loss for the year (Note 2.9).

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 and IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) the fact that there is no provision for gains on construction in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no addition to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

3.2 Financial instruments

- Financial assets

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the financial income. Changes for recognition at fair value are recognized in the other comprehensive income. The accumulated result in the other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The designation of this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be recorded as loans and receivables as the compensation is not fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession.

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and in the event of any change in the subsequent measurement of the fair value, set through profit or loss.

ii.       Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The Company accounts for warranties when issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest to cover commitments of jointly-controlled subsidiaries. Such warranties are initially measured at fair value, by (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the warranties, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the warranty. After initial recognition, the warranties are assessed periodically at the higher of the amount determined in accordance with CPC 25 and IAS 37 and the amount initially recognized, less accumulated amortization.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum future lease payments. Property, plant and equipment is depreciated based on the shorter of the estimated useful life of the asset or the lease period.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 17%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority.

In the case of generators subject to regulation by Decree 2003, of 1996 (the subsidiary CERAN and the jointly-controlled subsidiaries ENERCAN. BAESA and Foz do Chapecó), the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal, and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets, if any,  with indefinite useful lives are not subject to amortization and are tested annually for impairment.

Negative goodwill are registered as gains in profit or loss for the year on acquisition of the business that gave rise to them.

In the individual financial statements, fair value adjustments (added value) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is stated in the individual statement of income under “income from equity in subsidiaries” in accordance with ICPC 09. In the consolidated financial statements the amount is stated as intangible and the amortization is classified in the consolidated statement of profit and loss as “amortization of intangible concession asset” under other operating expense.

Intangible assets corresponding to the right to operate concessions can originate in one of three ways, as follows:

 i.         Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight-line basis or based on the net income curves projected for the concessionaires, as applicable.

ii.         Investments in infrastructure (Application of ICPC 01 and IFRIC 12 – Concession agreements): under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection for use of the concession infrastructure. Since the exploitation term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

       Components of the infrastructure are directly tied to the Company’s operations and may not be  removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal, and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession

i.          Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of each concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed to credit through profit or loss.

•       Available-for-sale: as the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit or loss.

In the case of financial assets registered at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in periods subsequent to recognition of the loss, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale security is recognized in other comprehensive income.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

In impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill, concession asset) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, if any, impairment losses are assessed annually for any possibility to reverse the impairment.

3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 and IAS 19 “Employee benefits”, and are regarded as sponsors of these plans. Although the plans have particularities, they have the following characteristics::

 i.          Defined distribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.         Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, a using the projected unit credit method. The subsidiaries used the corridor method until December 31, 2012, to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss in subsequent years over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the Company´s bylaws. According to international accounting practices, CPC 24, IAS 10 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the  present liability criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and Interest on shareholders’ equity determined in a half-yearly balance sheet. An interim dividend and interest on shareholders’ equity declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

Interest on shareholders' equity is treated in the same way as dividends and is also stated in changes in shareholders’ equity. Withholding tax on interest on shareholders' equity is debited against shareholders’ equity when proposed by Management, to fulfil the obligation at that time.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing of each subsidiary.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses, if any, are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in equity adjustments, where it is recognized net of these tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carry forwards.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share are calculated through profit or loss for the year attributable to the Company’s controlling shareholders and the weighted average of shares outstanding in the year. Diluted earnings per share are through profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that might impact profit or loss for the year and by the weighted average of the number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 and IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the interpretation of IASB/CPC, regulatory assets and liabilities cannot be recognized in the financial statements of the distribution subsidiaries, as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements, after they have been recognized in the energy tariffs, based on the tariff reviews conducted by the granting power electric energy and on consumption of electric energy by captive consumers.

3.14 New standards and interpretations not yet adopted

A number of new IFRS standards and amendments to the standards and interpretations were issued by the IASB and had not yet come into effect for the year ended December 31, 2012. Furthermore, not all of these pronouncements have been standardized by the CPC. However, in view of the memorandum of understanding between the CPC and the IASB, it is anticipated that these pronouncements will be issued in Brazil. Consequently, the Company has not adopted them for the year ended December 31, 2012:

•       Amendment to IAS 1 Presentation of Financial Statements

Provides the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. It also requires additional disclosures in respect of the separation of items of comprehensive income that (i) will subsequently be reclassified to profit or loss and (ii) items that will not be reclassified. Applicable for annual periods beginning on or after July 1, 2012.

Management is analyzing the effects of these amendments and based on a preliminary analysis, does not expect them to have relevant impacts on the financial statements.

•       Amendment to IAS 19 Employee Benefits (CPC 33 - R1)

The amendments change the accounting for defined benefit plans and termination benefits.  The most significant changes relate to: a) elimination of the “corridor approach”; b) immediate recognition in profit or loss of past service costs; c) immediate recognition of actuarial gains and losses through other comprehensive income; and d) replacement of interest expense and the expected return on plan assets with a “net interest” amount, calculated by applying the discount rate to the net defined benefit asset or liability. The amendments are required for annual periods beginning on or after January 1, 2013 and require retrospective application.

Based on a preliminary assessment of first-time adoption of these changes in 2013, Management estimates that the effect would be a decrease of R$ 515,932 in the Company’s equity at January 1, 2013 (increase of R$ 109.371 in equity at January 1, 2012).

The review of IAS 19 and CPC 33 will also result in a change in recognition of actuarial expense in 2013, and with introduction of the new methodology in 2013, the actuarial expense is estimated at R$ 82,121 (Note 18), compared with R$ 32,421 if the previous pronouncement were still in effect.

•       Amendment to IFRS 7 e IAS 32 - Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements for offsetting financial instruments and the amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities offset in the balance sheet. The amendments to IFRS 7 are required for annual periods beginning on or after January 1, 2013, while the amendments to IAS 32 are required for annual periods beginning on or after January 1, 2014.

Management is analyzing the effects of these amendments and based on a preliminary analysis, does not expect them to have relevant impacts on the financial statements.

•       IFRS 9 Financial Instruments

Establishes new requirements for the classification and measurement of financial assets and liabilities. Financial assets will be classified in two categories: measured on initial recognition at fair value and measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows. With regard to financial liabilities, the main change in respect of the requirements already established by IAS 39 requires that the amount of change in the fair value of financial liabilities designated as at fair value through profit or loss, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income and not in profit or loss, unless the recognition of the effects of change would result in a mismatch in profit or loss. Adoption is required for annual periods beginning on or after January 1, 2015.

The Company is analyzing the impact of these changes on the financial statements.

The Accounting Pronouncements Committee has not yet issued a pronouncement or amendments to the pronouncements in force in respect of this standard.

•       Revison of IAS 27 – Consolidated and Separate Financial Statements (CPC 35 - R2)

This revision, published in May 2011, establishes the requirement for accounting for and disclosure of investments in subsidiaries, joint ventures and associates if the entity prepares separate financial statements. The revision of the standard is effective from January 1, 2013.

Management is analyzing the effects of these amendments and based on a preliminary analysis, does not anticipate relevant impacts on the financial statements.

•       IAS 28 – Investments in Associates (CPC 18 - R2)

This revision, published in May 2011, establishes the requirements for application of the equity method for investments in associates and jointly-owned entities as from publication of IFRS 11. The revision of the standard is effective from January 1, 2013.

Management is analyzing the effects of these amendments and based on a preliminary analysis, does not anticipate relevant impacts on the financial statements.

•       IFRS 10 Consolidated Financial Statements (CPC 36 - R3)

IFRS 10 replaces the part of IAS 27 that deals with consolidated financial statements.  Under IFRS 10, there is only one basis for consolidation, and that basis is control. The definition of control in IFRS 10 includes three elements: (i) power over an investee; (ii) exposure, or rights to variable returns from its involvement; and (iii) ability to use its power over the investee to affect the amount of the investor’s returns. Applicable to annual periods beginning on or after January 1, 2013. The Company does not anticipate that the amendments will have a significant impact on its financial statements

•       IFRS 11 Joint Arrangements (CPC 19 - R2)

IFRS 11 replaces IAS 31 and deals with how a joint control arrangement should be classified in the financial statements. Under the standard, the structure of a joint arrangement is no longer the main factor in determining the type of business and consequently, how it should be accounted for. Joint ventures, operations in which the parties have rights over the net assets of the agreements, are required to be accounted for using the equity method of accounting and the proportional consolidation method will no longer be permitted.

IFRS 11 is applicable for years beginning on or after January 1, 2013, and consequently, from 2013, the Company will no longer consolidate proportionally the jointly controlled entities ENERCAN, BAESA, Foz do Chapecó e and EPASA (note 2.5). These amendments will not impact the Company's net income, however there will be changes in the individual items in the statement of profit and loss, set against equity  in subsidiaries.

•       IFRS 12 Disclosure of Interests in Other Entities (CPC 45)

Consolidates all the disclosure requirements concerning an entity's interest in subsidiaries, joint arrangements, associates and structured unconsolidated entities. The standard requires disclosure of information in respect of the nature of, risks associated with and financial effects of such interests. Adoption is required from January 1, 2013.

Management is analyzing the effects of these amendments and based on a preliminary analysis, does not anticipate relevant impacts on the financial statements.

•       IFRS 13 Fair Value Measurement (CPC 46)

IFRS 13 defines fair value, establishes a framework for measuring fair value and disclosure requirements. Except in specified circumstances, IFRS 13 applies when measurement or disclosure of fair value is required or permitted by other IFRS standards. Effective for annual periods beginning on or after January 1, 2013. The Company is analyzing the impacts on the financial statements.

These standards and amendments to standards were not early applied in preparation of these consolidated financial statements.

(4) DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

-Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value will be what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 34).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure 579 of September 11, 2012, converted into Law nº 12783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Provisional Measure 579, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)       CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Bank deposits	741	723	243,875	147,126
Short-term financial investments	141,095	548,466	2,234,018	2,552,710
Overnight investment (a)	-	-	56,369	30,551
Bank deposit certificates (b)	-	-	228,818	268,734
Investment funds (c)	141,095	548,466	1,935,982	1,815,938
Repurchase agreements with debentures (b)	-	-	12,850	437,488
Total	141,835	549,189	2,477,894	2,699,837

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 100% of the CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the Interbank Deposit Certificate - CDI.

(6) CONSUMERS, CONCESSIONÁIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2012 and 2011

	Consolidated
	Amounts coming due	Past due		Total
		until 90 days	> 90 days	December 31, 2012	December 31, 2011
Current
Consumer classes
Residential	358,257	243,429	38,895	640,581	573,936
Industrial	132,769	60,073	32,839	225,681	227,474
Commercial	149,469	51,929	15,024	216,422	195,270
Rural	35,931	8,368	1,502	45,801	43,612
Public administration	35,741	8,097	1,273	45,111	34,601
Public lighting	30,509	5,656	13,588	49,753	42,270
Public utilities	40,312	7,367	1,656	49,335	41,560
Billed	782,987	384,919	104,777	1,272,683	1,158,723
Unbilled	597,556	-	-	597,556	427,661
Financing of consumers' debts	80,091	11,368	45,787	137,246	136,882
Free energy	3,764	-	-	3,764	3,674
CCEE transactions	19,041	-	-	19,041	17,961
Concessionaires and licensees	327,964	-	-	327,964	207,204
Provision for doubtful accounts	-	-	(112,335)	(112,335)	(85,318)
Other	22,683	-	-	22,683	7,493
Total	1,834,086	396,287	38,229	2,268,601	1,874,280

Non current
Financing of consumers' debts	136,369	-	-	136,369	140,999
Provision for doubtful accounts	(16,240)	-	-	(16,240)	-
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and licensees	588	-	-	588	-
Total	162,018	-	-	162,017	182,300

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the short-term market. The noncurrent amount receivable mainly comprises: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

Consolidated
As of January 01, 2011	(80,692)
Valuation allowance recognized	(116,722)
Recovery of revenue	46,049
Write-off of accounts receivable and valuarion allowance	66,047
As of December 31, 2011	(85,318)
Valuation allowance recognized	(187,712)
Recovery of revenue	23,809
Write-off of accounts receivable and valuarion allowance	98,742
As of December 31, 2012	(150,480)
Provision for doubtful accounts from consumers, concessionaries and licensees
Current	(112,335)
Non current	(16,240)
Provision for doubtful accounts from other credits (note 11)	(21,905)

(7) RECOVERABLE TAXES

	Parent company		Consolidated
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Current
Prepayments of social contribution - CSLL	401	441	3,310	7,347
Prepayments of income tax - IRPJ	1,092	-	12,309	1,349
IRRF on interest on equity	17,143	30,891	17,654	31,345
Income tax and social contribution to be offset	850	1,894	22,946	20,557
Withholding tax - IRRF	5,736	7,487	69,250	105,635
ICMS (VAT) to be offset	-	-	84,487	69,329
Social integration program - PIS	-	-	9,609	7,546
Contribution for social security financing - COFINS	42	42	40,118	30,136
National social security institute - INSS	1	1	3,255	2,123
Other	46	26	466	2,096
Total	25,311	40,783	263,403	277,463

Non current
Social contribution to be offset - CSLL	-	-	39,466	36,277
Income tax to be offset - IRPJ	-	-	10,976	1,001
ICMS (VAT) to be offset	-	-	126,061	112,423
Social integration program - PIS	-	-	8,630	11,757
Contribution for social security financing- COFINS	-	-	39,504	53,843
Other	-	-	399	1,413
Total	-	-	225,036	216,715

Social contribution to be offset – In noncurrent, the balance refers primarily to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the normal course of approval of the credit by the Federal Revenue in order to systematically offset the credit.

ICMS (VAT) to be offset - mainly refers to the credit recorded on acquisition of assets that result in the recognition of intangible assets and financial assets.

PIS and Cofins - In noncurrent, the balance refers basically to credits recognized by the indirect subsidiaries EPASA and CPFL Renováveis in relation to the acquisition of equipment, which will be realized by depreciation of the equipment.

(8) DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Social contribution credit/(debit)
Tax losses carryforwards	43,686	48,352	56,074	56,436
Tax benefit of merged goodwill	-	-	137,773	154,511
Deductible Temporary Difference	1,779	1,684	(176,302)	(197,753)
Subtotal	45,465	50,035	17,545	13,194

Income tax credit / (debit)
Tax losses carryforwards	130,587	143,281	144,567	165,736
Tax benefit of merged goodwill	-	-	468,844	524,685
Deductible Temporary Difference	1,359	557	(526,424)	(558,909)
Subtotal	131,947	143,839	86,987	131,512

PIS and COFINS (debit)
Deductible Temporary Difference	-	-	58,353	(6,272)

Total	177,411	193,874	162,885	138,434

Total tax credit	177,411	193,874	1,318,618	1,176,535
Total tax debit	-	-	(1,155,733)	(1,038,101)

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which has been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated
	December 31, 2012		December 31, 2011
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	77,253	214,590	85,709	238,079
CPFL Piratininga	17,662	60,609	19,404	66,584
RGE	34,268	141,518	37,714	155,750
CPFL Santa Cruz	2,655	8,349	3,545	11,148
CPFL Leste Paulista	1,493	4,545	2,024	6,155
CPFL Sul Paulista	2,151	6,712	2,944	9,183
CPFL Jaguari	1,299	3,950	1,745	5,289
CPFL Mococa	807	2,502	1,121	3,483
CPFL Geração	-	25,613	-	28,167
CPFL Serviços	186	455	306	847
Total	137,773	468,844	154,511	524,685

8.3 - Deductible temporary difference:

	Consolidated
	December 31, 2012			December 31, 2011
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible Temporary Difference
Reserve for tax, civil and labor risks	23,314	64,203	-	19,246	54,009	-
Private pension fund	1,387	4,850	-	2,218	7,159	-
Provision for doubtful accounts	13,283	36,895	-	7,656	21,306	-
Free energy provision	4,884	13,569	-	4,365	12,128	-
Research and development and Energy efficiency programs	12,687	35,237	-	12,642	35,118	-
Reserves related to personnel	3,151	8,741	-	2,842	7,886	-
Depreciation rate difference	7,599	21,108	-	8,315	23,096	-
Recognition of the concession - adjustment of intangible assets (IFRS/CPC)	(2,024)	(5,621)	-	(2,248)	(6,244)	-
Recognition of the concession - financial adjustment (IFRS/CPC)	(43,062)	(119,617)	-	(30,938)	(85,938)	-
Reversal of regulatory assets and liabilities (IFRS/CPC)	48,048	133,468	57,475	(7,160)	(19,890)	(8,109)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,140	72,903	-	26,162	72,964	-
Other adjustments changes in practices (IFRS/CPC)	19,620	55,590	-	18,971	52,697	-
Accelerated depreciation	(2,483)	(6,897)	-	(807)	(2,243)	-
Other	9,890	21,271	878	4,399	9,984	1,838
Deductible Temporary Difference - Comprehensive income
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(75,704)	(210,316)	-	(79,590)	(221,082)	-
Deductible Temporary Difference - Business combination CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value-added of assets)	28,644	79,566	-	14,551	40,421	-
Other temporary differences	22,109	29,147	-	12,848	26,464	-
Deferred taxes - liability:
Value-added derived from determination of deemed cost	(7,249)	(20,137)	-	(8,511)	(23,641)	-
Value-added of assets received from the former ERSA	(96,452)	(267,924)	-	(98,896)	(274,713)	-
Intangible asset - exploration right/authorization Jantus, Santa Luzia, Complexo Atlântica and BVP	(163,766)	(454,907)	-	(100,056)	(277,934)	-
Other temporary differences	(6,319)	(17,552)	-	(3,764)	(10,455)	-
Total	(176,302)	(526,424)	58,353	(197,753)	(558,909)	(6,272)

8.4 Estimate of recovery

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, in accordance with the following table:

Expectation of recovery	Parent company	Consolidated
2013	16,109	269,077
2014	15,282	218,169
2015	14,803	118,657
2016	13,210	76,899
2017	13,680	71,650
2018 to 2020	37,328	181,144
2021 to 2023	29,990	139,973
2024 to 2026	24,402	102,090
2027 to 2029	12,606	46,161
2030 to 2032	-	94,798
	177,411	1,318,618

8.5 Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2012 and 2011:

	Parent company
	December 31, 2012		December 31, 2011 (1)
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	1,280,869	1,280,869	1,594,364	1,594,364
Adjustments to reflect effective rate:
Equity in subsidiaries	(1,331,086)	(1,331,086)	(1,768,568)	(1,768,568)
Amortization of intangible asset acquired	(28,564)	-	114,562	145,189
Interest on shareholders' equity	206,414	206,414	203,120	203,120
Other permanent additions, net	10,175	10,976	3,365	4,184
Calculation base	137,808	167,173	146,843	178,289
Statutory rate	9%	25%	9%	25%
Tax debit result	(12,403)	(41,793)	(13,216)	(44,572)
Tax credit not recorded, net	(898)	149	9,566	26,150
Total	(13,301)	(41,645)	(3,650)	(18,422)

Current	(8,791)	(29,692)	(8,618)	(29,600)
Deferred	(4,510)	(11,953)	4,968	11,177
	Consolidated
	December 31, 2012		December 31, 2011 (1)
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	2,003,481	2,003,481	2,425,169	2,425,169
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	107,888	137,747	115,947	147,784
Tax incentives - PIIT(*)	(11,895)	(11,895)	(13,480)	(13,480)
Effect of presumed profit system	(134,078)	(135,098)	(94,579)	(143,977)
Adjustment of excess and surplus revenue of reactive	32,260	32,260	-	-
Other permanent additions, net	106,824	79,329	65,312	30,530
Calculation base	2,104,481	2,105,825	146,843	178,289
Statutory rate	9%	25%	9%	25%
Tax debit result	(189,403)	(526,456)	(224,853)	(611,507)
Tax credit not recorded, net	(9,584)	(21,304)	9,337	26,127
Total	(198,987)	(547,760)	(215,517)	(585,380)

Current	(252,568)	(674,700)	(197,365)	(538,543)
Deferred	53,581	126,940	(18,151)	(46,836)

(*) Technological innovation incentive program

(1) Includes the effects described in note 2.9.

Amortization of intangible asset acquired  Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees. In 2012, these amounts were classified at the parent company under equity income, in closer conformity with ICPC 09 (Note 13).

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

8.6 Unrecognized tax credits

The parent company has unassessed tax loss and social contribution carryforwards amounting to R$ 123,228 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

The subsidiaries CPFL Renováveis and Sul Geradora have income tax and social contribution assets on tax loss carryforwards of R$ 61.951 e R$ 72.519, respectively, that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. There is no prescriptive period for use of the tax loss carryforwards

(9) LEASES

The subsidiary CPFL Serviços provides services and leases equipment relating to own power production, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

The essence is to lease equipment of own power production in order to attend the customers who require higher consumption of electricity at peak hours (when tariffs are higher). In addition, the company offers maintenance and operation services.

The subsidiary constructs the power generation plant at the customer’s place. Since the equipment is operating, the customer makes monthly fixed payments.

These investments are recorded by the present value of the minimum payments receivable. These payments are registered as amortization of investment and the financial revenue is recorded in the profit or loss in accordance with the effective interest rate under the lease agreement, by the terms of the contracts.

The investments produced financial income during 2012 were R$ 12,031 (R$ 5,625 in 2011).

	Consolidated
	December 31, 2012	December 31, 2011
Gross investment	93,541	101,153
Financial income unrealized	(52,098)	(72,051)
Present value of minimum lease payments receivable	41,443	29,102

Current	9,740	4,581
Non current	31,703	24,521

	1 year	From 1 to 5 years	Over 5 years	Total
Gross investment	13,151	45,114	35,276	93,541
Present value of minimum lease payments receivable	9,740	20,603	11,100	41,443

At December 31, 2012, there are no (i) unsecured residual amounts that benefit the lessor; (ii) provisions for uncollectible minimum lease payments receivable; or (iii) contingent payments recognized as revenue during the period.

(10)  FINANCIAL CONCESSION ASSET

Consolidated
As of January 01, 2011	934,646
Additions	381,027
Adjustment to anticipated cash flow	63,212
Disposal	(2,221)
As of December 31, 2011	1,376,664
Additions	555,101
Effect of changing in amortization rates	294,785
Adjustment to anticipated cash flow	159,195
Disposal	(10,211)
Compensation SHP Rio do Peixe II (Note 38.3)	1,706
As of December 31, 2012	2,377,240
Current	34,444
Non current	2,342,796

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets to the granting authority at the end of the concession.

In 2012, as mentioned in Note 14, ANEEL revised the amortization rates for electrical sector assets. The new rates are effective from January 1, 2012 and on average, increased the useful life of the electric energy distribution assets. Management is of the opinion that this fact changed the contractual conditions of the concession related to the way in which the Company is remunerated for its investments in the infrastructure tied to the service provision.

However, based on the new useful lives stipulated by the regulatory body, the Company made an estimated recalculation of the financial asset at January 1, 2012, corresponding to the new amount payable on reversal of the assets at the end of the concession, which will be recovered directly from the granting authority. Consequently, the amount of R$ 294,785 was recognized as an increment of the financial asset.

In accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to the anticipated cash flow receipts, in accordance with the new replacement amount (“VNR”) is recorded against the financial income account in profit or loss for the year.

The balance in current assets relates to compensation to Usina Rio do Peixe II for subsidiary CPFL Leste Paulista, which has a generation concession and has not yet undergone a devertilization process (Note 38).

Disposals in 2012 include the amount of R$ 5,947 related to disposals resulting from physical inventories carried out due to implementation of the Electrical Sector Equity Control - MCPSE (Resolution n° 367 of June 2, 2009), by the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa, recognized in Other Financial Expense (Note 14).

(11)  OTHER CREDITS

	Consolidated
	Current		Non current
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Advances - Fundação CESP	7,784	15,518	-	-
Advances to suppliers	17,995	37,951	-	-
Pledges, funds and tied deposits	53,585	1,548	263,386	115,517
Fund tied to foreign currency loans	-	-	34,287	29,774
Orders in progress	223,895	156,524	-	-
Outside services	8,214	10,962	-	-
Advance to energy purchase agreements	47,832	44,399	40,254	58,620
Collection agreements	65,214	57,377	-	-
Prepaid expenses	35,073	5,695	3,132	1,355
Receivables - business combination	-	-	13,950	13,950
Advancees to employees	6,879	4,751	-	-
Other	50,434	75,213	65,145	60,245
Total	516,903	409,938	420,155	279,460

Pledges, Funds and Tied Deposits - collateral offered to guarantee CCEE operations and short-term cash investments required by the subsidiaries’ loan contracts.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Orders in Progress – Encompasses costs and revenue related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs, introduced by resolutions 300/2008 and 316/2008. On termination of the respective projects, balances are amortized against the respective liability recorded in Other Accounts Payable (Note 23).

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements - Refers to (i) agreements between the distributors and city halls and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public lighting, newspapers, healthcare, residential insurance, etc.; e (ii) receipts by  CPFL Total, to be passed on subsequently to the customers who use the collection services provided by that subsidiary.

At December 31, 2012, the Other Credits balance is net of the allowance for doubtful accounts of R$ 21,905 related to the accounts of Outside Services, Collection agreements and Others.

(12)  INVESTIMENTS

	Consolidated
	December 31, 2012	December 31, 2011
Permanent equity interests - equity method
By equity method of the subsidiary	5,383,816	5,357,729
Value-added of assets, net	1,114,678	1,251,131
Goodwill	6,054	6,054
Total	6,504,548	6,614,915

12.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		December 31, 2012				December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011 (1)
Investiment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	177,909	6,696,446	177,909	780,910	460,114	780,910	897,984	460,114	629,214
CPFL Piratininga	53,031,259	2,666,486	92,183	330,111	153,843	330,111	388,980	153,843	316,602
CPFL Santa Cruz	371,772	324,642	60,169	107,664	24,181	107,664	116,634	24,182	35,343
CPFL Leste Paulista	895,733	189,113	23,975	67,149	9,646	67,149	68,587	9,646	16,245
CPFL Sul Paulista	463,482	173,582	24,866	68,867	19,622	68,867	64,465	19,622	18,759
CPFL Jaguari	212,126	126,918	16,428	43,952	10,694	43,952	43,430	10,694	13,765
CPFL Mococa	121,761	96,177	15,945	38,345	7,100	38,345	37,634	7,100	7,683
RGE	807,168	3,414,235	901,787	1,326,095	325,002	1,326,095	1,267,268	325,002	255,168
CPFL Geração	205,487,716	4,564,216	1,039,618	2,537,323	315,591	2,537,323	2,483,750	315,912	293,852
CPFL Jaguari Geração (*)	40,108	48,092	40,108	48,102	10,185	48,102	47,909	10,185	10,501
CPFL Brasil	2,999	1,597,148	2,999	108,377	104,315	(81,923)	(112,633)	105,627	147,668
CPFL Planalto (*)	630	9,438	630	587	5,058	587	8,225	5,058	14,137
CPFL Serviços	66,620	119,235	66,620	73,056	9,140	73,056	25,330	9,140	6,860
CPFL Atende (*)	1	22,806	13,991	15,187	2,775	15,187	14,329	2,775	1,093
Nect (*)	2,059	12,930	2,059	4,646	5,750	4,646	3,859	5,750	1,800
CPFL Total (*)	19,005	46,230	19,005	21,555	4,758	21,555	-	2,683	-
CPFL Jaguariuna (*)	189,620	2,842	2,926	2,187	209	2,187	1,977	209	(121)
CPFL Telecom	19,900	21	20	2	(3)	2	-	(3)	-
Subtotoal - by shareholders' equity of the subsidiary						5,383,816	5,357,729	1,467,538	1,768,568
Amortization od added value on assets						-	-	(136,453)	-
Total						5,383,816	5,357,729	1,331,086	1,768,568
(*) Number of quotes

(1) Includes the effects described in note 2.9

In 2011, in the acquisition of CPFL Renováveis, as the subsidiaries CPFL Geração and CPFL Brasil did not have operating control and are therefore regarded as associates, a gain (of R$ 412,359 for CPFL Geração and R$ 7,881 for CPFL Brasil) was recognized in their individual financial statements and goodwill of R$ 190,300 was recorded in CPFL Brasil. Since, in the consolidated statements, this operation represents a transaction between partners, these effects were adjusted for consolidation purposes in CPFL Energia, and recognized in equity. Consequently, the balances related to the subsidiaries CPFL Geração and CPFL Brasil were adjusted for equity pick-up purposes.

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. As from 2012, amortization of the fair value adjustments (added value) of net assets of R$ 136,453 is classified in the parent company’s income statement under “income from equity in subsidiaries”, in conformity with ICPC 09.  For more detailed information on intangible assets and amortization by company, see Note 14.

The changes in investments in subsidiaries in the period are shown below:

Investiment	Investment as of December 31, 2011	Capital increase /payment of capital	Transfer of investments	Equity in subsidiary (profit or loss)	Dividend and Interest on shareholders' equity	Other	Investment as of December 31, 2012
CPFL Paulista	897,984	-	-	460,114	(577,188)	-	780,910
CPFL Piratininga	388,980	-	-	153,843	(212,712)	-	330,111
CPFL Santa Cruz	116,634	-	-	24,182	(33,151)	-	107,664
CPFL Leste Paulista	68,587	-	-	9,646	(11,085)	-	67,149
CPFL Sul Paulista	64,465	-	-	19,622	(15,220)	-	68,867
CPFL Jaguari	43,430	-	-	10,694	(10,172)	-	43,952
CPFL Mococa	37,634	-	-	7,100	(6,389)	-	38,345
RGE	1,267,268	-	-	325,002	(266,175)	-	1,326,095
CPFL Geração	2,483,750	-	-	315,912	(262,018)	(320)	2,537,323
CPFL Jaguari Geração	47,909	-	-	10,185	(9,991)	-	48,102
CPFL Brasil	(112,633)	56,699	(56,699)	105,627	(73,605)	(1,312)	(81,923)
CPFL Planalto	8,225	-	-	5,058	(12,696)	-	587
CPFL Serviços	25,330	-	46,654	9,140	(8,068)	-	73,056
CPFL Atende	14,329	-	-	2,775	(1,917)	-	15,187
Nect	3,859	-	-	5,750	(4,963)	-	4,646
CPFL Total	-	10,000	10,046	2,683	(1,168)	(6)	21,555
CPFL Jaguariuna	1,977	-	-	209	-	-	2,187
CPFL Telecom	-	6	-	(3)	-	-	2
	5,357,729	66,705	-	1,467,538	(1,506,518)	(1,638)	5,383,816

12.2 - Dividends and Interest on shareholders’ equity receivable:

At December 31, 2012 and 2011 and January 1, 2011, the Company had the following amounts receivable from the subsidiaries listed below in relation to dividends and interest on shareholders’ equity:

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
CPFL Paulista	254,294	-	12,683	-	266,978	-
CPFL Piratininga	88,211	-	5,879	-	94,090	-
CPFL Santa Cruz	14,481	-	2,043	-	16,524	-
CPFL Sul Paulista	5,153	6,996	1,130	1,130	6,282	8,126
CPFL Jaguari	-	6,891	-	790	-	7,682
RGE	-	76,413	-	30,044	-	106,457
CPFL Geração	-	-	-	-	-	-
CPFL Brasil	-	-	-	-	-	-
CPFL Planalto	5,101	-	-	-	5,101	-
CPFL Serviços	7,139	3,648	646	-	7,785	3,648
CPFL Atende	1,102	-	357	-	1,459	-
Nect Serviços	3,253	-	-	-	3,253	-
	378,735	93,949	22,738	31,964	401,473	125,913

After decisions by the Annual and Extraordinary General Meeting (AGMs/EGMs) of its subsidiaries, in the first half-year the Company recognized R$ 740,789 as dividends and interest on shareholders’ equity receivable for 2011. The subsidiaries also declared interim interest on shareholders’ equity of R$ 107,366 (R$ 91,261 net of withholding tax) in 2012 and R$ 643,506 as interim dividends, in relation to the first half-year of 2012. After approval by the Board of Directors in June and August 2012, respectively, these amounts were recognized as receivables.

Of the amounts recorded as receivables, R$ 1,199,996 was paid to the Company by the subsidiaries.

12.3 – Corporate restructuring Bio Itapaci (CPFL Telecom)

Bio Itapaci

A Board of Directors meeting on June 27, 2012 approved the acquisition by CPFL Energia of all the shares of CPFL Bio Itapaci held by the subsidiary CPFL Brasil.

Also in June 2012, the company name of CPFL Bio Itapaci was changed to CPFL Telecom S.A..  The corporate objective is now the provision of services in the telecommunications area and participation in other companies in a similar line of business to its own.

Since this was a transaction between companies in the same group, it is outside the scope of CPC 15/IFRS 3 and was recognized at cost. The transaction did not result in either gain or loss.

12.4 – Added value and goodwill

Net adjustment to fair value (added value), upon Business Combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 14).

12.5 – Business combinations 2011 – CPFL Renováveis

In April 2011, with the objective of consolidating experience in the renewable energy sector and increasing synergies, the Company signed an agreement with the shareholders of ERSA Energia Renováveis S.A (“ERSA”) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, assets of the subsidiaries CPFL Geração and CPFL Brasil). After a series of planned restructurings, fully detailed in Financial Statements as of December 31, 2011, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

According the shareholders’ agreement of CPFL Renováveis, in the event the indirect subsidiary fails to go public in an initial public offering (IPO) within 2 years of the date of signing of the agreement, up to August 24, 2013, all of the non-controlling shareholders of CPFL Renováveis, individually, are entitled to sell their shares to CPFL Energia or to any third party(ies) nominated by CPFL Energia, and CPFL Energia has the obligation  to buy them, paying in cash, shares issued by CPFL Energia or a combination of cash and shares.

In 2011, the indirect subsidiary CPFL Renováveis acquired the following companies: (i) Jantus SL (“Jantus”), which held 100% of the capital of SIIF Energias do Brasil Ltda. (“SIIF”) and SIIF Desenvolvimento de Projeto de Energia Eólica Ltda. (“SIIF Desenvolvimento”), with a total of four wind power plants operating in the State of Ceará; and (ii) Santa Luzia Energética S.A. (“Santa Luzia”), which had an operational SHP in the State of Santa Catarina.

12.6 - Business combinations – 2012

Complexo Eólico Atlântica

In January 2012, the indirect subsidiary CPFL Renováveis signed a share purchase agreement with Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares in Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.. These companies hold authorizations to generate electric energy from wind power under the Independent Producer  System, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW.

ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012. The amount of R$ 24,528 was paid to the sellers in March 2012.

Bons Ventos Geradora de Energia S.A (“BVP”)

According to an Announcement to the Market, published on June 19, 2012, the indirect subsidiary CPFL Renováveis acquired the total capital stock of BVP S.A., a subsidiary of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The total price of the acquisition was R$ 1,095,291, involving: (i) the payment to the sellers of the amount of R$ 528,552; (ii) the assumption of net debt in the amount of R$ 439,191; and (iii) R$ 127,548 for settlement of debentures issued by Bons Ventos Geradora de Energia S.A.

Bons Ventos has an authorization granted by ANEEL to exploit the Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada wind power plants, with installed capacity of 157,5 MW. These wind power plants are located in the State of Ceará and are in full commercial operation. All the energy has been contracted to Eletrobrás for twenty years, under the PROINFA Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica).

As per the Material Fact published on June 19, 2012, ANEEL has approved transfer of the control of BVP to the CPFL Renováveis.

Usina Ester (SPE Lacenas)

In March 2012, the subsidiary CPFL Renováveis acquired 100% of the biomass electric energy and steam generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”). Around 7 MW average of co-generation energy from Usina Ester were commercialized in the 2007 alternative sources auction (LFA), for a period of 15 years and at an average selling price of R$ 177 per MWh (as at January 2012). The remaining 2.8 MW of energy will be sold on the free market.

The transfer of control of SPE Lacenas to the subsidiary was conditional upon approval from ANEEL, which was obtained and the acquisition was concluded on October 18, 2012.

The total acquisition price of the assets after the adjustments provided for in the contract R$ 111,500, comprising: (i) R$ 55,244 paid by the buyer to the sellers; and (ii) assumption of a net debt of R$ 56,256 shown in the balance sheet of the acquired company.

a)   Additional information on the acquisition of the subsidiaries Atlântica Complex, BVP and Lacenas.

	Atlântica Complex March 26, 2012	BVP June 19, 2012	Lacenas October 18, 2012
Cash and cash equivalents transferred as consideration by the acquirer:
Cash transferred or to be transferred to sellers	24,000	445,124	53,836
Accounts payable to shareholders	-	-	1,408
Cash tranferred directly to Jantus and BVP to debt payment and sellers expenses	-	127,548	-
Price adjustment paid to sellers according to contractual obligations	528	83,428	-
Total transferred consideration (paid)	24,528	656,100	55,244

b)   Assets acquired and liabilities recognized on the acquisition date

The total consideration transferred (paid) for the acquisitions was allocated to the assets acquired and liabilities assumed at their fair values, including the intangible assets associated to the authorized exploration rights, and will be amortized over the remaining terms of the authorizations linked to exploration of the ventures purchased. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for these transactions.

The initial accounting for the acquisition of the Atlântica Complex on February 29, 2012 and Bons Ventos on 31 May, 2012 has been concluded. The accounting for the acquisition of Lacenas on September 30, 2012 was provisionally determined at December 31, 2012, but assessment of the measurement of the intangible assets had not been finalized at the date of completion of these financial statements, and consequently, had only been provisionally calculated based on Management’s best estimate of these amounts

The Management of CPFL Renováveis does not expect the amount allocated as the right to exploit these acquisitions to be deductible for tax purposes on the acquisition date, and has therefore recorded deferred income tax and social contribution in relation to the difference between the amounts allocated and the tax bases of these assets and liabilities.

	Atlântica Complex March 26, 2012	BVP June 19, 2012	Lacenas October 18, 2012
Current assets
Cash and cash equivalents	186	28,092	-
Receivables	-	16,232	-
Taxes recovarable and other credits	157	6,987	-

Non current assets:
Pledges, funds and tied deposits	-	38,752	-
Deferred taxes	-	57,121	-
Other credits	-	10,000	-
Fixed Assets	23,007	571,495	100,591
Intangible asset - exploration rights	1,873	760,029	17,862

Current liabilities
Suppliers	54	14,430	-
Loans and debentures	-	39,324	7,418
Tax, consumers prepayment and other liabilities	5	22,727	880

Non current liabilities
Loans and debentures	-	461,126	48,838
Suppliers	-	5,818	-
Deferred taxes	-	16,629	-
Deferred taxes on the exploration rights	637	258,410	6,073
Reserve for disposal of assets and environmental liabilities	-	14,144	-
Acquired net assets	24,528	656,100	55,244

Consideration transferred	24,528	656,100	55,244

The exploration rights will be amortized over the remaining term of the authorizations to exploit the ventures, over an estimated average term of 23 years for the Atlântica Complex, 21 years for Bons Ventos and 20 years for Lacenas.

c)   Net cash outflow on acquisition of the subsidiaries:

	Atlântica Complex March 26, 2012	BVP June 19, 2012	Lacenas October 18, 2012
Cash consideration	24,528	656,100	53,836
(-) Acquired cash and cash equivalents	(186)	(28,092)	-
Net cash of acquisition	24,342	628,008	53,836

d)   Impact of the acquisitions in 2012 on the profit and loss

Financial information on the revenue and net income of the companies acquired included in the consolidated financial statements in the year of the acquisition:

	Net operating revenue	Net income
	December 31, 2012	December 31, 2012

Atlântica	-	(2,803)
BVP	49,600	22,970
Lacenas	6,793	849
	56,393	21,016

If the acquisitions had occurred in January 1, 2012, the net combined operating revenue of CPFL Energia would be R$ 15,123,905 and the net combined income for the year would be R$ 1,236,443.

The purchase of the Atlântica Complex was completed on March 26, 2012, with the opening balance as of February 29, 2012. Accordingly, the consolidated financial statements at December 31, 2012 include two months of the operations of this indirectly controlled entity.

The purchase of Bons Ventos was completed on June 19, 2012, with the opening balance as of May 31, 2012. Accordingly, the consolidated financial statements at December 31, 2012 include seven months of the operations of this indirectly controlled entity.

The purchase of Lacenas was completed on October 18, 2012 and the opening balance was prepared as of September 30, 2012. Accordingly, the consolidated financial statements at December 31, 2012 include three months of the operations of this subsidiary.

The opening balances were taken at different dates from the acquisition dates for practical reasons and the differences are not significant.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of January 01, 2011	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Cost	182,772	1,814,135	1,674,388	2,655,057	7,888	16,442	784,650	7,135,333
Accumulated depreciation	(2,390)	(280,439)	(319,506)	(738,838)	(4,193)	(3,502)	-	(1,348,868)

Additions	2,214	3,712	19,892	7,333	705	382	802,376	836,614
Disposals	(247)	(200)	(640)	(8,023)	(341)	(173)	(174)	(9,799)
Transfers	8,837	109,030	33,497	394,508	374	3,667	(549,914)	-
Transfers - other assets	-	-	-	10,341	-	-	(17,525)	(7,184)
Depreciation	(1,513)	(68,346)	(65,628)	(96,051)	(1,092)	(1,980)	-	(234,610)
Other	-	-	510	10,195	3	-	265	10,973
Business combination	57,180	-	973,636	831,749	165	949	45,938	1,909,617

As of December 31, 2011	246,853	1,577,892	2,316,149	3,066,271	3,509	15,785	1,065,615	8,292,076
Cost	250,757	1,926,694	2,757,021	4,006,964	8,799	21,657	1,065,615	10,037,508
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,692)	(5,290)	(5,873)	-	(1,745,431)

Additions	1,185	21,105	18,648	62,144	315	257	991,362	1,095,015
Disposals	(1,192)	(2,104)	(4,002)	(6,020)	(856)	(371)	(85)	(14,630)
Reversion of provision to environmental costs	-	(66,763)	-	-	-	-	-	(66,763)
Transfers	(25,781)	744,891	(565,929)	1,258,613	3,061	3,627	(1,418,483)	-
Transfers - other assets	-	-	-	3,939	-	-	(42)	3,897
Reclassification of cost	-	217,435	(333,674)	115,355	14	870	-	-
Depreciation	(13,642)	(65,300)	(81,466)	(233,127)	(1,296)	(2,633)	-	(397,464)
Disposal of depreciation	-	1,013	157	2,586	696	282	-	4,733
Reclassification of depreciation	-	(71,606)	92,615	(20,970)	10	(50)	-	-
Business combination	-	-	65,470	606,620	-	(2)	23,006	695,093

As of December 31, 2012	207,424	2,356,563	1,507,967	4,855,413	5,454	17,764	661,372	9,611,958
Cost	224,969	2,888,854	1,899,068	6,124,821	11,322	26,300	661,372	11,836,706
Accumulated depreciation	(17,545)	(532,291)	(391,100)	(1,269,408)	(5,868)	(8,536)	-	(2,224,748)

Average depreciation rate	3.86%	2.83%	2.99%	4.15%	16.16%	6.50%

On February 4, 2012, with Resolution 474, ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. The new rates substitute those of the Electricity Sector Equity Control Manual – MCPSE and came into effect on January 1, 2012. This resulted in a reduction in the useful life of the generation assets, and in conformity with CPC 23, the Company changed the depreciation of property, plant and equipment prospectively as from that date, resulting in an incremental in depreciation expense in the period of R$ 37,508.

In the consolidated statements, the figure for construction in progress refers mainly to works in progress of the operating subsidiaries and/or those under development, in particular, the projects of CPFL Renováveis, which has construction in progress of R$ 585,297.

The assets acquired from the Atlântica Complex, Bons Ventos and SPE Lacenas, purchased in 2012 by the indirectly controlled entity CPFL Renováveis, are allocated to business combinations.

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries to finance the construction is capitalized during the construction phase. During 2012, R$ 32,527 was capitalized in the consolidated financial statements (R$ 6,861 in 2011). For further details of in course assets and  interest capitalization  see note 29.

As a result of reconciliation of the assets base for implementation of the Equity Control Manual, determined by ANEEL Resolution nº 367/2009, certain assets were reclassified, as shown under transfers and reclassification of cost and depreciation.

As a consequence of the procedure of reviewing and updating provisions, the indirect subsidiary CPFL Renováveis revised its estimates of social and environmental expenditure and, as a result, reversed the provision in the period of R$ 66,773, against property, plant and equipment, where it had originally been recorded.

In the consolidated statements, the depreciation is recognized in profit or loss, under “Depreciation and amortization” (Note 28).

At December 31, 2012, no assets of a significant amount had been pledged in guarantee, except as mentioned in Note 16.

Impairment testing: The Company checked in respect of all the reporting periods for indications of devaluation of its assets that might involve the need for impairment tests. The valuation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(14)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of January 01, 2011	6,115	2,041,944	3,335,775	694,139	397,984	108,917	6,584,874
Cost	6,152	3,741,285	8,336,914	694,139	407,286	162,877	13,348,653
Accumulated amortization	(37)	(1,699,341)	(5,001,139)	-	(9,302)	(53,960)	(6,763,779)

Additions	-	-	3,259	1,094,929	-	8,673	1,106,861
Amortization	-	(196,513)	(389,740)	-	(15,413)	(17,279)	(618,945)
Transfer - intangible assets	-	(27,164)	636,009	(621,500)	-	12,655	-
Transfer - financial asset	-	-	-	(381,027)	-	-	(381,027)
Transfer - other assets	-	-	(895)	(55,734)	-	(10,341)	(66,971)
Business combination	-	2,302,122	-	-	-	-	2,302,122
Other	-	-	-	-	-	526	526

As of December 31, 2011	6,115	4,120,388	3,584,408	730,807	382,570	103,150	8,927,439
Cost	6,152	6,016,243	8,975,287	730,807	407,286	174,390	16,310,165
Accumulated amortization	(37)	(1,895,854)	(5,390,879)	-	(24,716)	(71,239)	(7,382,725)

Additions	-	792,320	-	1,418,637	-	30,072	2,241,030
Amortization	-	(286,008)	(390,133)	-	(32,752)	(23,967)	(732,859)
Transfer - intangible assets	-	-	961,030	(961,030)	-	-	-
Transfer - financial asset	-	-	(294,785)	(555,101)	-	-	(849,886)
Transfer - other assets	-	-	(42,385)	-	-	(6,272)	(48,657)
Compensation SHP Rio do Peixe II (Note 38.3)	-	-	(1,706)	-	-	-	(1,706)

As of December 31, 2012	6,115	4,626,701	3,816,428	633,313	349,818	102,984	9,535,360
Cost	6,152	6,836,961	9,183,730	633,313	383,671	189,715	17,233,542
Accumulated amortization	(37)	(2,210,260)	(5,367,301)	-	(33,854)	(86,731)	(7,698,182)

At December 31, 2102, from the total intangible assets acquired through business combinations, R$ 792,321 relate to CPFL Renováveis, due to acquisition of indirect subsidiary Atlântica Complex, Bons Ventos and Lacenas (note 12)

On February 4, 2012, with Resolution 474, ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. As a result of the adjustment of the useful lives of the electric energy distribution  assets, amortization of the distributors’ intangible concession asset changed from January 1, 2012.  In addition to the effects mentioned in Note 10 with regard to transfer from intangible asset to financial asset, this resulted in an average increase in the useful life of these distribution assets.  Consequently, and in conformity with CPC 23 and IAS 8, the Company changed the amortization of the intangible asset prospectively as from that date, resulting in an estimated reduction in amortization expense in 2012 of R$ 59,313.

As a result of the implementation of the Electricity Sector Equity Control Manual – MCPSE, (Resolution no 367 of June 2, 2009), subsidiaries  CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and RGE carried out physical inventories which resulted in write-downs in the quarter of assets of R$ 44,203, recorded as Other Operating Expense. The write-offs relating to the portion of the respective financial assets are described in Note 10.

In the consolidated financial statements, the amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (Note 28).

In conformity with CPC 20 and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. In the consolidated financial statements, R$ 15,645 was capitalized for 2012 (R$ 32,281 in 2011) at a rate of 8.23% p.a. (9.95% p.a. in 2011).

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	Consolidated
	December 31, 2012			December 31, 2011	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2012	2011
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(138,556)	166,305	184,743	6.05%	6.33%
CPFL Piratininga	39,065	(16,979)	22,086	24,264	5.58%	5.99%
RGE	3,150	(1,022)	2,128	2,345	6.90%	6.81%
CPFL Geração	54,555	(23,761)	30,793	33,659	5.28%	5.63%
CPFL Santa Cruz	9	(5)	5	6	16.25%	21.17%
CPFL Leste Paulista	3,333	(1,660)	1,673	2,212	16.16%	20.30%
CPFL Sul Paulista	7,288	(3,620)	3,668	4,973	17.90%	18.98%
CPFL Jaguari	5,213	(2,643)	2,570	3,320	14.40%	22.68%
CPFL Mococa	9,110	(4,745)	4,365	6,031	18.29%	19.87%
CPFL Jaguari Geração	7,896	(1,722)	6,174	6,777	7.64%	8.17%
	434,480	(194,714)	239,766	268,331

Subsidiaries
ENERCAN	10,233	(3,665)	6,568	7,210	6.27%	6.90%
Barra Grande	3,081	(1,365)	1,715	1,884	5.49%	5.98%
Chapecoense	7,376	(760)	6,615	7,075	6.06%	4.08%
EPASA	499	(43)	456	479	4.76%	3.85%
CPFL Renováveis	3,139,299	(158,176)	2,981,123	2,299,807	3.10%	3.82%
Outros	14,478	(12,673)	1,805	2,527	4.99%	4.99%
	3,174,965	(176,683)	2,998,282	2,318,983

Subtotal	3,609,445	(371,397)	3,238,048	2,587,314

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(777,818)	342,449	361,908	1.74%	1.68%
CPFL Geração	426,450	(255,157)	171,292	188,367	4.00%	4.25%
Subtotal	1,546,716	(1,032,975)	513,741	550,274

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(536,189)	537,838	596,709	5.48%	5.75%
CPFL Piratininga	115,762	(50,313)	65,448	71,903	5.58%	5.99%
RGE	310,128	(107,890)	202,237	222,894	6.69%	6.58%
CPFL Santa Cruz	61,685	(43,187)	18,498	24,698	10.05%	13.10%
CPFL Leste Paulista	27,034	(16,506)	10,528	14,289	13.91%	15.59%
CPFL Sul Paulista	38,168	(23,153)	15,015	20,557	14.52%	15.16%
CPFL Mococa	15,124	(9,488)	5,636	7,838	14.56%	15.34%
CPFL Jaguari	23,600	(14,418)	9,182	12,354	13.44%	16.72%
CPFL Jaguari Geração	15,275	(4,745)	10,530	11,559	6.73%	7.20%
Subtotal	1,680,801	(805,889)	874,912	982,800

Total	6,836,961	(2,210,260)	4,626,701	4,120,388

The intangible asset acquired in business combinations associated to the right to operate the concessions comprises:

- Intangible asset acquired, not merged

  Relates basically to the intangible asset of acquisition of the shares held by non-controlling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and merged - Deductible

Intangible asset on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the intangible asset amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the noncontrolling shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 to the intangible acquisition asset. A reserve was therefore recorded to adjust the goodwill, set against the special equity reserves for goodwill on the merger of each subsidiary, so that the effect on the equity reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, a non-deductible intangible asset was recorded for tax purposes.

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

14.2 Impairment test

The Company checked in respect of all the reporting periods for evidence of devaluation of its assets that might involve the need for impairment tests. The valuation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions, the profitability of its operations and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and there is no impairment loss to be recognized.

(15)  SUPPLIERS

	Consolidated
	December 31, 2012	December 31, 2011
Current
System service charges	138,973	33,794
Energy purchased	877,439	730,790
Electricity network usage charges	171,651	150,013
Materials and services	417,830	247,085
Free energy	85,078	78,432
Other	30	30
Total	1,691,002	1,240,143

Non current
Materials and services	4,467	-

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	December 31, 2012				December 31, 2011
	Interest - current and non current	Principal		Total	Interest - current and non current	Principal		Total
		Current	Non current			Current	Non current
Measured at cost
Brazilian currency
BNDES - Power increases	16	3,601	1,217	4,834	34	3,690	4,802	8,526
BNDES - Investment	27,229	776,770	5,186,526	5,990,524	25,262	551,737	4,213,425	4,790,423
BNDES - Property income	65	2,036	7,476	9,578	49	2,039	5,042	7,130
BNDES - Working capital	143	36,928	-	37,071	687	111,129	36,928	148,743
Financial institutions	153,720	725,379	1,406,468	2,285,567	119,574	211,558	1,365,605	1,696,738
Other	784	11,616	23,638	36,039	782	13,154	28,327	42,263
Subtotal	181,957	1,556,329	6,625,326	8,363,612	146,388	893,307	5,654,129	6,693,824

Foreign currency
Financial institutions	452	2,170	44,423	47,045	444	3,107	42,769	46,320

Total at Cost	182,409	1,558,499	6,669,749	8,410,657	146,832	896,414	5,696,898	6,740,144

Measured at fair value
Foreign currency
Financial institutions	22,460	-	2,365,786	2,388,245	18,697	-	1,685,557	1,704,254

Total at fair value	22,460	-	2,365,786	2,388,245	18,697	-	1,685,557	1,704,254

Total	204,869	1,558,499	9,035,534	10,798,902	165,530	896,414	7,382,455	8,444,398

	Consolidated
Measured at amortized cost	December 31, 2012	December 31, 2011	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	4,834	8,526	TJLP + 3,1% to 4,3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista - FINEM III	26,885	53,807	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Paulista - FINEM IV	128,200	192,429	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	170,651	199,692	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	71,522	64,873	Fixed rate 5,5% to 8,0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	149,873	-	TJLP + 2,06% a 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	190,349	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	59,149	67,613	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	15,971	31,963	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Piratininga - FINEM III	53,434	80,207	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	55,166	-	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	29,591	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	91,622	109,734	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,125	35,611	Fixed rate 5,5% to 8%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	28,048	32,062	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINEM III	-	22,429	TJLP + 5%	60 monthly installments from January 2008	CPFL Energia guarantee and receivables
RGE - FINEM IV	81,606	122,492	TJLP + 3,28 to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
RGE - FINEM V	102,980	109,962	TJLP + 2,12 to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
RGE - FINEM V	23,385	23,308	Fixed rate 5,5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
RGE - FINEM VI	85,257	-	TJLP + 2,06 to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
RGE - FINEM VI	51,671	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
RGE - FINAME	14,074	16,089	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINAME	404	-	Fixed rate 10,0%	90 monthly installments from May 2012	Equipment fiduciary alienation
CPFL Santa Cruz - FINAME e CCB	5,527	8,007	TJLP + 2,00% to 2,90%	59 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Santa Cruz - FINEM I	18,374	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Santa Cruz - FINEM I	4,330	-	TJLP + 1,66% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista - CCB	4,090	5,497	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Leste Paulista - FINEM I	8,881	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Leste Paulista - FINEM I	1,685	-	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista - CCB	4,430	5,952	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista - FINEM I	11,071	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Sul Paulista - FINEM I	1,242	-	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari - CCB	2,639	3,732	TJLP + 2,9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Jaguari - CCB	2,138	-	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Jaguari - CCB	531	-	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	3,040	4,258	TJLP + 2,9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CPFL Mococa - CCB	2,750	-	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	683	-	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Serviços - FINAME	3,478	-	Fixed rate 2,5% to 10,0%	120 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CPFL Serviços - FINAME	101	-	TJLP + 4,2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
BAESA	88,800	104,649	TJLP + 3,125% to 4,125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	21,993	23,356	Basket of currencies + 3,125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	207,171	240,780	TJLP + 4%	144 monthly installments from April 2007	Letters of guarantee
ENERCAN	14,875	15,685	Basket of currencies + 4%	144 monthly installments from April 2007	Letters of guarantee
CERAN	458,569	508,179	TJLP + 3,69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	54,067	55,288	Basket of currencies + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
Foz do Chapecó	982,313	1,044,312	TJLP + 2,49% to 2,95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis - FINEM I	384,629	416,677	TJLP + 1,95%	168 monthly installments from october 2009 to July 2011	PCH Holding joint debtor letters of guarantee
CPFL Renovaveis - FINEM II	35,395	38,818	TJLP + 1,90%,	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM III	616,796	291,454	TJLP + 1,72% to 1,9%	156 to 192 monthly installments from January 2012 to May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM IV	-	5,374	TJLP + 3,5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renováveis - FINEM V	124,508	136,002	TJLP + 2,8% to 3,4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINEM VI	71,741	-	TJLP + 2,05%	173 a 192 monthly installments from october 2013 e April 2015	CPFL Renováveis pledge of shares, pledge of receivables
CPFL Renováveis - FINEM VII	213,404	-	TJLP - 1,92%	156 monthly installments from october 2010 a September 2023	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renovaveis - FINEM VIII	39,024	-	TJLP + 2,02%	192 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of Receivables
CPFL Renovaveis - FINEM IX	54,413	-	TJLP + 2,15%	120 monthly installments from May 2010	In process of negotiation
CPFL Renovaveis - FINEM X	1,428	-	TJLP + 0%	84 monthly installments from october 2010	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renovaveis - FINEM XI	149,558	127,727	TJLP + 1,72% to 1,9%	108 to 168 monthly installments from February 2012 to January 2013.	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME I	217,318	186,126	Fixed rate 5,5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
CPFL Renováveis - FINAME II	36,662	37,356	Fixed rate 4,5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME III	59,025	-	Fixed rate 2,5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
CPFL Renováveis - BNB	144,251	152,136	Fixed rate at 9,5% to 10% a.a.	168 monthly installments from January 2009	Fiduciary alienation
CPFL Renováveis - BNB	181,925	-	Fixed rate 10% a.a.	222 monthly installments from May 2010	CPFL Energia guarantee
CPFL Renováveis - NIB	82,488	-	IGPM + 8,63% a.a.	1 installment in July 2012	No guarantee
Epasa - FINEM	96,694	102,782	TJLP + 1,82%	152 monthly installments from January 2012	CPFL Energia guarantee
Epasa - BNB	109,263	109,137	Fixed rate 10%	132 monthly installments from January 2013	CPFL Energia guarantee, receivables, pledge of concession rights and liquidity fund in a reserve account
CPFL Brasil - FINEP	4,260	4,868	5% Pré-fixada	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	-	3,624	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Brasil - Purchase of assets	-	3,508	Fixed rate de 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	4,316	-	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	5,262	-	Fixed rate 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Working capital	2,290	29,784	TJLP + 5% (2)	24 monthly installments from February 2011	No guarantee
CPFL Piratininga - Working capital	20,766	48,492	TJLP + 5%	24 monthly installments from october 2011	Promissory note
CPFL Geração - Working capital	14,015	42,077	TJLP + 4,95%	24 monthly installments from July 2011	CPFL Energia guarantee
CPFL Geração - Working capital	-	28,389	TJLP + 4,95% (2)	23 monthly installments from February 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	16,984	26,589	IGP-M + 7,42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	104,612	105,435	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	182,385	224,124	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	174,749	160,528	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	16,774	20,613	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	22,573	20,671	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	172,665	266,046	98,50% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	62,992	59,438	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
HSBC	-	-	CDI + 1,10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	10,044	18,551	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,905	7,113	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	10,326	19,073	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,429	18,576	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	9,316	-	100% of CDI	14 semiannual installments from December 2012 e January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	6,215	11,479	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,950	9,948	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,099	2,029	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,955	6,298	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	19,416	-	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	5,210	9,623	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,471	3,114	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	6,320	-	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	8,248	-	CDI + 0,10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	624,326	628,632	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Foz do Chapecó
Banco Alfa	-	3,911	111,45% of CDI	1 installment in January 2012	No guarantee
CPFL Renováveis
Banco Safra	52,542	74,947	CDI+ 0,4%	Annual installments unitl 2014	No guarantee
HSBC	397,523	-	CDI + 0,5%	8 annual installments from June 2013	Shares alienation
Banco do Brasil - Nota promissória	331,538	-	108,5% of CDI	1 installment in January 2013	No guarantee

Other
Eletrobrás
CPFL Paulista	8,490	9,046	RGR + 6% to 6,5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	555	707	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	14,165	16,264	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,806	3,381	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	845	986	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,366	1,629	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	77	93	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	334	383	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	7,402	9,774
Subtotal Brazilian Currency - Cost	8,363,613	6,693,824

	Consolidated
Measured at amortized cost	December 31, 2012	December 31, 2011	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	4,834	8,526	TJLP + 3,1% to 4,3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and promissory note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista - FINEM III	26,885	53,807	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Paulista - FINEM IV	128,200	192,429	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	170,651	199,692	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	71,522	64,873	Fixed rate 5,5% to 8,0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	149,873	-	TJLP + 2,06% a 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM VI	190,349	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	59,149	67,613	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	15,971	31,963	TJLP + 3,3%	72 monthly installments from January 2008	CPFL Energia guarantee, receivables and promissory note
CPFL Piratininga - FINEM III	53,434	80,207	TJLP + 3,28% to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	55,166	-	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM V	29,591	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	91,622	109,734	TJLP + 2,12% to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,125	35,611	Fixed rate 5,5% to 8%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	28,048	32,062	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINEM III	-	22,429	TJLP + 5%	60 monthly installments from January 2008	CPFL Energia guarantee and receivables
RGE - FINEM IV	81,606	122,492	TJLP + 3,28 to 3,4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
RGE - FINEM V	102,980	109,962	TJLP + 2,12 to 3,3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
RGE - FINEM V	23,385	23,308	Fixed rate 5,5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
RGE - FINEM VI	85,257	-	TJLP + 2,06 to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
RGE - FINEM VI	51,671	-	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
RGE - FINAME	14,074	16,089	Fixed rate 4,5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINAME	404	-	Fixed rate 10,0%	90 monthly installments from May 2012	Equipment fiduciary alienation
CPFL Santa Cruz - FINAME e CCB	5,527	8,007	TJLP + 2,00% to 2,90%	59 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Santa Cruz - FINEM I	18,374	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Santa Cruz - FINEM I	4,330	-	TJLP + 1,66% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Leste Paulista - CCB	4,090	5,497	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Leste Paulista - FINEM I	8,881	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Leste Paulista - FINEM I	1,685	-	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Sul Paulista - CCB	4,430	5,952	TJLP + 2,9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista - FINEM I	11,071	-	TJLP + 1,66% to 3,06%	28 monthly installments from January 2013	CPFL Energia guarantee
CPFL Sul Paulista - FINEM I	1,242	-	TJLP + 2,06% to 3,06%	1 installment in April 2015	CPFL Energia guarantee
CPFL Jaguari - CCB	2,639	3,732	TJLP + 2,9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Jaguari - CCB	2,138	-	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Jaguari - CCB	531	-	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	3,040	4,258	TJLP + 2,9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CPFL Mococa - CCB	2,750	-	TJLP + 3,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa - CCB	683	-	Basket of currencies + 2,1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Serviços - FINAME	3,478	-	Fixed rate 2,5% to 10,0%	120 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CPFL Serviços - FINAME	101	-	TJLP + 4,2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
BAESA	88,800	104,649	TJLP + 3,125% to 4,125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	21,993	23,356	Basket of currencies + 3,125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	207,171	240,780	TJLP + 4%	144 monthly installments from April 2007	Letters of guarantee
ENERCAN	14,875	15,685	Basket of currencies + 4%	144 monthly installments from April 2007	Letters of guarantee
CERAN	458,569	508,179	TJLP + 3,69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	54,067	55,288	Basket of currencies + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
Foz do Chapecó	982,313	1,044,312	TJLP + 2,49% to 2,95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis - FINEM I	384,629	416,677	TJLP + 1,95%	168 monthly installments from october 2009 to July 2011	PCH Holding joint debtor letters of guarantee
CPFL Renovaveis - FINEM II	35,395	38,818	TJLP + 1,90%,	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM III	616,796	291,454	TJLP + 1,72% to 1,9%	156 to 192 monthly installments from January 2012 to May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM IV	-	5,374	TJLP + 3,5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renováveis - FINEM V	124,508	136,002	TJLP + 2,8% to 3,4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINEM VI	71,741	-	TJLP + 2,05%	173 a 192 monthly installments from october 2013 e April 2015	CPFL Renováveis pledge of shares, pledge of receivables
CPFL Renováveis - FINEM VII	213,404	-	TJLP - 1,92%	156 monthly installments from october 2010 a September 2023	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renovaveis - FINEM VIII	39,024	-	TJLP + 2,02%	192 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of Receivables
CPFL Renovaveis - FINEM IX	54,413	-	TJLP + 2,15%	120 monthly installments from May 2010	In process of negotiation
CPFL Renovaveis - FINEM X	1,428	-	TJLP + 0%	84 monthly installments from october 2010	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renovaveis - FINEM XI	149,558	127,727	TJLP + 1,72% to 1,9%	108 to 168 monthly installments from February 2012 to January 2013.	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME I	217,318	186,126	Fixed rate 5,5%	102 to 108 monthly installments from January 2012 to August 2020	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
CPFL Renováveis - FINAME II	36,662	37,356	Fixed rate 4,5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME III	59,025	-	Fixed rate 2,5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
CPFL Renováveis - BNB	144,251	152,136	Fixed rate at 9,5% to 10% a.a.	168 monthly installments from January 2009	Fiduciary alienation
CPFL Renováveis - BNB	181,925	-	Fixed rate 10% a.a.	222 monthly installments from May 2010	CPFL Energia guarantee
CPFL Renováveis - NIB	82,488	-	IGPM + 8,63% a.a.	1 installment in July 2012	No guarantee
Epasa - FINEM	96,694	102,782	TJLP + 1,82%	152 monthly installments from January 2012	CPFL Energia guarantee
Epasa - BNB	109,263	109,137	Fixed rate 10%	132 monthly installments from January 2013	CPFL Energia guarantee, receivables, pledge of concession rights and liquidity fund in a reserve account
CPFL Brasil - FINEP	4,260	4,868	5% Pré-fixada	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	-	3,624	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Brasil - Purchase of assets	-	3,508	Fixed rate de 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	4,316	-	TJLP + 1,72% to 2,84%	88 monthly installments from January 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	5,262	-	Fixed rate 4,5% to 8,7%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Working capital	2,290	29,784	TJLP + 5% (2)	24 monthly installments from February 2011	No guarantee
CPFL Piratininga - Working capital	20,766	48,492	TJLP + 5%	24 monthly installments from october 2011	Promissory note
CPFL Geração - Working capital	14,015	42,077	TJLP + 4,95%	24 monthly installments from July 2011	CPFL Energia guarantee
CPFL Geração - Working capital	-	28,389	TJLP + 4,95% (2)	23 monthly installments from February 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	16,984	26,589	IGP-M + 7,42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	104,612	105,435	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	182,385	224,124	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	174,749	160,528	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	16,774	20,613	98,5% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	22,573	20,671	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	172,665	266,046	98,50% of CDI	04 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	62,992	59,438	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
HSBC	-	-	CDI + 1,10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	10,044	18,551	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,905	7,113	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	10,326	19,073	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,429	18,576	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	9,316	-	100% of CDI	14 semiannual installments from December 2012 e January 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	6,215	11,479	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,950	9,948	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,099	2,029	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,955	6,298	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	19,416	-	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	5,210	9,623	98,5% of CDI	02 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,471	3,114	99% of CDI	02 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	6,320	-	100% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	8,248	-	CDI + 0,10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	624,326	628,632	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Foz do Chapecó
Banco Alfa	-	3,911	111,45% of CDI	1 installment in January 2012	No guarantee
CPFL Renováveis
Banco Safra	52,542	74,947	CDI+ 0,4%	Annual installments unitl 2014	No guarantee
HSBC	397,523	-	CDI + 0,5%	8 annual installments from June 2013	Shares alienation
Banco do Brasil - Nota promissória	331,538	-	108,5% of CDI	1 installment in January 2013	No guarantee

Other
Eletrobrás
CPFL Paulista	8,490	9,046	RGR + 6% to 6,5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	555	707	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	14,165	16,264	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,806	3,381	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	845	986	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,366	1,629	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	77	93	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	334	383	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	7,402	9,774
Subtotal Brazilian Currency - Cost	8,363,613	6,693,824

Foreign Currency
Financial institutions
CPFL Paulista
Debt Conversion Bond	-	1,119	US$ + Libor 6 months + 0,875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond (4)	3,310	5,064	US$ + 8% FIXED	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond (4)	17,879	16,403	US$ + Libor 6 months + 0,8125%	1 installment in April 2024	Revenue/Government SP guaranteed
PAR-Bond (4)	25,856	23,734	US$ + 6% FIXED	1 installment in April 2024	Revenue/Government SP guaranteed
Subtotal Foreign Currency - Cost	47,045	46,320

Total Measured at cost	8,410,657	6,740,144

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	215,534	195,602	US$ + 2,78% (3)	1 installment in June 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	106,746	95,259	US$ + 2,74% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	106,156	94,364	US$ + 2,55% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	317,501	282,012	US$ + 2,33% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	226,077	196,645	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Societe Generale	48,535	42,106	US$ + 3,55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	50,654	44,782	US$ + 2,37% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	52,444	-	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	107,877	95,086	US$ + Libor 6 months + 1,75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	107,952	95,165	US$ + Libor 6 months + 1,77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	63,855	56,862	US$ + 2,62% (3)	1 installment in July 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	212,169	188,538	US$ + 2,52% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Societe Generale	63,685	55,249	US$ + 3,55% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Scotiabank	68,498	-	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	17,233	15,190	US$ + Libor 6 months + 1,69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Sumitomo Mitsui	107,703	94,845	US$ + Libor 6 months + 1,75% (3) (****)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	134,641	118,524	US$ + Libor 6 months + 1,69% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	101,214	-	US$ + 2,64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	148,853	-	US$ + Libor 6 months + 1,45% (5)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz					CPFL Energia guarantee and promissory notes
J.P. Morgan	20,522	-	US$ + 2,38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	25,920	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,962	8,972	US$ + Libor 6 months + 1,52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	10,775	-	US$ + 2,38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	10,912	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,985	8,972	US$ + Libor 6 months + 1,52% (3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	13,510	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,162	8,233	US$ + Libor 6 months + 1,57% (3)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	11,432	-	US$ + 2,695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	8,737	7,849	US$ + Libor 6 months + 1,52%(3)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,388,245	1,704,254

Total - Consolidated	10,798,902	8,444,398

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176,2% of CDI	(3) 95,50% to 106,85% of CDI
(2) 106% to 106,5% of CDI	(5) 108% of CDI
(4) As certain assets are dollar indexed, a partial swap of R$ 12,823 was contracted, converting the currency variation to 95,78% of the CDI.

(*) Efective tax
CPFL Paulista and CPFL Piratininga - 98,5% CDI + 2,88%
RGE - 98,5% of CDI + 2,5%a.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98,5% CDI + 2,28%

(**) Effective tax:
CPFL Paulista - 99,0% of CDI + 2,38% and CPFL Piratininga - 99,0% of CDI + 2,38%
RGE - 99,0% of CDI + 2,38%.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99,0% CDI + 2,38%

(***) Effective tax
CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari - 100% CDI + 1,88%
CPFL Serviços - CDI + 0,10% + 1,88%
(****) Effective tax
CPFL Piratininga – 98,65% CDI +0,10

In conformity with CPCs 38 and 39 and IAS 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information.

At December 31, 2012, the total balance of the debt measured at fair value was R$ 2,388,245 (R$ 1,704,256 at December 31, 2011). Changes in the fair values of these debts are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 95,435 (R$ 7,359 at December 31, 2011) on marking the debts to market, less the effects of R$ 81,753 (loss of R$ 1,241 at December 31, 2011) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 34), results in a total net loss of R$ 13,682 (R$ 8,600 at December 31, 2011).

Main fund-raising in the year:

Brazilian currency

BNDES/BNB – Investment:

FINEM VI   (CPFL Paulista) – The subsidiary received approval for financing of R$ 790,000 in 2012,  part of a FINEM credit line, to be used in the investment plan in 2012/2013. The amount of R$ 340,000 was received in 2012 (R$ 339,168 net of contracting costs) and the outstanding balance of R$ 450,000 is scheduled for release by the end of the first quarter of 2014.

FINEM V (CPFL Piratininga) – The subsidiary received approval for financing of R$ 220,000 in 2012, part of a FINEM credit line, to be used in the company’s investment plan in 2012/2013. The subsidiary received the amount of R$ 84,500 in 2012 (R$ 84,242 net of contracting costs), and the outstanding balance of R$ 135,500 is scheduled for release by the end of the first quarter of 2014.

FINEM VI (RGE) – The subsidiary received approval for financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used in the company’s investment plan in 2012/2013. In 2012, the subsidiary received the amount of R$ 136,512 (R$ 136,218 net of contracting costs), and the outstanding balance is scheduled for release by the end of the first quarter of 2014.

FINEM I (CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista) – The subsidiaries received approval for financing of R$ 50,820 in 2012, part of a FINEM credit line, used in the company’s investment plan in 2011/2012. In 2012, the subsidiaries received the amount of R$ 45,451 (R$ 45,317 net of contracting costs) and the outstanding balance will be released by the end of the first quarter of 2013.

FINAME I and FINEM XI (CPFL Renováveis) - The subsidiary CPFL Brasil obtained approval for financing of R$ 398,547 from the BNDES in 2010, which will be used for the indirect subsidiaries CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. As a result of the corporate restructuring in 2011 (Note 12), these debts have been recorded in the indirect subsidiary CPFL Renováveis as from August 1, 2011. The outstanding balance of R$ 72,551 was released in 2012.

FINEM III - CPFL Renováveis - In 2010, the subsidiary CPFL Geração obteve obtained approval for financing from the BNDES of R$ 574,098 in 2010, which will be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI. As a result of the corporate restructuring in 2011 (Note 12), these debts have been recorded in the indirect subsidiary CPFL Renováveis as from August 1, 2011. The amount of R$ 289,507 was released in 2012 and the outstanding balance of R$ 1,240 is scheduled for release by April 2013.

FINEM VI - CPFL Renováveis (Salto Goes) - in 2012, the BNDES approved a financing agreement for a total amount of up to R$ 85,244 to be used in an SHP venture. The amount of R$ 69,982 was released in 2012. The outstanding balance of R$ 15,262  is scheduled for release by April 2013.

FINEM VII, FINEM X, BNB Banco do Nordeste do Brasil and NIB Nordic Investment Bank - CPFL Renováveis (Bons Ventos) - The indirect subsidiary Bons Ventos, acquired within the context of the business combination described in note 12, had these transactions, which were consolidated in the Company’s financial statements as from June 2012.

FINEM VIII and   FINAME III – CPFL Renováveis (Coopcana and Alvorada) - in 2012, the BNDES approved the contracting of financing of a total amount of up to R$ 209,000 to be used in the Bio Alvorada and Bio Coopcana thermoelectric power plant ventures. The amount of R$ 98,000 was released in 2012. The outstanding balance of R$ 111,000 is scheduled for release by November 2013.

FINEM IX - CPFL Renováveis (Lacenas) - The indirect subsidiary Lacenas, acquired in the context of the business combination described in Note 12, had this transaction with the BNDES and it was consolidated in the company’s financial statements from October 2012.

Financial institutions:

Banco IBM S/A (CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and CPFL Serviços) – These subsidiaries obtained approval from Banco IBM for financing of R$ 41,355 in 2012 to reinforce working capital. The total amount approved was released in 2012.

HSBC - CPFL Renováveis - In June 2012, a financing operation was conducted between the indirect subsidiary Turbina 15 and Banco HSBC, for the purposes of investment to acquire BVP by issuing redeemable preferred shares in CPFL Renováveis.  In this transaction, HSBC paid in R$ 400,000 in cash (R$ 395,805 net of costs).

Banco do Brasil – Promissory Notes (CPFL Renováveis) - in 2012, the indirect subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements with Banco do Brasil. The funds, in the form of promissory notes totaling R$320,000, are to be used in the construction of four wind farms and two biomass power plants. The whole amount was released on signing of the agreement and the financing was settled in January 2013.

Foreign currency

Financial institutions

Banco Citibank (RGE) – In April 2012, the subsidiary contracted foreign currency loans of R$ 128,590 to reinforce working capital.

Banco Scotiabank (CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa) – The subsidiaries obtained approval for foreign currency financing of R$ 172,500, to reinforce working capital, and the full amount was released in 2012.

Banco J.P. Morgan (RGE, CPFL Sul Paulista and CPFL Santa Cruz) – The subsidiaries obtained approval for financing of R$ 124,910, to reinforce working capital, and the full amount was released in 2012.

The maturities of the principal long-term balances of loans and financing are scheduled as follows

Maturity	Consolidated
2014	2,031,138
2015	1,504,564
2016	1,577,857
2017	756,670
2018	556,760
After 2018	2,513,113
Subtotal	8,940,101
Marking Market	95,433
Total	9,035,534

The main financial rates used for restatement of loans and financing and the breakdown of the indebtedness in local and foreign currency, taking into consideration the effects of translation of the derivative instruments, are shown below:

			Consolidated % of debt
	Accumulated
Index	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
IGP-M	7.81	5.10	0.92	0.31
UMBND	8.57	12.86	0.85	1.12
TJLP	5.75	6.00	42.62	52.87
CDI	8.40	11.59	43.56	40.51
Other			12.05	5.19
			100	100

RESTRICTIVE COVENANTS

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, , CPFL Leste Paulista and CPFL Sul Paulista to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without  complying with all the contractual obligations; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, calculated annually:

CPFL Paulista, CPFL Piratininga and RGE

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista (measured in the subsidiaries and in the Company)

•         Net indebtedness divided by EBITDA – maximum of 3.5;

CPFL Mococa e CPFL Jaguari

Have no financial covenants.

In 2012, the subsidiary CPFL Leste Paulista signed an agreement with the BNDES for financing of R$ 12,272.  The agreement includes restrictive clauses that require the subsidiary to maintain a maximum “Net Indebtedness divided by adjusted EBITDA” ratio of 3.5. At December 31, 2012 the subsidiary had not complied with this obligation, which could result in dividends being withheld until the financial ratios are re-established. Failure to comply with this non-monetary obligation does not involve the possibility of early maturity of this debt, neither does it result in early maturity of other debts with specific cross-default conditions.

CPFL Geração

The loans from the BNDES raised by the subsidiary CERAN and the jointly-owned subsidiaries ENERCAN, BAESA and Foz do Chapecó establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

There is also a restrictive clause in relation to the BNDES loan to the jointly-controlled entity EPASA (under the FINEM system), in respect of maintaining a debt coverage ratio at 1.1 and a minimum own capital ratio (equity divided by fixed assets) of 25.3%, determined annually. If this is not complied with, the distribution of dividends in excess of the minimum mandatory dividend is prohibited until the index is complied with. The guarantor (Company) is also required to maintain the following financial ratios:

  Net indebtedness divided by EBITDA – maximum of  3.5; and
  Total Indebtendess divided by Total Assets – maximum of 65%.

CPFL Renováveis

The main restrictive clauses for the loans from the BNDES under the FINEM I, FINEM VII, FINAME I and FINEM X, BNB and NIB (Bons Ventos) and FINEM VI (Salto Goes) systems are:

•         Debt coverage ratio of 1.2 during the amortization period;

•         Own capitalization ratio of 25% or more during the amortization period.

At December 31, 2012 the indirect subsidiary Santa Luzia Energética S.A. (subsidiary of CPFL Renováveis) had not complied with the debt coverage ratio (ICSD), which requires cash generation of 1.2 times the debt service amount for the period. The total amount of the debt, R$ 112,747, was classified in current liabilities. Early maturity of the debt due to non-compliance with the debt coverage ratio agreed was not declared at December 31, 2012 and on February 20, 2013, the subsidiary obtained a waiver from Banco do Brasil to determine the  debt coverage ratio for the year ended December 31, 2012, and for the year ending December 31, 2013 and the half-year ending June 30, 2014. Failure to comply with the covenant also did not result in early maturity of other debts with specific cross-default conditions.

Banco do Brasil – Working Capital

Addenda were made in 2012 to the agreements with Banco do Brasil – working capital of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Sul Paulista, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa and CPFL Leste Paulista, these financial covenants are now calculated half-yearly based on Company indicators. The new covenants are:

•         Net indebtedness divided by EBITDA  - maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

Foreign currency loans - Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC, Sumitomo and Scotiabank

The foreign currency loans from the Bank of America, BNP Paribás, J.P Morgan, Société Générale, Citibank, Morgan Stanley, HSBC, Sumitomo and Scotiabank banks are subject to certain restrictive conditions, and include clauses that require the subsidiaries that obtained the loans to maintain certain financial ratios within pre-established parameters.

Addenda were made in 2012 to the foreign currency agreements in order to bring the Financial Covenants into line with the other agreements in local currency.

The ratios required are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the subsidiaries takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (for both EBITDA and assets and liabilities).

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, unless at least one of the shareholders (Camargo Corrêa and Previ) remains directly or indirectly in the block of control by the Company.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each loan and financing agreement.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis and the subsidiary CPFL Leste Paulista, all the restrictive conditions and clauses are being adequately complied with at December 31, 2012.

(17)  INTEREST ON DEBENTURES AND DEBENTURES

		December 31, 2012				December 31, 2011
		Interest	Current	Non current	Total	Interest	Current	Non current	Total
Parent company
3rd Issue	Single series	7,082	150,000	150,000	307,082	16,403	150,000	300,000	466,403

CPFL Paulista
3rd Issue	Single series	-	-	-	-	3,846	213,333	213,333	430,513
5th Issue	Single series	2,931	-	482,726	485,657	4,704	-	482,363	487,067
6th Issue	Single series	26,304	-	657,800	684,105	-	-	-	-
		29,235	-	1,140,527	1,169,762	8,551	213,333	695,696	917,580

CPFL Piratininga
3rd Issue	Single series	4,645	-	259,391	264,036	7,310	-	259,129	266,439
5th Issue	Single series	969	-	159,537	160,506	1,555	-	159,405	160,960
6th Issue	Single series	4,384	-	109,474	113,858	-	-	-	-
		9,998	-	528,403	538,400	8,865	-	418,534	427,399

RGE
3rd Issue	1st series	184	33,333	-	33,517	609	33,333	33,333	67,275
	2nd series	3,383	46,667	-	50,050	7,950	46,667	46,667	101,284
	3rd series	767	13,333	-	14,100	1,848	13,333	13,333	28,514
	4th series	511	16,667	-	17,178	1,226	16,667	16,667	34,560
	5th series	511	16,667	-	17,178	1,226	16,667	16,667	34,560
5th Issue	Single series	424	-	69,766	70,190	680	-	69,699	70,379
6th Issue	Single series	19,928	-	498,306	518,234	-	-	-	-
		25,708	126,667	568,072	720,447	13,539	126,667	196,366	336,572

CPFL Santa Cruz
1st Issue	Single series	292	-	64,753	65,045	454	-	64,694	65,148

CPFL Brasil
2nd Issue	Single series	8,092	-	1,316,259	1,324,351	12,940	-	1,315,580	1,328,520

CPFL Geração
3rd Issue	Single series	4,716	-	263,402	268,118	7,423	-	263,137	270,560
4th Issue	Single series	4,169	-	677,908	682,077	6,666	-	677,527	684,193
		8,885	-	941,310	950,195	14,089	-	940,664	954,753

EPASA
3rd Issue	Single series	362	16,959	45,717	63,038	3,670	5,480	62,364	71,514

BAESA
1st Issue	1st series	153	3,139	8,664	11,956	299	3,150	11,812	15,261
	2nd series	126	2,595	7,106	9,827	245	2,584	9,691	12,520
		279	5,734	15,770	21,783	544	5,734	21,503	27,781

Enercan
1st Issue	1st series	148	3,616	43,393	47,158	281	3,616	47,009	50,906

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	1,774	33,483	481,051	516,308	4,214	26,355	486,241	516,810
1st Issue - Renováveis	Single series	3,760	-	426,921	430,681	-	-	-	-
1st Issue - PCH Holding 2	Single series	-	-	172,968	172,968	-	-	-	-
		5,534	33,483	1,080,940	1,119,957	4,214	26,355	486,241	516,810

	TOTAL	95,614	336,459	5,895,143	6,327,216	83,552	531,185	4,548,651	5,163,388

		Issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
Parent company
3rd Issue	Single series	45.000	CDI + 0,45% (1)	CDI + 0,53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	-	104,4% of CDI	104,4% CDI + 0,05%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	4.840	CDI + 1,3%	CDI + 1,4%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	660	CDI + 0,8%	CDI + 0,87%	3 annual installments from July 2017	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	107% CDI + 0,67%	1 single installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	1.600	CDI + 1,3%	CDI + 1,41	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0,8%	CDI + 0,91%.	03 annual installments from July 2017	CPFL Energia guarantee

RGE
3rd Issue	1st series	1	CDI + 0,6% (2)	CDI + 0,71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd series	1	CDI + 0,6% (3)	CDI + 0,71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd series	1	CDI + 0,6% (4)	CDI + 0,71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th series	1	CDI + 0,6% (5)	CDI + 0,84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th series	1	CDI + 0,6% (5)	CDI + 0,84%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	700	CDI + 1,3%	CDI + 1,43%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	500	CDI + 0,8%	CDI + 0,88%	3 annual installments from July 2017	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1,4%	CDI + 1,52%	2 annual installments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	13.200	CDI + 1,4%	CDI + 1,48%	2 annual installments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	107% of CDI + 0,67%	1 single installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6.800	CDI + 1,4%	CDI + 1,49%	2 annual installments from June 2017	CPFL Energia guarantee

EPASA
3rd Issue	Single series	130	113,5% of CDI	113,5% of CDI+ 0,189%	48 monthly installments from September 2012	CPFL Energia guarantee (70%)

BAESA
1st Issue	1st series	9,000	CDI + 1,3%	CDI + 0,43%	Quartely with settlement in August 2016	CPFL Energia guarantee
	2nd series	8,100	CDI + 1,3%	CDI + 0,12%	Annual with settlement in August 2016	CPFL Energia guarantee

Enercan
1st Issue	1st series	110	CDI + 1,25%	111,1% of CDI	Quartely with settlement in December 2025	Unsecured

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	528,649,076	TJLP + 1%	TJLP + 1% + 0,22%	39 consecutive semi-annual installments from 2009	Fiduciary
1st Issue - Renováveis	Single series	43,000	CDI + 1,7%	CDI + 1,7%	Principal to be paid annually from May 2015 and half-yearly interest paid from November 2012	Fiduciary alienation of BVP and PCH Holding dividends
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1,6%	CDI + 1,6%	9 installments paid annually from 2015 to 2023 and interest paid monthly from June 2015.	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104,4% of CDI			(3) 104,85% of CDI		(5) 104,87% of CDI
(2) 105,07% of CDI			(4) 104,9% of CDI

Interest

Interest on the debentures will be paid half yearly, except for the 1st series of the jointly-owned subsidiary BAESA, which will be paid quarterly and the 1st  issue of the indirectly-controlled entity PCH Holding 2, which will be paid monthly.

The maturities of the long-term balance of debentures are scheduled as follow:

Maturity	Consolidated
2014	207,058
2015	626,472
2016	813,927
2017	1,461,679
2018	1,530,762
After 2018	1,255,245
Total	5,895,143

Fundraising during the year

CPFL Renováveis

•         1th issuance – PCH Holding

In January 2012, the indirect subsidiary PCH Holding 2 S.A., subsidiary of CPFL Renováveis, issued debentures not convertible into shares, of R$ 158,193 (R$ 156,010 net of issue costs), maturing in 2023, to finance the acquisition of SHP Santa Luzia. The interest will be paid monthly from June 2015 and the principal will be paid in nine consecutive annual installments, starting in June 2015.

•         1st issuance – CPFL Renováveis

In May 2012, the subsidiary CPFL Renováveis issued debentures not convertible into shares, of R$ 430,000 (R$ 426,327 net of issue costs), maturing in 2022, to finance the acquisition of Bons Ventos. The interest will be paid semi-annually from November 2012 and the principal will be paid in nine consecutive annual installments, starting in May 2015.

CPFL Paulista, CPFL Piratininga e RGE

6th issuance

In July 2012, a single series of unsecured debentures, not convertible into shares, was issued and subscribed, totaling R$ 1,270,000 (R$ 1,265,301 net of issuance costs), as detailed below. The funds will be used to refinance debts maturing in 2012 and 2013 and to reinforce working capital. The debentures will be guaranteed by the Company.

Subsidiary	Quantity	Unit nominal value R$ thousand	Total issuance R$ thousand	Net of issuance costs R$ thousand
CPFL Paulista	660	1,000	660,000	657,661
CPFL Piratininga	110	1,000	110,000	109,441
RGE	500	1,000	500,000	498,199
Total			1,270,000	1,265,301

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia, CPFL Paulista (5th and 6th issues), CPFL Piratininga (3rd, 5th and 6th issues), RGE (5th and 6th issues), CPFL Geração (3rd and 4th issues), CPFL Brasil and CPFL Santa Cruz

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25;

BAESA

•            Total indebtedness – restricted to 75% of its total assets.

CPFL Renováveis

- 1st issue CPFL Renováveis:

•       Operating debt coverage ratio - minimum of 1.00;

•       Debt service coverage ratio - minimum of 1.05;

•       Net indebtedness divided by EBITDA – maximum of 7.5 in 2013, 6.0 in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017;

•       EBITDA divided by Net financial expense- minimum of 1.75

- Indirectly controlled entity SIIF: the debentures are subject to restrictive covenants in respect of creating encumbrances and additional indebtedness, distribution of dividends and changes to the corporate structure.

- Indirectly controlled entity PCH Holding 2 S.A: debentures are subject to restrictive covenants in respect of changes in the company’s structure or in the corporate structure of the indirectly controlled entity CPFL Renováveis. Furthermore, there are restrictive clauses in respect of maintaining the following financial ratios in the consolidated financial statements of CPFL Renováveis:

•       Consolidated leverage ratio of 80% or less;

•       Debt service coverage ratio with accumulated cash – minimum of 1.15.

The definition of EBITDA in the subsidiaries, for purposes of determination of covenants, mainly takes into consideration inclusion of the principal regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the respective subsidiaries (both for EBITDA and for assets and liabilities).

Certain debentures of subsidiaries and jointly-owned subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default), depending on each agreement.

In the opinion of the management of the Company and its subsidiaries and jointly-owned subsidiaries, these restrictive covenants and clauses are adequately complied with at December 31, 2012.

(18)  PRIVATE PENSION FUND

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1 – Characteristics

- CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

a)     Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

b)    Mixed model, as from November 1, 1997, which covers:

•    benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•    scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary CPFL Paulista in relation to the plan deficit calculated by the external actuaries of Fundação CESP.  The liability, to be settled in 260 installments (240 monthly and 20 annual installments) with maturities to October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV), is amortized on a monthly basis. Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The amount of the obligation at December 31, 2012 is R$ 570,939 (R$ 452,756 at December 31, 2011). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33 and IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the spin-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Welfare Office – “SPC”, approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments (240 monthly and 20 annual installments), amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026.  The balance of the obligation at December 31, 2012 is R$ 164,517 (R$ 126,669 at December 31, 2011). At the end of each year, after appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33 and IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments), plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, at December 31, 2012, is R$ 11,495  (R$ 8,972 at December 31, 2011 and R$ 9,571 at January 1, 2011). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33 and IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2 – Changes in the defined benefit plans

	December 31, 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Present value of actuarial liabilities	4,431,699	1,159,779	101,714	5,693,192	298,014	298,014
Fair value of plan's assets	(3,774,468)	(985,557)	(93,360)	(4,853,385)	(271,878)	(271,878)
Present value of liabilities, net	657,231	174,222	8,354	839,807	26,136	26,136
Adjustments due to deferments allowed
Unrecognized actuarial gains/(losses)	(362,491)	(114,168)	(2,934)	(479,593)	(36,339)	(36,339)
Net actuarial liabilities (assets) recognized on balance sheet	294,740	60,054	5,420	360,214	(10,203)	(10,203)

	December 31, 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Present value of actuarial liabilities	3,505,727	884,091	76,649	4,466,467	234,457	234,457
Fair value of plan's assets	(3,236,676)	(839,877)	(80,058)	(4,156,611)	(218,799)	(218,799)
Present value of liabilities, net	269,051	44,214	(3,409)	309,856	15,658	15,658
Adjustments due to deferments allowed
Unrecognized actuarial gains/(losses)	83,371	33,768	11,308	128,447	(19,074)	(19,074)
Net actuarial liabilities (assets) recognized on balance sheet	352,422	77,982	7,899	438,303	(3,416)	(3,416)

The changes in present value of the actuarial obligations and the fair values of the plan assets are as follows:

2012:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liability
Present value of actuarial liabilities at December 31, 2011	3,505,727	884,091	76,649	234,457	4,700,924
Gross current service cost	1,186	4,349	144	1,176	6,855
Interest on actuarial obligation	350,009	88,813	7,663	23,599	470,084
Participants' contributions transferred during the year	171	1,545	35	947	2,698
Actuarial loss	845,470	237,425	23,429	51,673	1,157,997
Benefits paid during the year	(270,864)	(56,444)	(6,206)	(13,838)	(347,352)
Present value of actuarial liabilities at December 31, 2012	4,431,699	1,159,779	101,714	298,014	5,991,206

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total asset
Current value of actuarial assets at December 31, 2011	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)
Expected return during the year	(361,169)	(96,434)	(8,978)	(26,429)	(493,010)
Participants' contributions transferred during the year	(171)	(1,545)	(35)	(947)	(2,698)
Sponsors' contributions	(47,708)	(14,655)	(1,041)	(5,132)	(68,536)
Actuarial gain	(399,608)	(89,490)	(9,454)	(34,409)	(532,961)
Benefits paid during the year	270,864	56,444	6,206	13,838	347,352
Current value of actuarial assets at December 31, 2012	(3,774,468)	(985,557)	(93,360)	(271,878)	(5,125,263)

2011:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total liability
Present value of actuarial liabilities at January 1, 2011	3,088,723	784,933	67,543	207,759	4,148,958
Gross current service cost	1,043	3,781	136	1,221	6,181
Interest on actuarial obligation	304,730	77,929	6,673	20,742	410,074
Participants' contributions transferred during the year	65	1,472	13	701	2,251
Actuarial loss	358,544	67,610	7,474	14,784	448,412
Benefits paid during the year	(247,378)	(51,634)	(5,190)	(10,750)	(314,952)
Present value of actuarial liabilities at December 31, 2011	3,505,727	884,091	76,649	234,457	4,700,924

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total asset
Current value of actuarial assets at January 1, 2011	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)
Expected return during the year	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Participants' contributions transferred during the year	(65)	(1,472)	(13)	(701)	(2,251)
Sponsors' contributions	(48,900)	(14,965)	(1,071)	(4,072)	(69,008)
Actuarial (gain) loss	(78,297)	8,046	(5,281)	43,184	(32,348)
Benefits paid during the year	247,378	51,634	5,190	10,750	314,952
Current value of actuarial assets at December 31, 2011	(3,236,676)	(839,877)	(80,058)	(218,799)	(4,375,410)

18.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset

Actuarial liabilities/(assets) on 2011	352,422	77,982	7,899	438,303	(3,416)	(3,416)
Income recognized in income statement	(9,974)	(3,272)	(1,439)	(14,685)	(1,655)	(1,655)
Sponsors' contributions transferred during the year	(47,708)	(14,655)	(1,041)	(63,404)	(5,132)	(5,132)
Actuarial liabilities /(assets) at the end of the year	294,740	60,055	5,419	360,214	(10,203)	(10,203)
Other contributions	14,593	387	79	15,060	-	-
Subtotal	309,333	60,443	5,498	375,274	(10,203)	(10,203)
Other contributions RGE	-	-	-	1,857
Actuarial liabilities /(assets) on 2012	309,333	60,443	5,498	377,131

Current				51,675
Non current				325,455		(10,203)

	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset

Actuarial liabilities /(assets) on 2010	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense (income) recognized in income statement	(68,301)	(18,627)	(2,482)	(89,410)	6,456	6,456
Sponsors' contributions transferred during the year	(48,900)	(14,965)	(1,071)	(64,936)	(4,072)	(4,072)
Actuarial liabilities /(assets) at the end of the year	352,422	77,982	7,899	438,303	(3,416)	(3,416)
Other contributions	14,090	318	77	14,485	-	-
Subtotal	366,512	78,300	7,976	452,788	(3,416)	(3,416)
Other contributions RGE	-	-	-	2,536
Actuarial liabilities /(assets) on 2011	366,512	78,300	7,976	455,324

Current				40,695
Non current				414,629		(3,416)

18.4 Recognition of income and expense of private pension fund:

The external actuary’s estimate of the expense and/or revenue to be recognized in 2013 (already taking into consideration amendments to CPC 33 (IAS 19) – (Note 2) and the revenue recognized in 2012 and 2011, is as follows:

	Estimated 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	1,627	6,897	185	654	9,363
Interest on actuarial obligations	376,851	99,249	8,650	25,510	510,260
Expected return on plan assets	(321,345)	(84,696)	(7,966)	(23,495)	(437,502)
Total expense	57,133	21,450	869	2,669	82,121

	Realized 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	1,186	4,348	144	1,176	6,854
Interest on actuarial obligations	350,009	88,812	7,663	23,598	470,082
Expected return on plan assets	(361,169)	(96,432)	(8,978)	(26,429)	(493,008)
Amortization of unrecognized actuarial gains	-	-	(268)	-	(268)
Total income	(9,974)	(3,272)	(1,439)	(1,655)	(16,340)

	Realized 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	1,044	3,781	136	1,221	6,182
Interest on actuarial obligations	304,732	77,929	6,673	20,742	410,076
Expected return on plan assets	(369,344)	(97,889)	(8,706)	(22,423)	(498,362)
Amortization of unrecognized actuarial gains	(4,733)	(2,448)	(585)	-	(7,766)
Recognition of the asset (limited to paragraph 58-b of CPC 33)	-	-	-	6,916	6,916
Total (income) expense	(68,301)	(18,627)	(2,482)	6,456	(82,953)

The principal assumptions taken into consideration in the actuarial calculations at the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Nominal discount rate for actuarial liabilities:	8,78% p.a.	10,35% p.a.	8,78% p.a.	10,35% p.a.
Nominal Return Rate on Assets:	8,78% p.a.	(*)	8,78% p.a.	10,24% p.a.
Estimated Rate of nominal salary increase:	6,69% p.a.	6,69% p.a.	6,69% p.a.	6,69% p.a.
Estimated Rate of nominal benefits increase:	0,0% p.a.	0,0% p.a.	0,0% p.a.	0,0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4,6% p.a.	4,6% p.a.	4,6% p.a.	4,6% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	MERCER TABLE	Mercer Disability	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11,51% p.a. and CPFL Piratininga 11,72% p.a.

18.5 Plan assets

The following tables show the allocation (by asset segment) of the assets of the CPFL group pension plans, at December 31, 2012 and 2011 managed by Fundação CESP and ELETROCEEE. It also shows the distribution of the collateral resources established as a target for 2013, in the light of the macroeconomic scenario in December 2012.

Assets managed by Fundação CESP:

	at December 31		Allocation target
	2012	2011	2013
Fixed income investments	72%	68%	72%
CPFL Energia shares	6%	6%	6%
Other shares	17%	21%	17%
Buildings	3%	3%	3%
Other	2%	2%	2%
Total	100%	100%	100%

Assets managed by ELETROCEEE:

	at December 31		Allocation target
	2012	2011	2013
Fixed income investments	63%	65%	61%
Variable income	23%	24%	20%
Structured investments	13%	9%	15%
Other	1%	2%	4%
Total	100%	100%	100%

The allocation target for 2013 was based on the recommendations for allocation of assets made at the end of 2012 by Fundação CESP, in its Investment Policy. This target may change at any time during 2013, in the light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. One of the main tools used by Fundação CESP to achieve its management objectives is ALM (Asset Liability Management – Joint Management of Assets and Liabilities), performed at least once a year, for a horizon of more than 10 years. ALM also assists in studying the liquidity of the pension plans, taking into consideration the benefit payment flow in relation to liquid assets. ELETROCEEE also uses ALM.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plan’s assets and the estimated profitability in the long term is based on this allocation and on the assumptions of the assets’ profitability.

Investment risk

Brazilian pension funds are subject to restrictions on investments in foreign assets. The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP, which is the index for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans).

Management of the Company’s benefit plans is monitored by the Investment and Pension Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company.  Among the duties of the Committee are the analysis and approval of investment recommendations made by the Fundação CESP investment managers.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's Investment Policy imposes additional restrictions (beyond those established by law) which define the percentage of diversification for investments in assets issued or underwritten by the same legal entity, internally.

(19)  REGULATORY CHARGES

	Consolidated
	December 31, 2012	December 31, 2011
Fee for the use of water resources	2,102	3,591
Global reverse fund - RGR	24,653	28,060
ANEEL inspection fee	2,555	2,495
Fuel consumption account - CCC	34,432	65,121
Energy development account - CDE	50,745	45,879
Total	114,488	145,146

(20)  TAXES AND CONTRIBUTIONS

	Consolidated
	December 31, 2012	December 31, 2011
Current
ICMS (State VAT)	171,672	300,518
PIS (Tax on revenue)	14,153	12,446
COFINS (Tax on revenue)	79,286	59,429
IRPJ (Corporate income tax)	104,627	71,531
CSLL (Social contribution tax)	37,769	18,589
Other	34,859	20,515
Total	442,365	483,028

Non current
COFINS (Tax on revenue)	-	165

(21)  RESERVE FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2012		December 31, 2011
	Reserve for tax, civil and labor risks	Escrow deposits	Reserve for tax, civil and labor risks	Escrow deposits
Labor
Various	68,505	152,765	43,850	191,221

Civil
General damages	15,049	115,272	13,114	95,429
Tariff increase	5,877	45,118	8,948	31,242
Other	6,203	448	6,423	448
	27,130	160,837	28,485	127,119
Tax
FINSOCIAL	18,968	54,074	18,930	53,964
Income tax	90,187	704,742	82,061	660,222
Interest on shareholders’ equity - PIS and COFINS	12,517	12,517	11,713	11,713
PIS and COFINS - Non-cumulative method	94,677	-	91,477	-
Other	47,033	81,212	44,580	68,370
	263,382	852,545	248,761	794,268

Various	27,062	18,408	17,027	16,008

Total	386,079	1,184,554	338,121	1,128,616

The change in the balances related to reserve for tax, civil and labor risks and escrow deposits are shown below:

	Consolidated
	As of December 31, 2011	Addition	Reversal	Payment	Monetary restatement	Business combination	As of December 31, 2012
Labor	43,850	67,695	(2,890)	(40,160)	11	-	68,505
Civil	28,485	26,625	(4,095)	(23,924)	38	-	27,130
Tax	248,761	9,261	(1,406)	-	6,766	-	263,382
Other	17,027	35	-	-	-	10,000	27,062
Reserve for tax, civil and labor risks	338,121	103,617	(8,391)	(64,084)	6,815	10,000	386,079
Escrow deposits	1,128,616	144,210	(15,606)	(125,048)	52,382	-	1,184,554

The reserve for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a)         Labor: The main labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims).

b)        Civil:

Bodily injury - mainly  refer to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)         Tax

FINSOCIAL - relates to legal challenges of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

Income Tax – The provision of R$ 70,291  (R$ 61,852 in 2011) recognized by the subsidiary CPFL Piratininga refers to the lawsuit in relation to the tax deductibility of CSLL in determination of corporate income tax - IRPJ.

PIS and COFINS - JCP - in 2009, the Company dropped its suit  disputing PIS and COFINS charged on Interest on shareholders’ equity  received, and paid the amounts in question, taking advantage of the benefits granted in Law n° 11,941/09 (REFIS IV), that is, an amnesty on the fine and legal charges and a reduction in interest. The Company is awaiting finalization of the legal procedures in order to offset the escrow deposits of the amounts.

PIS and COFINS – Non-cumulative method – refers to the tax disputes in relation to the non-cumulative levying of PIS and COFINS on certain sector charges.

Other - tax - Refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

d)    Possible losses - the Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2012, were as follows: (i) R$ 330,001 labor (R$ 340,833 in 2011) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 628,381 civil, are related mainly to bodily injury, environmental impacts and tariff increases (R$ 553,648 in 2011); and (iii) R$ 1,513,632 tax, related mainly to Income tax, ICMS (VAT), FINSOCIAL and PIS and COFINS (R$ 967,952 in 2011).

Based on the opinion of their legal advisers, Management of the Company and its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in a significant impact on future earnings.

Judicial deposits – income tax: of the total amount of R$ 704,742, R$ 617,051 (R$ 581,721 at December 31, 2011) refers to the dispute on the deductibility for federal tax purposes of expense recognized in 1997 in respect of the welfare deficit of the subsidiary CPFL Paulista's employees’ pension plan in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. As a result of this measure, the subsidiary was assessed by the tax inspectors and, as a condition for continuing the discussions in two cases, court decisions required deposits in guarantee. The deductibility resulted in other assessments and in order to be able to continue the discussions, the subsidiary offered collateral in the form of bank guarantees amounting to R$ 257,237. Based on the updated position of the legal counsel in charge of the case and Management’s opinion the risk of loss continues to be classified as remote.

(22)  PUBLIC UTILITIES

	Consolidated
Companies	December 31, 2012	December 31, 2011	Number of remaining installments	Interest rates
CERAN	79,813	75,472	279	IGP-M + 9.6%p.a.
ENERCAN	12,817	10,782	269	IGP-M + 8%p.a.
BAESA	60,392	57,734	281	IGP-M + 8%p.a.
Foz do Chapecó	338,556	325,676	287	IGP-M/IPC-A + 5.3%p.a.
TOTAL	491,579	469,664

Current	30,422	28,738
Non current	461,157	440,926

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Non current
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Consumers and concessionaires	60,243	66,284	-	-
Energy efficiency program - PEE	168,520	122,601	11,772	4,369
Research & development - P&D	137,455	139,247	30,458	22,370
National scientific and technological development fund - FNDCT	5,102	4,014	-	-
Energy research company - EPE	2,550	1,648	-	-
Fund for reversal	-	-	17,750	17,750
Advances	28,071	74,292	20	2,812
Provision for environmental expenditure	5,307	35,617	53,859	80,272
Payroll	13,034	14,609	-	-
Profit sharing	49,396	42,058	7,846	5,366
Collections agreement (note 11)	76,371	70,096	-	-
Guarantees	-	-	25,014	26,605
Business acquisitions	11,369	174,136	-	-
Other	73,624	68,735	2,381	14,866
Total	631,043	813,338	149,099	174,411

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments to billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.

Research and Development and Energy Efficiency Programs:  The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of Net Operating Revenue), but not yet invested in the Research and Development and Energy Efficiency Programs.  These amounts are subject to monthly restatement at the SELIC rate, to realization.

Provision for environmental expense: in noncurrent, the amount of R$ 46,215 refers to provisions recorded by the indirect subsidiary CPFL Renováveis in relation to socio-environmental licenses and as a result of events that have already occurred. Such costs are provisioned against fixed assets while the projects are under construction, and recognized directly in profit or loss after start-up.

Profit-sharing: Mainly comprised by:

(i)   in conformity with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance;

(ii)  Long-Term Incentive Program: In July 2012, the Company’s Board of Directors approved the Long-Term Incentive Program for Executives, consisting of a plan to grant Phantom Stock Options and awards in funds, in accordance with the appreciation of the Company’s shares in relation to an amount calculated annually.

The plan will run from 2012 to 2018 and certain Company executives who are exercising their duties on the grant date will be eligible. The grant is annual and the vesting period for conversion into premiums will be from the second, third or fourth year after the grant date, with an option for 1/3 of the shares per year or carrying the balance over to the following year.

The fair value of the instruments granted was calculated by the discounted cash flow method based on the budget predictions approved by Management, including the planned distribution of dividends, resulting in R$ 24.16 per share.

The conversion amount (fair value) will be based on the weighted average of the Company’s quoted shares (CPFE3) on the BMF&BOVESPA in the last 45 trading sessions as from the last business day of December of the year prior to the conversion. They may only be converted into awards in kind after a target of a minimum of 80% appreciation of the target set has been reached, up to a ceiling of 150%.

A liability of R$ 3,054 was recognized under Profit Sharing in 2012 for the fair value of the shares, set against personnel expense. This amount corresponds to 297,667 phantom stocks granted in 2012, of which 1/3 (99,222 shares) can be converted into awards from the second year after the granting date (fiscal year of 2014), provided the share appreciation  target has been reached.

Business acquisitions: Relates to the amount recognized by the indirect subsidiary CPFL Renováveis for business acquisitions.

(24)  SHAREHOLDER’S EQUITY

The shareholders’ participations in the Company’s equity as of December 31, 2012 and 2011 are shown below:

	Number of shares
	December 31, 2012		December 31, 2011
Shareholders	Common Shares	Interest %	Common Shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	298,467,458	31.02
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	1.03	-	-
VBC Energia S.A.	9,897,860	1.03	245,897,454	25.55
Camargo Correa S.A.	12,642,390	1.31	837,860	0.09
ESC Energia S.A.	224,195,070	23.30	-	-
Bonaire Participações S.A.	6,308,790	0.66	18,670,990	1.94
Energia São Paulo FIP	115,118,250	11.96	102,756,048	10.68
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Board of Directors	-	-	212	0.00
Executive officers	47,610	0.00	49,980	0.01
Other	164,001,548	17.04	163,998,978	17.04
Total	962,274,260	100.00	962,274,260	100.00

24.1 - Capital Reserve

The amount of R$ 228,306 refers to the entry resulting from the CPFL Renováveis business combination.

24.2 – Revenue Reserve

Is comprised of:

(a)   Reserve of retained earnings for investment: The Company records restatement of the financial asset in profit or loss for the year. Since this income will only materialize at the time of compensation (at the end of the concession), the Company is proposing to retain it as a reserve for investments;

(b)   Statutory reserve, amounting to R$ 556,481.

24.3 – Accumulate comprehensive income – deemed cost

Relates to recognition of the added value of the deemed cost to the property, plant and equipment of the generators.

24.4 – Change in the participation of the controlling shareholders

In 2012, the Company’s controlling shareholders made certain corporate transactions that resulted in the transfer, to their respective subsidiaries and parent companies, of some of the shares issued by the Company:

•       Bonaire Participações S.A. (“Bonaire”)

The corporate restructuring of the shareholder Bonaire, whereby 12,362,202 of the Company’s shares were transferred to its shareholder Energia São Paulo Fundo de Investimento em Ações (“Energia São Paulo FIA”), was finalized in the first quarter of 2012. Consequently, the final number of the Company’s shares held by the shareholders Bonaire and Energia São Paulo FIA was 6,308,790 and 115,118,250, respectively.

•       VBC Energia S.A. (“VBC”)

The shareholder VBC underwent corporate restructuring in the fourth quarter of 2012, resulting in the transfer of 224,195,070 of the Company’s shares to its subsidiary ESC Energia S.A. (“ESC”) and 11,804,530 Company shares to Camargo Corrêa S.A. (“CCSA”). Consequently, the final number of the Company’s shares held by the shareholders VBC, ESC and CCSA was 9,897,860, 224,195,070 and 12,642,390, respectively.

•       BB Carteira Livre I FIA (“BB CL I”)

The shareholder BB CL I underwent corporate restructuring in the fourth quarter of 2012, resulting in the transfer of 9,897,860 of the Company’s shares to its parent company, Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”). Consequently, the final number of the Company’s shares held by the shareholders BB CL I and Previ was 288,569,602 e 9,897,860, respectively.

24.5 - Dividends

The Annual and Extraordinary General Meeting (AGM/EGM) held on April 12, 2012 approved the allocation of net income for the year for 2011 and declared dividends of R$ 1,506,179, of which R$ 747,709 relate to the interim dividend declared in June 2011, plus an additional dividend of R$ 758,470.

On August 6, 2012, in accordance with the by-laws and based on the income for the first half-year of 2012, the Board of Directors approved the declaration of an interim dividend of R$ 640,239, attributing the amount of R$ 0.665339515 to each share.

The Company paid R$ 1,393,507 in 2012 in respect of the dividends declared at December 31, 2011 and June 30, 2012.

24.6 - Allocation of Net Income for the Year

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Management is proposing distribution of the balance of the net income, by declaration of R$ 455,906 in the form of dividends, corresponding to R$ 0,473778718 per share, as shown below:

Net income - Individual	1,225,924
Prior year profit or loss (note 29)	227,118
Realization of comprehensive income	27,378
Dividends prescribed	3,921
Reserve of retained earnings for investment	(326,900)
Net basis for allocation	1,157,440
Provision of statutory reserve	(61,296)
Interim dividends	(640,239)
Proposed additional dividend	455,906

(25)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share at December 31, 2012 and 2011 was based on the net profit attributable to controlling shareholders and the average weighted number of common shares outstanding during the presented periods. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	2012	2011 (1)
Net income per share - basic

Numerator
Net income attributable to controlling shareholders	1,225,924	1,572,292

Denominator
Weighted average of shares held by the shareholders	962,274,260	962,274,260

Net income per share - basic	1.27	1.63

Net income per share - diluted

Numerator
Net income attributable to controlling shareholders	1,225,924	1,572,292
Dilutive effect of convertible debentures of the subsidiary CPFL Renováveis (*)	(17,537)	-
Net income attributable to controlling shareholders	1,208,386	1,572,292

Denominator
Weighted average of shares held by the shareholders	962,274,260	962,274,260

Net income per share - diluted	1.26	1.63

(*) Proportional to the Company's percentage interest of 63% in the subsidiary.

(1) Includes the effects describer in note 2.9.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiaries at the beginning of the year.

In the second quarter of 2011, the Company’s common shares were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A. This transaction did not involve any changes in financial resources and accordingly was considered in calculation of the weighted average number of shares as if it had occurred on January 1, 2011, in accordance with CPC 41 Earnings per share.

The shares resulting from the operation were attributed and registered to the share owners on July 4, 2011, and the share fractions of the shareholders who opted not to adjust their positions were identified, separated and grouped in whole numbers and sold at auction on the BM&FBovespa.

(26)  NET OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		In GWh		R$ thousand
Revenue from eletric energy operations	2012	2011	2012	2011(*)	2012	2011
Consumer class
Residential	6,312,737	6,086,847	14,567	13,626	6,631,596	5,978,836
Industrial	59,057	59,485	14,536	14,718	4,086,080	4,128,340
Commercial	494,556	500,131	8,714	8,140	3,389,159	3,086,196
Rural	243,283	242,554	2,093	1,991	492,633	452,467
Public administration	48,467	46,771	1,220	1,154	451,241	420,474
Public lighting	9,166	8,616	1,525	1,495	345,058	328,882
Public services	7,729	7,413	1,864	1,823	543,216	511,560
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(24,643)	-
Billed	7,174,995	6,951,817	44,519	42,946	15,914,341	14,906,755
Own comsuption			33	33	-	-
Unbilled (Net)			-	-	136,905	(40,671)
Emergency charges - ECE/EAEE			-	-	1	18
Reclassification to network usage charge - TUSD - captive consumers			-	-	(7,558,153)	(7,213,990)
Electricity sales to final consumers			44,552	42,979	8,493,094	7,652,112

Furnas Centrais Elétricas S.A.			3,034	3,026	411,798	386,776
Other concessionaires and licensees			9,505	6,832	1,618,658	820,652
Current electric energy			2,675	4,279	233,056	90,419
Electricity sales to wholesaler´s			15,319	14,137	2,263,513	1,297,846

Revenue due to network usage charge - TUSD - captive consumers					7,558,153	7,213,990
Revenue due to network usage charge - TUSD - free consumers					1,412,275	1,321,111
(-) Adjustment of revenue surplus and excess responsive					(7,489)	-
Revenue from construction of concession infrastructure					1,351,550	1,129,826
Other revenue and income					351,178	251,097
Other operating revenues					10,665,668	9,916,025
Total gross revenues					21,422,274	18,865,982
Deductions from operating revenues
ICMS					(3,178,771)	(2,967,625)
PIS					(297,796)	(282,915)
COFINS					(1,369,388)	(1,303,411)
ISS					(4,926)	(5,031)
Global reversal reserve - RGR					(101,136)	(72,027)
Fuel consumption account - CCC					(597,925)	(737,017)
Energy development account - CDE					(584,035)	(524,844)
Research and development and energy efficiency programs					(155,169)	(143,916)
PROINFA					(77,886)	(65,125)
Emergency charges - ECE/EAEE					(1)	(19)
IPI					(94)	(24)
					(6,367,127)	(6,101,954)

Net revenue					15,055,147	12,764,028
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order nº 4.722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Supply of Electric Energy”, Commercialization activities, to “Other Operating Income”, Distribution activities, with the title “Income from the tariff for the use of the distribution system – TUSD captive consumer”.

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that income received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and will be amortized from the next tariff review.

In accordance with ANEEL Order nº 4.991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa adjusted income from adjustment of excess and surplus revenue of reactive, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” against the item reducer of intangible assets (“Special Obligations”). The amount of R$ 32,132 recognized was calculated from the date that should have occurred, up to the date scheduled for the subsidiary’s tariff review, to December 31, 2012.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended.  The suspensive effect applied  for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income, and at December 31, 2012, these amounts are still recorded under Special Obligations, according to CPC 25 and IAS 37.

		2012		2011
Company	Month	Annual tariff review - RTA	Consumer's perception (*)	Annual tariff review - RTA	Consumer's perception (*)
CPFL Paulista	April	3.71%	2.89%	7.38%	7.23%
CPFL Piratininga	October	8.79%	5.50%	(**)	(**)
RGE	June	11.51%	3.38%	17.21%	6.74%
CPFL Santa Cruz	February	(***)	(***)	23.61%	15.38%
CPFL Leste Paulista	February	(***)	(***)	7.76%	16.44%
CPFL Jaguari	February	(***)	(***)	5.47%	6.62%
CPFL Sul Paulista	February	(***)	(***)	8.02%	7.11%
CPFL Mococa	February	(***)	(***)	9.50%	9.77%

The details of the tariff adjustments for the distributors are as follows:

(*)    Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (information not examined by the independent auditors)

(**)   On July 12, 2012, ANEEL opened the Public Hearing nº 54/2012 to obtain information for the 2011 Periodic Tariff Review - RTP of the subsidiary CPFL Piratininga and proposed a total tariff repositioning of  -5.04%, of which -3.40% relates to the economic repositioning and -1.64% to the financial components. After analysis of the contributions from the agents, ANEEL formulated the final proposal, approved at the Board of Directors’ Meeting on October 2, 2012, with a total repositioning of -5.43%, of which -4.45% relates to the economic repositioning and -0.98% to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment.

On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA, of the subsidiary CPFL Piratininga. Tariffs were increased by 8.79%, on average, of which 7.71% relates to the economic increase and 1.08% to the financial components. The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%. With the ratification of the 2011 RTP and 2012 RTA, the average effect to be perceived by consumers is 5.50% in relation to the tariffs ratified by the 2010 Annual Tariff Adjustment. The new tariffs are effective from October 23, 2012 to October 22, 2013.

(***) On January 31, 2012, with Authorization Resolutions 1,253, 1,254, 1,255, 1,256 and 1,258,  ANEEL extended the effective term of the supply tariffs and TUSD of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, respectively, until the final processing of the tariff review.

The Periodic Tariff Review - RTP of February 2012 was only ratified in January 2013, but without immediate application of the tariffs, as the Extraordinary Tariff Review – RTE of January 2013 encompassed the effects of the 2012 RTP. The difference in revenue will be offset in the annual Tariff Review – RTA of Feburary 2013 by means of a financial component.

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity purchased for resale	2012	2011(*)	2012	2011
Itaipu Binacional	10,781	10,855	1,131,744	973,487
Current electric energy	8,656	5,002	353,243	142,450
PROINFA	1,070	1,032	215,400	169,144
Energy purchased of bilateral contracts and through action in the regulated market	39,745	33,964	5,068,460	4,117,550
Credit of PIS and COFINS	-	-	(617,229)	(495,495)
Subtotal	60,252	50,853	6,151,617	4,907,136

Electricity network usage charge
Basic network charges			1,161,841	1,019,116
Transmission from Itaipu			96,454	90,140
Connection charges			80,030	71,601
Charges of use of the distribution system			53,959	42,052
System service charges - ESS			252,708	187,056
Reserve energy charges - EER			85,148	34,547
Credit of PIS and COFINS			(155,779)	(130,679)
Subtotal			1,574,362	1,313,834

Total			7,725,980	6,220,970
(*) Information not reviewed by the independent auditors

(28)  OPERATING COSTS AND EXPENSES

	Parent company
	Operating expenses				Total
	General		Other
	2012	2011	2012	2011	2012	2011
Personnel	17,204	7,389	-	-	17,204	7,389
Materials	10	56	-	-	10	56
Outside services	6,808	17,971	-	-	6,808	17,971
Depreciation and amortization	65	170	-	-	65	170
Other:	5,463	5,204	36	145,189	5,499	150,394
Leases and rentals	121	103	-	-	121	103
Publicity and advertising	3,912	2,660	-	-	3,912	2,660
Legal, judicial and indemnities	713	750	-	-	713	750
Donations, contributions and subsidies	521	1,203	-	-	521	1,203
Intangible of concession amortization	-	-	-	145,189	-	145,189
Other	195	489	36	-	231	489
Total	29,549	30,791	36	145,189	29,585	175,980

	Consolidated
			Services rendered to third parties		Operating expenses						Total
	Operating costs				Sales		General		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Personnel	422,381	413,587	30	(2)	104,343	99,988	180,328	190,423	-	-	707,082	703,997
Employee pension plans	(16,340)	(82,953)	-	-	-	-	-	-	-	-	(16,340)	(82,953)
Materials	203,735	62,213	1,757	4,741	2,965	4,799	9,261	23,056	-	-	217,718	94,807
Outside services	182,061	167,170	2,356	4,069	107,603	107,748	262,635	252,033	-	-	554,655	531,020
Depreciation and amortization	766,263	534,763	-	-	33,046	34,139	41,786	46,867	-	-	841,095	615,769
Costs related to infrastructure construction	-	-	1,351,550	1,129,826	-	-	-	-	-	-	1,351,550	1,129,826
Other	62,212	63,190	(18)	(7)	220,388	117,678	238,814	102,792	380,899	216,392	902,296	500,045
Collection charges	-	-	-	-	49,053	39,499	-	-	-	-	49,053	39,499
Allowance for doubtful accounts	-	-	-	-	163,903	70,673	-	-	-	-	163,903	70,673
Leases and rentals	28,709	15,878	-	-	88	147	9,492	9,597	-	-	38,290	25,623
Publicity and advertising	106	13	-	-	26	26	22,604	10,926	-	-	22,736	10,965
Legal, judicial and indemnities	50	39	-	-	-	-	187,578	59,167	-	-	187,628	59,206
Donations, contributions and subsidies	1,229	105	-	-	5,914	5,801	2,402	4,865	-	-	9,546	10,772
Financial compensation for using water resources	18,263	23,782	-	-	-	-	-	-	-	-	18,263	23,782
Inspection fee	-	-	-	-	-	-	-	-	32,592	28,974	32,592	28,974
Loss on disposal and decommissioning and other losses on noncurrent assets	6,276	-	-	-	-	-	-	-	48,303	1,968	54,579	1,968
Intangible concession asset amortization	-	-	-	-	-	-	-	-	286,008	185,434	286,008	185,434
Other	7,579	23,372	(18)	(7)	1,403	1,532	16,738	18,237	13,997	16	39,699	43,150
Total	1,620,312	1,157,970	1,355,675	1,138,626	468,345	364,352	732,823	615,171	380,899	216,392	4,558,055	3,492,512

(29)  FINANCIAL INCOME AND EXPENSES

	Parent company		Consolidated
	2012	2011	2012	2011 (1)
Financial Income
Income from financial investments	26,731	49,497	211,338	356,413
Arrears of interest and fines	20	-	167,349	159,277
Restatement of tax credits	2,530	2,576	9,944	8,649
Restatement of escrow deposits	807	1,047	52,382	64,516
Monetary and exchange restatement	-	-	49,437	57,139
Adjustment to anticipated cash flow (note 10)	-	-	159,195	63,212
Discount on purchase of ICMS credit	-	-	18,917	14,588
PIS and COFINS on interest on capital	(19,093)	(18,789)	(19,218)	(18,926)
Other	4,307	23,452	70,989	56,532
Total	15,301	57,783	720,332	761,400

Financial Expense
Debt charges	(36,361)	(53,567)	(1,220,199)	(1,102,329)
Monetary and exchange variations	2	(600)	(125,764)	(150,820)
(-) Capitalized borrowing costs	-	-	48,172	39,143
Public utilities	-	-	(58,480)	(57,319)
Other	(1,026)	(3,031)	(131,694)	(115,453)
Total	(37,385)	(57,198)	(1,487,964)	(1,386,778)

Net financial income	(22,084)	585	(767,632)	(625,378)

(1) Includes the effects described in note 2.9

Interest was capitalized at an average rate of 8.23% p.a. in 2012 (9.95% p.a. in 2011) on qualifying  assets, in accordance with CPC 20 and IAS 23.

(30)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, generation (conventional and renewable sources), commercialization and services rendered.

Since January 1, 2012, Management has analyzed the services segment separately and the 2011 information is therefore presented for purposes of comparison.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation (convetional sources)	Generation (renewable sources)	Commercialization	Services	Other (*)	Elimination	Total
2012
Net revenue	12,391,730	722,818	608,223	1,284,069	46,855	1,452	-	15,055,147
(-) Intersegment revenues	22,138	890,104	210,260	602,332	124,968	-	(1,849,802)	-
Net operating revenue	1,421,718	880,997	215,139	255,193	26,276	(28,210)	-	2,771,113
Financial income	558,130	46,178	56,461	39,389	4,777	15,397	-	720,332
Financial expense	(632,278)	(432,179)	(254,333)	(140,506)	8,475	(37,143)	-	(1,487,964)
Income before taxes	1,347,570	494,996	17,268	154,076	39,528	(49,957)	-	2,003,481
Income tax and social contribution	(469,081)	(148,567)	(9,256)	(52,000)	(12,856)	(54,987)	-	(746,747)
Net income	878,489	346,430	8,011	102,075	26,672	(104,944)	-	1,256,734
Total assets (**)	14,739,978	6,517,342	8,786,521	466,645	186,303	378,897	-	31,075,687
Capital expenditures and other intangible assets	1,402,994	20,446	1,021,970	2,870	18,865	508		2,467,653
Depreciation and amortization	(544,192)	(286,594)	(289,372)	(3,177)	(3,693)	(74)	-	(1,127,103)

2011 (1)
Net revenue	11,048,924	609,755	96,378	946,499	61,281	1,191	-	12,764,028
(-) Intersegment revenues	16,831	839,029	75,513	623,556	74,572	-	(1,629,501)	-
Net operating revenue	1,922,194	847,073	47,256	246,039	17,938	(29,953)	-	3,050,547
Financial income	492,584	80,617	56,924	69,768	6,134	55,373	-	761,400
Financial expense	(669,818)	(519,758)	(34,676)	(99,574)	(4,784)	(58,167)	-	(1,386,778)
Income before taxes	1,744,960	407,932	69,504	216,232	19,289	(32,747)	-	2,425,170
Income tax and social contribution	(592,528)	(112,592)	2,008	(68,430)	(7,258)	(22,096)	-	(800,896)
Net Income	1,152,432	295,339	71,513	147,802	12,031	(54,843)	-	1,624,273
Total assets (**)	12,850,341	5,402,188	7,779,336	426,858	88,568	865,766	-	27,413,057
Capital expenditures and other intangible assets	1,065,104	334,989	487,564	14,854	2,073	189		1,904,773
Depreciation and amortization	(498,225)	(260,614)	(36,446)	(4,093)	(1,649)	(177)	-	(801,203)

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(1) Includes the effects described in note 2.9.

(31)  TRANSACION WITH RELATED PARTIES

The Company’s controlling shareholders are as follows:

•   VBC Energia S.A., ESC Energia S.A. and Camargo Correa S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

•   Previ - Caixa de Previdência dos Funcionários do Banco do Brasil

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in Note 5. The Company and of its subsidiaries also has an Exclusive Investment Fund, managed, among others, by BB DTVM.

b)        Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with Notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as income in the statement of operations over the term of the contract. JBS S.A. transactions refer to ICMS (VAT) credit acquisition.

d)         Intangible assets, Property, plant and equipment, Materials and Service Provision – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy

e)         Energy sales to the free market– refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being similar market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)          Energy purchased in the free market - refers basically to energy purchased by the commercialization and generation subsidiaries through short or long-term agreements in accordance with policies established in advance by Company management.

g)         Other revenue – refers basically to revenue from rental of use of the distribution system for telephone services.

h)         Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy, and our power generation companies sell energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in 2012, in accordance with CVM Decision nº 560/2008, was R$ 41,484. This amount comprises R$ 34,033 in respect of short-term benefits, R$ 1,109 for post-employment benefits and R$ 6,342 for other long-term benefits,  and refers to the amount recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	2012	2011	2012	2011
Bank deposits and short-term investments
Banco do Brasil S.A.	125,475	91,025	-	-	7,687	5,385	1	6

Loans and financing, debentures and derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,775,218	1,644,812	-	-	155,016	181,110

Other financial transactions
Banco do Brasil S.A.	-	-	1,224	3,184	1,633	1,819	5,483	4,867
JBS S/A	-	-	-	-	4,010	-	-	-

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	1,263	-	-	-	7,561	-	-	-
Energia Sustentável do Brasil S.A.	-	-	-	-	627	-	-	-
Fras-le S.A	-	104	-	-	-	367	-	-
InterCement Brasil S/A	-	931	-	-	-	6,339	-	-
NC Energia S.A.	-	1,784	-	-	19,813	19,091	-	-
Petrobras	-	-	-	-	910	4,371	-	-
Tavex Brasil S.A.	-	-	-	-	18,448	22,458	-	-
Vale Energia S.A	6,594	7	-	-	77,041	30,548	-	-

Energy purchases in the free market
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	-	-	-	8	8
Vale Energia S.A.	-	-	-	-	-	-	387	523
Petrobras	-	-	-	-	-	-	36,440	7,967
Vale S.A	-	-	-	-	2,877	30,304	21,024	1,406
InterCement Brasil S/A	-	-	-	-	-	-	-	319
Concessionárias de Rodovias do Oeste de São Paulo	266	-	-	-	-	-	-	9

Intangible assets, Property, plant and equipment, Materials and Service
BNY Mellon Serviços Financeiros	-	-	-	-	-	-	-	3
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	-	-	-	-	-	-	144
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	-	-	-	35	-	-	-
Brasil Telecom S.A.	-	-	127	15	-	-	737	944
Camargo Corrêa Cimentos S.A.	-	16,809	-	-	-	350	-	-
Centrais Elétricas de Santa Catarina S.A - Celesc	-	519	-	1	-	-	-	28
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	12	-
Concessionárias de Rodovias do Oeste de São Paulo.	-	-	1	-	271	-	1	9
Construções e Comércio Camargo Correa S.A.	-	69,902	-	12	-	-	970	-
Embraer S.A.	2,326	-	-	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. – FCA	112	-	-	-	112	-	100	5
HM 16 Empreendimento Imobiliário SPE Ltda.	-	-	-	-	12	-	-	-
Industrias Romi S.A.	-	-	-	1,276	69	19	-	-
Intercement Brasil S.A	-	758	-	-	1,545	3,162	-	-
JBS S/A	-	-	-	-	43	-	-	-
Logum Logística S.A.	-	-	-	-	139	-	-	-
Lupatech S.A	-	-	-	-	-	-	1	9
Mineração Naque S.A.	21	-	-	-	160	-	-	-
Oi S.A.	-	-	1	-	-	-	10	-
Petrobras	9	33	-	-	30	311	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	27	-	-	-	60	-	-	-
Rodovias Integradas do Oeste - SP Vias	-	-	26	-	-	-	24	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	-	-	-	-	578	-	122	-
Telemar Norte Leste S.A	-	5	4	-	23	18	69	19
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	-	-	-	628
Totvs S.A	9	-	86	128	30	-	1,677	719
Vale Fertilizantes S.A.	9	-	-	-	30	19	-	-

Other revenue
Brasil Telecom S.A.	2,009	1,886	-	-	12,051	11,316	-	-

(*) Amortized cost

(32)  INSURANCE

The insurance cover maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the consolidated financial statements are:

		Consolidated
Description	Type of cover	December 31, 2012	December 31, 2011 (*)
Non current assets	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	5,911,631	5,990,210
Transport	National Transport	180,766	260,617
Stored materials	Fire, Lightning, Explosion and Robbery	50,935	50,922
Automobiles	Comprehensive Cover	6,604	4,394
Civil liability	Electric Energy Distributors	138,555	300,163
Personnel	Group Life and Personal Accidents	172,736	155,265
Other	Operational risks and other	348,143	188,866

Total		6,809,371	6,950,436
(*) Information not examined by the independent auditors.

(33)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy. As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes supervising the monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Group’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policies are established to identify, analyze and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Board of Directors of the Group also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and ad hoc reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted. The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in currency exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in Note 34. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in Note 34.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan - PEN 2012, drawn up by the National Electrical System Operator, the risks of any energy shortfall is low for 2013, and another energy rationing program is unlikely. These risks could be mitigated by early generation of thermal energy, using the Short-Term Operating Procedures (Procedimentos Operativos de Curto Prazo – POCP), or by an advance order authorized by the Electrical Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico – CMSE), thereby diminishing depletion of the reservoirs.

Risk of Acceleration of Debts: The company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the end consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(34)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

				December 31, 2012		December 31, 2011
	Category	Measurement	Level(*)	Accounting balance	Fair value	Accounting balance	Fair value
Assets
Cash and cash equivalent (note 5)	(a)	(2)	Level 1	1,157,375	1,157,375	2,699,837	2,699,837
Cash and cash equivalent (note 5)	(a)	(2)	Level 2	1,320,519	1,320,519	-	-
Consumers, Concessionaires and Licensees (note 6)	(b)	(1)	n/a	2,430,618	2,430,618	2,056,580	2,056,580
Leases	(b)	(1)	n/a	41,443	41,443	29,102	29,102
Financial investments	(c)	(1)	n/a	3,939	3,939	120,578	120,578
Financial investments	(a)	(2)	Level 1	2,161	2,161	36,908	36,908
Derivatives (note 34)	(a)	(2)	Level 2	487,308	487,308	219,375	219,375
Financial asset of concession (note 10)	(d)	(2)	Level 3	2,342,796	2,342,796	1,376,664	1,376,664
Other finance assets (**)	(b)	(1)	n/a	427,620	427,620	221,677	221,677
				8,213,779	8,213,779	6,760,719	6,760,719
Liabilities
Suppliers (note 15)	(e)	(1)	n/a	1,695,469	1,695,469	1,240,143	1,240,143
Loans and financing - (note 16)	(e)	(1)	n/a	8,410,657	8,256,545	6,740,144	6,554,672
Loans and financing - (note 16) (****)	(a)	(2)	Level 2	2,388,245	2,388,245	1,704,254	1,704,254
Debentures - principal and interest (note 17)	(e)	(1)	n/a	6,327,216	6,532,832	5,163,388	5,350,263
Regulatory charges (note 19)	(e)	(1)	n/a	114,488	114,488	145,146	145,146
Derivatives (note 34)	(a)	(2)	Level 2	445	445	24	24
Public utility (note 22)	(e)	(1)	n/a	491,579	491,579	469,664	469,664
Other finance liabilities (***)	(e)	(1)	n/a	173,385	173,385	333,928	333,928
				19,601,484	19,652,987	15,796,693	15,798,096
(*) Refers to the hierarchy for determination of fair value

(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Fund tied to the foreign currency loan, (iii) Services rendered to third parties, (iv) Refund of RGR and (v) Collection agreements, as disclosed in Note 11

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund and (vi) Business acquisition, as disclosed in Note 23.

(****) As a result of the initial designation of this financial liability, the consolidated statements showed a loss of R$88,206 (R$14,350 in 2011)

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 and IFRS 7 require classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in net income are disclosed in note 10. There are no effects on equity.

The Company recognized in “Investments at cost” in the consolidated financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A., in the form of 28,154 common shares and 18,593 preferred shares. As the shares of that company are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have a policy of using derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the subsidiaries (note 16) are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2012, the Company and its subsidiaries had the following swap operations:

	Market values (accounting balance)
Company / strategy / counterparts	Asset	(Liabilities)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange rate hedge:
CPFL Paulista
BNP Paribas	55,530	-	55,530	49,156	6,374	dollar	June 2014	160,000	over the counter
J.P.Morgan	25,983	-	25,983	22,834	3,149	dollar	July 2014	78,250	over the counter
J.P.Morgan	27,453	-	27,453	24,552	2,901	dollar	August 2014	76,700	over the counter
Morgan Stanley	19,953	-	19,953	15,852	4,101	dollar	September 2016	85,475	over the counter
Bank of America	75,743	-	75,743	67,918	7,824	dollar	July 2014	235,050	over the counter
Bank of America	61,153	-	61,153	46,303	14,849	dollar	July 2016	156,700	over the counter
Societe Generale	13,755	-	13,755	10,762	2,993	dollar	August 2016	33,173	over the counter
Citibank	19,843	-	19,843	15,613	4,230	dollar	September 2016	85,750	over the counter
HSBC	9,117	-	9,117	7,657	1,460	dollar	September 2014	41,050	over the counter
Scotia Bank	1,130	-	1,130	(739)	1,869	dollar	July 2016	49,000	over the counter
Subtotal	309,659	-	309,659	259,909	49,750

CPFL Piratinga
BNP Paribas	16,539	-	16,539	14,761	1,778	dollar	July 2014	45,990	over the counter
J.P.Morgan	54,783	-	54,783	49,079	5,704	dollar	August 2014	153,400	over the counter
Bank of America	26,254	-	26,254	21,137	5,117	dollar	August 2016	80,250	over the counter
Societe Generale	18,049	-	18,049	14,122	3,927	dollar	August 2016	43,527	over the counter
Citibank	3,970	-	3,970	3,358	612	dollar	August 2016	12,840	over the counter
Scotia Bank	1,476		1,476	(965)	2,441	dollar	July 2016	64,000	over the counter
Subtotal	121,071	-	121,071	101,492	19,579

CPFL Sul Paulista
Citibank	1,836	-	1,836	1,655	180	dollar	September 2014	8,000	over the counter
JPMorgan	(176)	-	(176)	(414)	238	dollar	July 2015	10,500	over the counter
Scotia Bank	35	-	35	(199)	235	dollar	July 2015	10,500	over the counter
Subtotal	1,695	-	1,695	1,042	653

CPFL Santa Cruz
JPMorgan	-	(336)	(336)	(789)	453	dollar	January 2013	20,000	over the counter

CPFL Leste Paulista
Citibank	1,812	-	1,812	1,655	157	dollar	September 2014	8,000	over the counter
Scotia Bank	23		23	(474)	498	dollar	July 2015	25,000	over the counter
Subtotal	1,836	-	1,836	1,181	654

CPFL Mococa
Citibank	1,606	-	1,606	1,448	158	dollar	September 2014	7,000	over the counter
Scotia Bank	37		37	(209)	246	dollar	July 2015	11,000	over the counter
Subtotal	1,643	-	1,643	1,240	403

CPFL Jaguari
Citibank	2,006	-	2,006	1,830	176	dollar	August 2014	7,000	over the counter
Scotia Bank	44		44	(247)	290	dollar	July 2015	13,000	over the counter
Subtotal	2,050	-	2,050	1,584	466

CPFL Geração
Citibank	31,695	-	31,695	26,586	5,109	dollar	August 2016	100,000	over the counter

RGE
J.P.Morgan	2,085	-	2,085	(546)	2,631	dollar	July 2012 to July 2016	94,410	over the counter
Citibank	15,388		15,388	13,334	2,054	dollar	April 2012 to April 2016	128,590	over the counter
Subtotal	17,473	-	17,473	12,788	4,685

Subtotal	487,121	(336)	486,785	405,032	81,753

Derivatives for protection of debts not designated at fair value

Exchange rate hedge:
CPFL Paulista
Merrill Lynch	(3)		(3)	(11)	8	dollar	April 2013	1,816	over the counter
Merrill Lynch	1		1	(6)	7	dollar	October 2013	1,002	over the counter
Merrill Lynch	24		24	(57)	81	dollar	October 2014	9,867	over the counter
Subtotal	22	-	22	(73)	95

CPFL Geração
Votorantim	(776)	(109)	(885)	(946)	61	dollar	from January 2013 to December 2014	57,678	over the counter

Hedge interest rate variation (1):
CPFL Energia
Citibank	611	-	611	142	469	CDI + spread	September 2014	300,000	over the counter

RGE
Santander	244	-	244	19	225	CDI + spread	December 2011 to December 2013	93,333	over the counter
Citibank	83	-	83	7	76	CDI + spread	December 2011 to December 2013	33,333	over the counter
Subtotal	327	-	327	26	301

Hedge interest rate variation (2):
CPFL Piratininga
HSBC	2	-	2	2	-	TJLP	January 2013	1,139	over the counter
Santander	2	-	2	2	-	TJLP	January 2013	1,140	over the counter
Subtotal	4	-	4	4	-

Subtotal	188	(109)	79	(847)	926

Total	487,308	(445)	486,864	404,185	82,679

Current	870	(109)
Non current	486,438	(336)
Total	487,308	(445)

For further details of terms and information about debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments, resulting in a loss of R$ 13,682 at December 31, 2012 (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the years 2012 and 2011, the derivatives resulted in the following impacts on the consolidated result:

			Gain (Loss)
Company	Hedged risk / transaction	Account	2012	2011
CPFL Energia	Interest rate variation	Swap transactions	356	161
CPFL Energia	Mark to market	Adjustment to fair value	451	(608)
CPFL Paulista	Exchange variation	Swap transactions	60,219	169,033
CPFL Paulista	Mark to market	Adjustment to fair value	50,866	8,611
CPFL Piratininga	Interest rate variation	Swap transactions	207	6
CPFL Piratininga	Exchange variation	Swap transactions	20,949	59,514
CPFL Piratininga	Mark to market	Adjustment to fair value	19,711	118
RGE	Interest rate variation	Swap transactions	498	217
RGE	Exchange variation	Swap transactions	9,130	-
RGE	Mark to market	Adjustment to fair value	4,596	168
CPFL Geração	Interest rate variation	Swap transactions	167	(468)
CPFL Geração	Exchange variation	Swap transactions	8,261	13,630
CPFL Geração	Mark to market	Adjustment to fair value	5,676	2,495
CPFL Santa Cruz	Exchange variation	Swap transactions	(789)	-
CPFL Santa Cruz	Mark to market	Adjustment to fair value	453	-
CPFL Leste Paulista	Exchange variation	Swap transactions	(87)	749
CPFL Leste Paulista	Mark to market	Adjustment to fair value	653	(23)
CPFL Sul Paulista	Exchange variation	Swap transactions	(226)	749
CPFL Sul Paulista	Mark to market	Adjustment to fair value	676	(23)
CPFL Jaguari	Exchange variation	Swap transactions	138	985
CPFL Jaguari	Mark to market	Adjustment to fair value	454	(6)
CPFL Mococa	Exchange variation	Swap transactions	130	656
CPFL Mococa	Mark to market	Adjustment to fair value	403	(21)
			182,892	255,942

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

c.1) Exchange variation

If the level of exchange exposure at December 31, 2012 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Exchange depreciation of 4,9%(*)	Exchange depreciation of 25%(**)	Exchange depreciation of 50%(**)
Financial asset instruments	34,287	dollar apprec.	1,675	8,572	17,144
Financial liability instruments	(2,526,520)	dollar apprec.	(123,390)	(631,630)	(1,263,260)
Derivatives - plain vanilla swap	2,463,835	dollar apprec.	120,328	615,959	1,231,918
Total	(28,397)		(1,387)	(7,099)	(14,199)
(*) In accordance with exchange graphs contained in information provided by the BM&F
(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to exchange rate as of December 31, 2012

c.2) Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at December 31, 2012 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI 8,38% p.a; IGP-M 7,82% p.a.; TJLP  5,75% p.a.), the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 948.753. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I(*)	Raising index by 25%(**)	Raising index by 50%(**)
Financial asset instruments	2,851,070	CDI apprec.	(37,064)	59,730	119,460
Financial liability instruments	(8,526,240)	CDI apprec.	110,841	(178,625)	(357,249)
Derivatives - plain vanilla swap	(1,979,260)	CDI apprec.	25,730	(41,466)	(82,931)
	(7,654,431)		99,508	(160,360)	(320,721)

Financial asset instruments	6,100	IGP-M apprec.	(146)	119	238
Financial liability instruments	(548,830)	IGP-M apprec.	13,117	(10,730)	(21,459)
	(542,730)		12,971	(10,610)	(21,221)

Financial liability instruments	(4,609,135)	TJLP apprec.	34,569	(66,256)	(132,513)
Derivatives - plain vanilla swap	2,290	TJLP apprec.	(17)	33	66
	(4,606,845)		34,551	(66,223)	(132,447)

Total increase	(12,804,005)		147,030	(237,194)	(474,388)
(*) The CDI, IGP-M and TJLP indexes considered of 7,08%, 5,43% and 5%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index are related to information as of December 31, 2012

d) Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the non-derivative financial liabilities as at December 31, 2012, taking into account principal and interest, and is based on the undiscounted cash flow, considering the earliest date on which the Company and its subsidiaries have to settle the respective obligations.

	Consolidated
December 31, 2012	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	Over 5 years	Total
Suppliers (note 15 )		1,176,748	498,406	15,847	4,467	-	1,695,469
Loans and financing - principal and interest (note 16 )	7.97%	523,120	273,842	964,913	7,304,124	6,263,827	15,329,827
Debentures - principal and interest (note 17)	8.10%	61,108	10,707	365,544	4,285,455	4,642,926	9,365,739
Regulatory charges (note 19 )		110,539	3,949	-	-	-	114,488
Public utility (note 22 )	14.21%	630	764	31,117	73,413	3,353,996	3,459,920
Other (note 23 )		27,533	112,810	15,292	-	17,750	173,386
Consumers and concessionaires		20,576	33,244	6,423	-	-	60,243
National scientific and technological development fund - FNDCT		4,715	387	-	-	-	5,102
Energy research company - EPE		2,242	308	-	-	-	2,550
Collections agreement		-	76,371	-	-	-	76,371
Fund for reversal		-	-	-	-	17,750	17,750
Business acquisition		-	2,500	8,869	-	-	11,369
Total		1,899,679	900,477	1,392,714	11,667,459	14,278,499	30,138,828

(35)  COMMITMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as follows:

		Consolidated
Commitments as of December 31, 2012	Duration	2013	2014	2015	2016	After 2016	Total
Energy purchase contracts (except Itaipu)	Up to 36 years	6,025,901	5,747,821	5,817,806	6,188,190	70,143,401	93,923,119
Itaipu	Up to 30 years	1,099,773	1,112,594	1,116,810	1,143,117	12,595,799	17,068,094
Power plant constrution projets (a)	Up to 20 years	886,146	510,106	74,265	34,305	557,530	2,062,352
Total		8,011,819	7,370,521	7,008,881	7,365,612	83,296,731	113,053,565

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share on construction, concession acquisition and bank guarantees relating to the jointly-controlled under development companies.

(a)    The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the renewable energy segment.

(36)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements.

	Consolidated
	December 31, 2012	December 31, 2011	December 31, 2010
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and irrigation	65,534	67,244	54,408

Deferred costs variations
Parcel "A"	-	-	333
CVA (**)	897,364	404,148	333,621
	897,364	404,148	333,954
Prepaid expenses
Overcontracting	74,885	27,364	23,860
Low income consumers' subsidy - losses	2,064	17,922	34,994
Neutrality of the sector charges	2,850	224	-
Tariff adjustment	2,696	467	-
Other financial components	92,582	53,180	67,515
	175,078	99,157	126,369
Liabilities
Deferred gains variations
Parcel "A"	(1,443)	(1,337)	(11,472)
CVA (**)	(373,784)	(488,500)	(364,365)
	(375,227)	(489,838)	(375,837)
Other accounts payable
Tariff review	(242,987)	-	-
Discounts TUSD (*) and irrigation	(363)	(127)	(1,923)
Overcontracting	(28,919)	(48,367)	(61,391)
Low income consumers' subsidy - gains	(22,813)	(17,010)	(6,280)
Neutrality of the sector charges	(66,985)	(97,138)	(63,905)
Tariff teview – provisional procedure	-	(32,181)	-
Other financial components	(4,254)	(5,739)	(29,666)
	(366,321)	(200,562)	(163,165)

Total net	396,428	(119,851)	(24,272)

(*) Network usage charge - TUSD
(**) Deferred tariff costs and gains variations from parcel "A" itens - ("CVA")

The main characteristics of the regulatory assets and liabilities are:

a) TUSD Discounts and Irrigation

The distribution subsidiaries recognize regulatory assets and liabilities in relation to the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

b) CVA

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

c) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, restricted to 3% of the energy load requirement.

d) Subsidy - Low Income

Refers to the subsidies granted to consumers entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social Programs (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

e) Neutrality of the Sector Charges

Refers to the neutrality of the sector charges in the tariff, calculating the monthly differences between the amounts billed and the amounts considered in the tariff.

g) Tariff review / Provisional Procedure

The 2011 tariff review for the subsidiary CPFL Piratininga was scheduled for October 23, 2011. Although it had not been finalized, ANEEL established in Order nº 4.991, of December 29, 2011, that for regulatory purposes, the regulatory assets and liabilities should be calculated on a best estimate basis. On October 16, 2012, ANEEL’s Collegiate Board approved the subsidiary’s annual Tariff Adjustment - RTA for 2012, taking into account the impact of 1/3 of the financial component of the 2011 periodic tariff review - RTP. In Order nº 155, of January 23, 2013, ANEEL reviewed the accounting classification of the Provisional Procedure and created the  replacement reimbursement account in the periodical tariff review.

The 2012 tariff review for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa was scheduled for February 7, 2012. Although it had not been finalized, ANEEL established in Order nº 4.991, of December 29, 2011, that for regulatory purposes, the regulatory assets and liabilities should be calculated on a best estimate basis.

f) Other Financial Components

Mainly refers to CCEAR exposure (Agreement for commercialization of electric energy in the regulated environment), financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment (distribution system usage tariff billed to the generators).

Financial components were also granted in the tariff review of the distributors, to adjust previous tariff reviews or adjustments

(37)  NON CASH TRANSACTION

	Parent company		Consolidated
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Transactions resulting from business combinations
Loans, financing and debentures	-	-	(556,706)	(781,892)
Property, plant and eqiupment acquired through business combination	-	-	695,093	953,171
Intangible asset acquired in business combination, net of tax effects	-	-	514,644	738,554
Other net assets acquired through business combination	-	-	82,841	84,377
			735,872	994,210
Cash acquired in the business combination	-	-	(28,278)	(6,826)
Acquisition price payable	-	-	(1,408)	(173,054)
Acquisition price paid	-	-	706,186	814,330

Other transactions
Capital increase through payment of advance for future capital increase in subsidiaries	-	445	-	-
Capital increase through capitalization of intercompany loan in subsidiaries	-	18,464	-	-
Capital decrease in subsidiaries by transfer of investments	56,701	-	-	-
Provision for socio-environmental costs capitalized in property, plant and equipment		-	33,528	-
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	-	-	(66,773)	-
Transfer from fixed assets to leasing	-	-	1,791	-
Interest capitalized in property, plant and equipment	-	-	32,527	6,861
Interest capitalized in intangible concessoin asset - distribution infrastructure	-	-	15,645	32,281

(38)  RELEVANT FACT AND SUBSEQUENT EVENT

38.1 – Stock Purchase Option – controlling shareholders

In a Relevant Fact dated January 24, 2013, the Company was informed by the shareholders Bonaire and Energia SP FIA of exercise of the option to purchase all the additional shares, corresponding to 4% of the shares tied to the CPFL Energia Shareholders’ Agreement held by VBC Energia S.A. and/or its successors, and by 521 Participações S.A, succeeded by BB Carteira Livre I (“BB CL I”), in accordance with Purchase Option Instrument signed on July 17, 2002 by VBC, 521 and Bonaire.

The shareholders VBC and their successors Camargo Corrêa S/A (“CCSA”) and ESC Energia S/A (“ESC”), and Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), successor and sole quotaholder of BB CL I, informed the Company of their acceptance in view of exercise of the Purchase Option, indicating clearly and unequivocally their wish to dispose of the shares tied to the Shareholders’ Agreement.

Accordingly, CCSA will dispose of 11,804,530 shares tied to Energia SP FIA and PREVI will dispose of 9,897,860 shares tied to Energia SP FIA. After completion of the transaction, ownership of the tied shares will be as follows:

	Number of shares
	Prior to disposal	After disposal
VBC Energia S.A.	9,897,860	9,897,860
ESC Energia S.A.	224,188,344	224,188,344
Camargo Correa S.A.	11,804,530	0
BB Carteira Livre I FIA	196,276,558	196,276,558
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	9,897,860	0
Energia São Paulo FIP	90,484,600	112,186,990
Bonaire Participações S.A.	10,000	10,000
Total	542,559,752	542,559,752

The procedures for final calculation of the share prices, and the negotiations related to payment of the price, started on January 25, 2013 and the actual transfer of the shares is scheduled to take place by March 25, 2013.

38.2 Issuance of debentures

The issue of a single series of unsecured, registered book-entry debentures, not convertible into shares and guaranteed by the Company was approved by Board of Directors meetings of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE on January 31, 2013. The debentures will have a validity term of 8 years from the issue date and mature in February 2021.

	Number	Unit per value	Total amount raised R$ thousand	Annual remuneration
CPFL Paulista	50,500	10,000	505,000	CDI + 0,83%
CPFL Piratininga	23,500	10,000	235,000	CDI + 0,83%
RGE	17,000	10,000	170,000	CDI + 0,83%

The funds raised will be used to extend the indebtedness and reinforce the working capital of the subsidiaries. The funds were released on February 22, 2013 for the subsidiaries CPFL Paulista and CPFL Piratininga and are scheduled for release by the end of February 2013 for the subsidiary RGE.

38.3 – Provisional Measure (“MP”) nº 579/2012, (converted into Law 12,783 in January 2013)  – Extension of the concessions and other topics of interest

On September 11, 2012, the Federal Government published MP nº 579, which address the extension of electric energy generation, transmission and distribution concessions. These agreements are affected by articles 19, 17 and 22 of Law nº 9,074/1995 concerning the reduction of sector charges, sliding-scale tariffs and other measures.

According to MP n° 579, electric energy generation and distribution concession contracts covered by the MP may be extended, at the discretion of the granting authority, once only, for a term of up to thirty years, in order to ensure the continuity, efficiency of the service provided, affordable tariffs and fulfillment of economic and operational rationality criteria. The addenda involving generators whose contracts have been extended were signed at the end of 2012. The granting authority has not yet started the extension process for the distributors, including definition of the conditions.

In the case of generation, extension depended on express acceptance of the following main conditions: (i) remuneration by means of a tariff calculated by ANEEL for each hydroelectric power plant, (ii) allocation of quotas of physical guarantee of electric energy and of power from the hydroelectric power plant to the public utility concessionaires of electric energy distribution on the National Integrated Grid – SIN, to be defined by ANEEL, in accordance with a regulation by the granting authority; and (iii) acceptance of the service quality standards set by ANEEL. The replacement value methodology (“VNR”) was used to calculate the amount of compensation, corresponding to the portions of the investments linked to reversible assets not yet amortized of depreciated, as calculated by the Empresa de Planejamento Energético (“EPE”).

The electric energy generation, transmission and distribution concessions that are not extended, as per the terms of this MP, will be offered, either by auction or tender, for terms of up to thirty years.

Of the companies controlled by CPFL Energia, the only ones directly impacted by this MP are the distributors CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz, whose concession agreements expire in July, 2015. These subsidiaries filed for extension of the concessions on June 28, 2012 which were ratified on October 10, 2012, as a result of the changes introduced by MP nº 579. Although it is not possible at this time to determine precisely what impacts this MP will have on these distributors, since the terms of extension will only be known when the Granting Authority releases the draft of the Addendum to the Concession Agreement, Management of the Company and its subsidiaries, in their best judgment, are of the opinion that the effects, if any, will not be significant.

In the case of the distributor CPFL Leste Paulista, which has a generation concession and has not yet undergone a deverticalization process, in official letter nº 186 of December 3, 2012, ANEEL informed that the Company will receive the amount of R$ 34,444 as compensation for the basic project for the Rio do Peixe II Plant.

The other distributors controlled by CPFL Energia have not been directly affected by this MP, as their concessions expire in 2027 and 2028. In order to assimilate the effects of the MP, ANEEL ratified the result of the extraordinary reviews (“RTE”) for 2013 for all the electric energy distributors, applied to consumption as from January 24, 2013. This extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and decrease in the transmission costs are also computed. Note that this RTE has no impact on profit or loss. The average effects for the distributors’ consumers were:

Energy distribution	Resolution no	Consumer's perception (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%

(*)Information not examined by the independent auditors

With regard to the energy generation segments (conventional and renewable), the Company believes that the MP will not directly affect their business, since their concessions and exploration authorizations granted by ANEEL will only expire as from 2027 and also, their energy sales contacts were contracted by means of Proinfa, Energy Reserve and CCEAR bilateral agreements, the majority of which have 15, 20 and 30 year terms.

38.4 – Memorandum of Understanding – Rede Group

As per Relevant Fact of December 19, 2012, the Company, Equatorial Energia S.A. (“Equatorial”) and Jorge Queiroz de Moraes Junior (“Controlling Shareholder”) signed a binding “Investment, Purchase and Sale Agreement and Other Covenants” commitment, with the following objective: (i) disposal to Equatorial by the  Controlling Shareholder of his direct and indirect interest in the control of Rede Energia S.A. (“Rede”) and other companies controlled by Rede (“Acquisition”); and (ii) investment by Equatorial and CPFL Energia of the outlay required for the operational and financial recovery of the companies in the Rede Group, including the electric energy distribution concessionaires controlled by Rede, which are under intervention by ANEEL (“Investment”). The Acquisition will be made for R$ 1.00 (one real) and the Investment will be made by means of an as yet undefined structure. The final definition depends on the evolution of the preceding conditions, the main effects of which are described below.

The Acquisition and the Investment are interlinked transactions, and the main preceding conditions are as follows: (i) prior consent by ANEEL, resulting in lifting of the interventions in relation to the concessionaires controlled by Rede; (ii) approval by the Conselho Administrativo de Defesa Econômica – CADE; (iii) approval by creditors of Rede and other companies in the Rede group in the process of court reorganization under the court reorganization plan (iv) obtaining the necessary approval on the part of certain creditors and minority shareholders of the companies involved, in accordance with the pertinent law, contracts and shareholders agreements; and (v) obtaining the pertinent corporate approvals.

The Company will keep the market informed in respect of the Investment and definition of the structure.

CAPITAL BUDGET SUMMARY FOR 2013 FOR THE DISTRIBUTION SEGMENT

In conformity with article 25 (IV) of CVM Instruction Nº 480/2009, we show below the Company’s proposed capital budget for the distribution segment for 2013, and the source of the funds:

Sources	R$
Retained earnings (art. 196)	326,899,588.84
Financing and cash generation	790,055,635.35
1,116,955,224.19
Investments
Expansion of the system	497,541,982.59
Business maintenance	191,641,609.49
System improvement project	207,790,148.14
Operational support	166,349,544.02
Other	53,631,939.94
1,116,955,224.18

EXECUTIVE BOARD

WILSON P. FERREIRA JUNIOR
Chief Excecutive Officer

LORIVAL NOGUEIRA LUZ JUNIOR
Vice-President for Finance
And Investor Relations

CARLOS MÁRCIO FERREIRA
Vice-President for Operation

CARLOS DA COSTA PARCIAS JÚNIOR
Vice-President for Business Development

JOSÉ MARCOS CHAVES DE MELO
Vice-President for Administration

RICARDO CLEBER ZANGIROLAMI
Vice-President for Institucional Relations

BOARD OF DIRECTORS

MURILO CESAR L.S. PASSOS
Chairman

IVAN DE SOUZA MONTEIRO
 Vice chairman

CLAUDIO BORIN GUEDES PALAIA
FRANCISCO CAPRINO NETO
HELENA KERR DO AMARAL
RENÊ SANDA

ACCOUNTING DIVISION

ANTÔNIO CARLOS BASSALO
 Accouting Director
CT CRC. 1SP085.131/O-8

SÉRGIO LUIZ FELICE
Accounting Manager
CT CRC. 1SP192.767/O-6

Independent auditors’ report over financial statements

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have audited the accompanying individual and consolidated financial statements of
CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheets as of December 31, 2012 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and the consolidated financial statements in accordance with the International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and the accounting practices adopted in Brazil, as well as for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of CPFL Energia S.A. as of December 31, 2012, its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CPFL Energia S.A. as of December 31, 2012, its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and accounting practices adopted in Brazil.

Emphasis of matter

Individual financial statements

As stated in note 2.1, the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of the Company, these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and jointly-controlled entities under the equity method of accounting, which would be measured at cost or fair value for IFRS purposes.  Our opinion is not qualified due to this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2012, prepared under Management's responsibility, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and provided as supplemental information for IFRSs which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Corresponding amounts

The amounts corresponding to the year ended December 31, 2011, presented for comparative purposes, have been previously audited by other independent auditors, whose report thereon, dated March 5, 2013, was unqualified and included emphasis of matter paragraphs with regard to: (i) the difference in the measurement of investments in subsidiaries, associates and jointly-controlled entities under the equity method of accounting in the individual financial statements, which would be measured at cost or fair value for IFRS purposes; and (ii) adjustments to the financial statements for the year ended December 31, 2011, as disclosed in note 2.9.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Campinas, March 5, 2013

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes CRC nº 2 SP 011609/O-8	Engagement Partner CRC nº 1 SP 203310/O-6

Report of the Audit Committee

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report, the Financial Statements for Fiscal Year 2012, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated March 5, 2013, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, March 13, 2013.

José Reinaldo Magalhães

President

Daniela Corci Cardoso Member	Adalgiso Fragoso de Faria Member
Wilton de Medeiros Daher Member	Carlos Alberto Cardoso Moreira Member

Management Declaration on financial Statements

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2012, as well as the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes.

Management Declaration on Independent Auditors’ Report

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2012, as well as the auditors’ opinion issued by Deloitte Touche Tohmatsu Auditores Independentes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.